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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-150754

Prospectus

7,500,000 shares

Common stock

Polypore International, Inc. is offering 3,750,000 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 3,750,000 shares of our common stock in this offering. We will not receive any proceeds from the sale of the shares being sold in this offering by the selling stockholders. Our common stock is listed on the New York Stock Exchange under the symbol PPO. On May 22, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $24.53 per share.

	Per share	Total

Public offering price	$24.00	$180,000,000
Underwriting discounts and commissions	$1.14	$8,550,000
Proceeds to Polypore International, Inc., before expenses	$22.86	$85,725,000
Proceeds to the selling stockholders, before expenses	$22.86	$85,725,000

The selling stockholders named in this prospectus have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,125,000 additional shares of our common stock.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on May 29, 2008.

JPMorgan
Sole Bookrunner

Robert W. Baird & Co.

William Blair & Company
BB&T Capital Markets

May 22, 2008

POLYPORE

Energy Storage

Electronic applications

Lithium batteries

Transportation and industrial applications

Lead-acid batteries

Separations Media

Healthcare applications

Hemodialysis

Industrial and specialty applications

Specialty filtration

Blood oxygenation

Degasification

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders has authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, the words "Polypore International," "Company," "we," "us" and "our" refer to Polypore International, Inc. together with its subsidiaries, unless the context indicates otherwise. References to "fiscal year" mean the 52 or 53 week period ending on the Saturday that is closest to December 31. The fiscal years ended December 29, 2007, or "fiscal 2007," December 30, 2006, or "fiscal 2006," and December 31, 2005, or "fiscal 2005," each included 52 weeks. The period from January 4, 2004 through May 1, 2004 included 17 weeks and the period from May 2, 2004 through January 1, 2005 included 35 weeks (together, 52 weeks), or "fiscal 2004." The fiscal year ended January 3, 2004, or "fiscal 2003," included 53 weeks.

Our U.S. registered trademarks include Accurel®, Ace-Sil®, CELGARD®, CellForce®, DARAK®, Daramic®, DIAPES®, DuraPES®, Flex-Sil®, HEXPET®, Liqui-Cel®, Liqui-Flux®, MicroPES®, MicroModule®, MiniModule®, OXYPHAN®, OXYPLUS®, P.E.T., PLASMAPHAN®, PUREMA®, and SuperPhobic®. We also own trademarks, or have filed trademark applications to register some of our trademarks, in various countries throughout the world.

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Prospectus summary

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in our common stock.

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. We believe that we are among the top three in terms of market share (based on revenue and volume) in products comprising a total of approximately 80% of our fiscal 2007 net sales. The microporous membranes we produce are highly engineered polymeric structures that contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level. We believe our membrane technology platform is one of the broadest in the industries in which we compete. Our expertise spans multiple membrane configurations, polymers, coatings and process technologies and addresses a wide array of market requirements. We believe that our differentiated membranes will enable us to meet increasing end-market performance requirements, grow with our current customers and application base and pursue new, high-value added markets and applications.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 71% of our fiscal 2007 net sales. The separations media segment accounted for approximately 29% of our fiscal 2007 net sales. We serve a diverse set of customers globally with strategically located manufacturing facilities in North America, Europe and Asia. In fiscal 2007, we generated total net sales of $534.7 million and income from continuing operations of $0.4 million, and, for the three months ended March 29, 2008, we generated total net sales of $145.3 million and income from continuing operations of $10.6 million. Adjusted EBITDA, as defined in our senior secured credit facilities, for the 12 months ended March 29, 2008, was $168.3 million. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" for a reconciliation of Adjusted EBITDA.

Energy storage

In the energy storage segment, our membrane separators are a critical performance component in lithium and lead-acid batteries, performing the core function of regulating ion exchange and thus allowing the charge and discharge process to occur between a battery's positive and negative electrodes. These membrane separators require specialized technical engineering and must be manufactured to extremely demanding requirements and specifications including thickness, porosity, mechanical strength and chemical and electrical resistance. While membrane separators in both lithium and lead-acid batteries are among the most highly engineered and critical battery components, they represent a small portion of the battery's overall cost.

We develop, manufacture and market a broad line of patented polypropylene and polyethylene monolayer and multilayer membrane separators for lithium batteries that are used in consumer electronics products such as mobile phones and other handheld devices, laptop computers, MP3 players, cameras and, increasingly, power tools. According to the Institute of Information Technology, unit sales of lithium batteries are expected to experience average annual growth of 8% through 2011. Lithium batteries provide critical performance advantages relative to alternative battery technologies, such as faster charging rates, improved battery life and higher power density, which results in more compact, lightweight batteries. These advantages create the potential for expansion by lithium batteries into additional electronic appliances and portable consumer devices. For example, large-format lithium batteries are displacing nickel-based batteries in new applications such as consumer power tools and electric bikes and are currently in development for use in hybrid electric vehicles ("HEVs") and electric vehicles ("EVs").

We also develop, manufacture and market a complete line of high-performance polymer-based membrane separators for lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in batteries for automobiles and other motor vehicles. The remaining approximately 20% are used in industrial battery applications such as forklifts, golf carts, submarines and uninterruptible power supply systems. We believe that over 80% of lead-acid battery unit sales for motor vehicles are aftermarket batteries. Aftermarket sales are primarily driven by the size of the worldwide vehicle fleet rather than by new motor vehicle sales. According to WardsAuto.com, the worldwide fleet of motor vehicles has averaged 3% annual growth for over 20 years, providing us with a growing recurring revenue base. We believe another factor contributing to market growth is the worldwide conversion from alternative separator materials to the higher-performance polyethylene-based membrane separators such as those we produce.

We believe that our lithium battery separator technology is particularly well-suited to the cost and performance requirements of the HEV and EV market and that combining certain product and process technologies of our lithium and lead-acid battery separators could provide additional advantages. We further believe that our established position in the automotive battery separator market also provides a competitive advantage in new automotive applications such as HEV and EV.

Separations media

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications, performing the critical function of removing sub-micron particulates from fluids and introducing or removing gases (gasification/degasification) within liquids. Both healthcare and specialty filtration applications require membranes with precisely controlled pore size, structure, distribution and uniformity.

We produce highly engineered membranes for healthcare applications involving complex blood-membrane interactions. These applications include hemodialysis, blood oxygenation and plasmapheresis. Within healthcare, hemodialysis membranes comprise the largest proportion of our sales. Our hemodialysis membranes are the critical functional component of dialyzers, a consumable item used in the treatment of permanent kidney failure, a condition known as end-stage renal disease ("ESRD"). By removing patients' blood toxins, dialyzers perform a filtering function similar to that of a healthy kidney. ESRD patients generally receive three dialysis treatments per week, creating stable and recurring demand for our dialyzer membranes. Growth in demand for dialyzers and dialyzer membranes is driven by several factors, including the aging population in developed countries, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States towards single-use rather than multiple-use dialyzers. According to the

European Renal Association-European Dialysis and Transplant Association, the number of worldwide ESRD patients has historically grown by approximately 6% per year. We estimate that continued patient population growth combined with conversion to single-use dialyzers and increasing treatment frequency will result in overall annual dialyzer market growth in excess of 6%.

We have engaged in certain restructuring activities in response to a market shift from cellulosic hemodialysis membranes toward higher-performing synthetic membranes. In 2006, we ceased production of cellulosic membranes and focused on growing our PUREMA® synthetic membrane, which we believe is superior in performance compared to all other synthetic membranes on the market. Since the completion of our exit from cellulosic membranes in 2007, we have seen significant growth in sales of our PUREMA® synthetic membranes.

We believe we are the world's leading developer, manufacturer and marketer of membranes for blood oxygenation and a leading supplier of membranes for plasmapheresis. As a component of heart-lung machines, blood oxygenators temporarily replace the functions of the lungs during on-pump open-heart surgery. The highly specialized membranes remove carbon dioxide while diffusing oxygen into the blood.

We also produce a wide range of membranes and membrane-based elements for micro-, ultra- and nanofiltration and gasification/degasification of liquids, covering a broad range of applications in the filtration market. According to Frost & Sullivan, the U.S. micro-, ultra- and nanofiltration membrane element market is approximately $1.2 billion and growing in excess of 8% annually. Market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications.

We currently serve a variety of these filtration end-markets, including water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing, and are working closely with current and potential customers to develop innovative new products based on our technology and capabilities. We believe that our range of membrane configurations, polymers and process technologies, coupled with our long-standing expertise in membrane development, positions us to serve a wide array of membrane filtration needs.

Competitive strengths

Serve end-markets that have attractive growth characteristics

We produce a variety of separation and filtration products for end-markets with attractive growth characteristics, which in many cases are supported by a growing recurring revenue base.

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The lithium battery market is expected to grow at 8% annually, driven by strong demand for consumer electronics and by the application of lithium battery technology in new markets such as HEVs and EVs. We believe that growth in membrane separator demand will exceed battery growth due to increasing demand for large-format lithium batteries.

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In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators.

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The hemodialysis membrane market, which we believe will increase in excess of 6% annually, provides a growing recurring revenue base for our synthetic dialysis membranes.

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The micro-, ultra- and nanofiltration membrane element market is expected to grow in excess of 8% annually, driven by several factors including the superior performance of membrane filtration and the increasing need for purity in industrial and other applications.

Leading market positions

We believe that we are well positioned in each of the markets in which we compete. For example, in terms of market share (based on revenue and volume):

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We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications.

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We believe, based on internal company estimates, that we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor.

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We believe, based on independent industry research, that we are the world's leading supplier of blood oxygenation membranes and that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes.

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We believe, based on internal company estimates, that, in the industrial and specialty filtration market, we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel® membrane contactors. We also believe, based on internal company estimates and independent industry research, that we are the world's leading independent supplier of polyethersulfone flat sheet membranes.

We believe, based on the information above and other company estimates, that we are among the top three in terms of market share (based on revenue and volume) in products comprising a total of approximately 80% of our fiscal 2007 net sales. These products include lead-acid battery membrane separators, lithium battery membrane separators, blood oxygenation membranes, membrane contactors for gasification/degasification of liquids and plasmapheresis membranes.

Proven innovation through broad product and process technology

We have established our leading market positions through our ability to utilize core technical expertise and broad product and process capabilities to develop customized solutions that meet demanding requirements in specific applications. Our research and development effort is supported by over 100 engineers, scientists, PhDs and other personnel.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, hollow fiber and tubular technology. We draw upon our experiences across multiple end-markets and various membrane technologies to create innovative solutions in new niche applications. For example, our Liqui-Cel® membrane contactor product line, which combines our blood oxygenation membrane technology with patented module design features, provides superior performance to conventional gasification/degasification methods in multiple applications such as semiconductor and flat panel display manufacturing. We believe that our capabilities in product innovation, which combine multiple technologies, a global technical infrastructure and extensive experience in microporous membrane development and manufacturing, are difficult to replicate.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse base of customers worldwide who are among the leaders in their respective industries. We often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' exacting manufacturing and end-use specifications.

Global presence

As of March 29, 2008, we manufacture, market and service our products through 13 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. In the energy storage segment, we remain focused on growth in the Asia Pacific region and on driving worldwide improvements in production efficiency. In 2006, we doubled capacity in our Prachinburi, Thailand lead-acid battery membrane separator facility. In 2007, we completed the acquisition of a 60% share in a facility in Tianjin, China, which produces membrane separators for lead-acid batteries, and announced an additional capacity expansion to our Prachinburi, Thailand lead-acid battery membrane separator facility, which will further increase its capacity by approximately 60%. On February 29, 2008, we acquired 100% of the stock of Microporous Holding Corporation, the parent company of Microporous Products L.P. ("Microporous"). Microporous has a production facility in Piney Flats, Tennessee and a new production facility in Feistritz, Austria that is scheduled to begin production in the second quarter of 2008. Additionally, in September 2007, we started a lithium battery separator capacity expansion at our Charlotte, North Carolina facility expected to be completed by the end of 2008.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment, manufacturing techniques and process technologies have been developed over many years with significant intellectual property, know-how and capital investments. Our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market.

Strong and experienced management team

Our senior management team has significant experience leading high technology companies, driving growth through development of new applications and technologies and cultivating strong relationships with existing customers. Management has also demonstrated a track record of successfully leading companies larger in size and scope than ours. The team has an average of more than 20 years of management experience.

Business strategy

We intend to:

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grow with our current customer and application base by capitalizing on our core capabilities in microporous membranes and modules;

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leverage existing and developing product and process technologies to pursue new, high value-added markets and applications; and

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maximize access to key customers and end-markets through strategic relationships and acquisitions.

Risk factors

The competitive strengths that we maintain, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under "Risk factors" and "Forward-looking statements" and include, but are not limited to, the following:

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Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

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We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

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The loss of large volume customers could impact our sales and our profits.

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Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our sales and our profits.

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Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

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Our substantial indebtedness could harm our ability to react to changes in our business or to market developments and prevent us from fulfilling our obligations under our indebtedness.

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Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

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To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

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The terms of our senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to market changes or to take certain actions.

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Because a majority of our employees are represented under collective bargaining agreements, any employee slowdowns, strikes or failure to renew our collective bargaining agreements could disrupt our business.

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We generate most of our sales from manufacturing products that are used in a wide variety of industries and the potential for product liability exposure for our products could be significant.

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Our operations outside the United States pose risks to our business that are not present with our domestic business.

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We could incur substantial costs to comply with environmental laws and violations of such laws may increase our costs or require us to change certain business practices.

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If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

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Due to the unique products that we produce and the particular industry in which we operate, the loss of our senior management could disrupt our business.

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As we pursue acquisitions we are subject to added litigation and regulatory risks, integration risks, the possible disruption of our business and the incurrence of contingent liabilities, expenses or additional debt.

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We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

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Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which could adversely affect our business.

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Provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company and we may be unable to consummate a transaction that our stockholders consider favorable.

Corporate information

Polypore International, Inc. is a Delaware corporation. Our principal executive offices are located at 11430 North Community House Road, Suite 350, Charlotte, NC 28277 and our telephone number is (704) 587-8409. Our website address is http://www.polypore.net. The information on our website is not incorporated by reference and is not a part of this prospectus.

Upon the consummation of the offering, we will no longer be deemed a "controlled company" under the rules of the New York Stock Exchange ("NYSE"). We believe that we currently have a majority of independent directors and that all of our committees are comprised solely of independent directors as defined under the rules of the NYSE and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Developments since our initial public offering ("IPO")

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In September 2007, we started an additional capacity expansion at our Prachinburi, Thailand facility expected to be completed by the end of 2008.

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In September 2007, we started a lithium battery separator capacity expansion at our Charlotte, North Carolina facility expected to be completed by the end of 2008.

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In January 2008, we sold a non-core synthetic paper business.

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On February 29, 2008, we purchased 100% of the stock of Microporous Holding Corporation, the parent company of Microporous.

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On April 1, 2008, we acquired the battery separator manufacturing assets of Super-Tech Battery Components Pvt. Ltd., located in Bangalore, India for approximately $1.7 million.

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On May 20, 2008, we completed the acquisition of 100% of the outstanding capital stock of Yurie-Wide Corporation ("Yurie-Wide"). The purchase price, including acquisition-related costs, was approximately $23 million in cash. Yurie-Wide is a South Korean company that has developed technology for the manufacture of polyethylene separators of lithium-ion batteries. The acquisition will expand our capabilities and capacity to meet the diverse needs of lithium-ion battery makers in a growing global market for mobile power.

The offering

Common stock offered by Polypore International, Inc.: 3,750,000 shares

Common stock offered by the selling stockholders: 3,750,000 shares

Over-allotment option: The selling stockholders named in this prospectus have granted the underwriters an option for a period of 30 days to purchase up to a total of 1,125,000 additional shares of our common stock on the same terms and conditions set forth on the cover of this prospectus to cover over-allotments, if any.

Common stock outstanding after this offering: 44,257,629 shares

Use of proceeds

We intend to use the net proceeds from the offering to repay outstanding borrowings under our revolving credit facility and for general corporate purposes, which include working capital and potential acquisitions. Pending application of the net proceeds, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

At May 22, 2008, borrowings under the revolving credit facility were $46.0 million and the weighted average interest rate on such borrowings was 5.29%. The revolving credit facility matures in July 2013.

On May 14, 2008, we signed a purchase agreement with all of the shareholders of Yurie-Wide to purchase 100% of the outstanding capital stock of Yurie-Wide. The acquisition was completed on May 20, 2008. The purchase price, including acquisition-related costs, was approximately $23 million in cash and was funded through a combination of available cash and borrowings under our revolving credit facility.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders named in the prospectus, nor can we participate in the sale of additional shares relating to the underwriters' over-allotment option, if exercised.

New York Stock Exchange symbol: PPO

The number of shares of common stock outstanding after this offering is based on 40,328,410 shares of our common stock outstanding as of May 2, 2008. Except as otherwise noted, the outstanding share information in this prospectus excludes:

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2,459,977 shares of our common stock that we may issue upon the exercise of options that were outstanding as of March 29, 2008 at a weighted average exercise price of $6.90 per share; and

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1,404,615 shares of our common stock available for further issuance under our option plans.

Except as otherwise noted, the information in this prospectus:

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assumes PP Holding, LLC distributes to its members, who include Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. (collectively, "Warburg Pincus")

  and members of management, an aggregate of 10,442,132 shares of our common stock on a pro rata basis prior to the closing of this offering;

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assumes we issue 179,219 shares of our common stock to members of management upon exercise of their options at a weighted average exercise price of $5.21 per share prior to the closing of this offering; and

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assumes that the underwriters' over-allotment option will not be exercised.

Summary consolidated financial information

The table below presents summary historical consolidated financial data of Polypore International for the three months ended March 29, 2008 and March 31, 2007, and the years ended December 29, 2007, December 30, 2006 and December 31, 2005. Statement of operations data and other financial data for the three months ended March 29, 2008 and March 31, 2007 and the balance sheet data as of March 29, 2008 are derived from our unaudited consolidated financial statements. Statement of operations data and other financial data for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 and balance sheet data as of December 29, 2007, December 30, 2006 and December 31, 2005 are derived from our audited consolidated financial statements. All periods presented have been adjusted to reflect the classification of a non-core synthetic paper business sold in January 2008 as discontinued operations. The summary balance sheet data as of March 29, 2008 is also presented on an as adjusted basis to give effect to the sale of shares of our common stock in this offering, as if it was consummated on March 29, 2008, at the public offering price of $24.00 per share after deducting the underwriting discount and estimated offering expenses payable by us as well as the application of the net proceeds.

It is important that you read this information together with "Management's discussion and analysis of financial condition and results of operations," beginning on page 31, and our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

	Three months ended
Statement of operations data (in millions, except per share data):	March 29, 2008	March 31, 2007	Fiscal year 2007	Fiscal year 2006	Fiscal year 2005

Net sales	$145.3	$129.0	$534.7	$478.2	$431.1

Gross profit	55.4	48.1	197.0	164.9	150.5
Selling, general and administrative expenses	25.3	23.5	93.6	87.5	75.1
Business restructuring	—	0.1	(0.9)	37.0	8.7
Change in accounting principle related to postemployment benefits	—	—	—	(2.6)	—

Operating income	30.1	24.5	104.3	43.0	66.7
Interest expense, net	15.9	23.6	81.0	92.3	82.0
Costs related to purchase of 10 1/2% senior discount notes	—	—	30.1	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	—	—	7.2	—	—
Foreign currency and other	(0.1)	(0.1)	1.6	3.2	(4.5)

Income (loss) from continuing operations before income taxes	14.3	1.0	(15.6)	(52.5)	(10.8)
Income taxes	3.7	(1.1)	(16.0)	(22.9)	(8.3)

Income (loss) from continuing operations	10.6	2.1	0.4	(29.6)	(2.5)
Income (loss) from discontinued operations, net of income taxes	2.3	—	0.1	(0.2)	(0.4)

Income (loss) before the cumulative effect of a change in accounting principle	12.9	2.1	0.5	(29.8)	(2.9)
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	0.2	—

Net income (loss)	$12.9	$2.1	$0.5	$(29.6)	$(2.9)

Net income (loss) per common share-basic and diluted:

Continuing operations	$0.26	$0.08	$0.02	$(1.17)	$(0.10)
Discontinued operations	0.06	—	—	(0.01)	(0.02)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	0.01	—

Net income (loss) per common share	$0.32	$0.08	$0.02	$(1.17)	$(0.12)

	March 29, 2008
Balance sheet data (in millions):	Actual	As Adjusted	Fiscal year 2007	Fiscal year 2006	Fiscal year 2005

Total assets	$1,523.2	$1,592.0	$1,429.0	$1,389.9	$1,364.6
Total debt and capital lease obligations, including current portion	864.2	847.2	822.8	1,048.9	1,002.8
Shareholders' equity	338.7	424.5	335.3	69.7	93.3

	Three months ended
Other financial data (in millions):	March 29, 2008	March 31, 2007	Fiscal year 2007	Fiscal year 2006	Fiscal year 2005

Depreciation and amortization	$13.1	$12.1	$48.9	$60.2	$54.1
Capital expenditures	12.3	2.7	29.8	24.0	13.0
Net cash provided by (used in):
Operating activities	31.4	22.9	69.3	50.0	64.2
Investing activities	(70.0)	(7.8)	(35.3)	(23.9)	(13.0)
Financing activities	5.9	(1.6)	(40.4)	(3.0)	(52.8)

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. These risks could have a material and adverse impact on our business, financial condition, cash flows and results of operations. If that were to happen, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks relating to our business

Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

The markets in which we sell our products are highly competitive. Many of these markets require highly specialized products that are time and cost intensive to design and develop. In addition, innovative products, quality, service, utility, cost and technical support are the primary competitive factors in the separation and filtration membrane industry. Some of our competitors are much larger companies that have greater financial, technological, manufacturing and marketing resources than we do. Many of these competitors are also better established as suppliers to the markets that we serve. As a result, a reduction in overall demand or increased costs to design and produce our products within these markets would likely further increase competition between us and other producers of membranes. This increased competition could cause us to reduce our prices, which could lower our profit margins and impair our ability to grow our business year after year.

We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

Our continued success depends, in part, upon our ability to maintain our technological capabilities and to continue to identify, develop and commercialize innovative products for the separation and filtration membrane industry. For example, products for some consumer electronics applications have a short lifecycle and require constant development. If we fail to continue to develop products for those markets or keep pace with technological developments by our competitors generally, we may lose market share which could result in reduced sales and impair our financial condition.

The loss of large volume customers could impact our sales and our profits.

Our products are often sold to a relatively small number of large volume customers. For example, one of our customers, Exide Technologies, represented approximately 15% of our net sales in fiscal 2007. As a result, a decrease in business from, or the loss of, large volume customers such as Exide could impact our sales and our profits.

Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our sales and our profits.

Our future sales and profits will depend to a significant extent upon whether our customers choose in the future to manufacture the separation and filtration membranes used in their products instead of purchasing these components from us. If any of our existing customers choose to vertically integrate the production of their products in such a manner, the loss of sales to these customers could reduce our sales and our profits.

Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

The primary raw materials we use in the manufacture of most of our products are polyethylene and polypropylene resins, silica, paper and oil. In fiscal 2007, raw materials accounted for approximately 35% of our cost of sales. Although our major customer contracts generally allow us to pass increased costs on to our customers, we may not be able to pass on all raw material price increases to our customers in each case or without delay. The loss of any of our key suppliers could disrupt our business until we secure alternative supply arrangements. Furthermore, any new supply agreement we enter into may not have terms as favorable as those contained in our current supply arrangements.

Our substantial indebtedness could harm our ability to react to changes in our business or to market developments and prevent us from fulfilling our obligations under our indebtedness.

We have incurred a significant amount of indebtedness. As of March 29, 2008, our consolidated indebtedness, including our capital lease obligation, was approximately $864.2 million. For fiscal 2007, our interest expense was $81.0 million, which includes interest expense on our 10 1/2% senior discount notes, which we repurchased in July 2007.

Our substantial level of indebtedness, as well as any additional borrowings we may make under the unused portions of our senior secured credit facilities, increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could increase our vulnerability to general economic downturns and adverse competitive and industry conditions by limiting our flexibility to plan for, or to react to, changes in our business and in the industry in which we operate. This limitation could place us at a competitive disadvantage compared to competitors that have less debt and more cash to insulate their operations from market downturns and to finance new business opportunities.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

At March 29, 2008, we had variable rate debt of approximately $393.1 million. In January 2008, we entered into two interest rate swap agreements with notional principal amounts totaling $250.0 million. The swap agreement with a notional amount of $50.0 million effectively fixes the interest rate on that amount of debt at 5.58% and expires on June 30, 2009. The swap agreement with a notional amount of $200.0 million effectively fixes the interest rate on that amount of debt at 5.54% and expires on December 31, 2009. An interest rate increase would result in an increase in interest expense. Our earnings may not be sufficient to allow us to meet any such increases in interest rate expense and to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future. However, our business may not generate sufficient cash flow from operations for a variety of reasons, including those mentioned elsewhere in this "Risk factors" section. Without sufficient cash flow, future borrowings may not be available to us under our senior secured credit facilities in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity or capital needs. If we cannot generate sufficient cash to service our debt, we will have to take such actions as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these actions may not be effected on commercially reasonable terms, or at all. In addition, the indenture for the 8 3/4% senior subordinated notes and the credit agreement for our senior secured credit facilities may restrict us from adopting any of these alternatives.

The terms of our senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to market changes or to take certain actions.

Our senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. For example, our senior secured credit facilities include covenants restricting, among other things, our ability to incur, assume or permit to exist additional indebtedness or guarantees; engage in mergers, acquisitions and other business combinations; or amend or otherwise alter terms of our indebtedness, including the 8 3/4% senior subordinated notes, and other material agreements. Our senior secured credit facilities also include financial covenants, requiring that we maintain a maximum senior leverage ratio at all times when loans or letters of credit are outstanding under the revolving credit facility.

The indenture related to the 8 3/4% senior subordinated notes also contains numerous negative covenants including, among other things, restrictions on our ability to: incur or guarantee additional debt; issue preferred stock of restricted subsidiaries; pay dividends or make other equity distributions; or purchase or redeem capital stock.

A breach of any of these covenants or the inability to comply with financial covenants could result in a default under our senior secured credit facilities or the 8 3/4% senior subordinated notes. If any such default occurs, the lenders and the holders of the 8 3/4% senior subordinated notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings and to proceed against all collateral granted to them to secure the debt. If collateral (such as available cash) is repossessed by the lenders or holders of the 8 3/4% senior subordinated notes, we will be unable to access the capital and other resources necessary to operate our business, and we could incur immediate and significant losses.

Because a majority of our employees are represented under collective bargaining agreements, any employee slowdowns, strikes or failure to renew our collective bargaining agreements could disrupt our business.

Approximately 53% of our employees are represented under collective bargaining agreements. A majority of those employees are located in Italy, France and Germany and are represented under industry-wide agreements that are subject to national and local government regulations. Many of these collective bargaining agreements must be renewed annually. Labor unions also represent our employees in Owensboro, Kentucky and Corydon, Indiana. The collective bargaining agreement covering the workers at the Corydon facility expires in January 2010. The agreement covering workers at the Owensboro facility expired on April 7, 2008, and we currently are in the process of negotiating a new contract with the union. We may not be able to maintain constructive relationships with these labor unions. We may not be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. The loss of a substantial number of these employees or a prolonged labor dispute could disrupt our business. Any such disruption could in turn reduce our sales, increase our costs to bring products to market and result in significant losses.

We generate most of our sales from manufacturing products that are used in a wide variety of industries and the potential for product liability exposure for our products could be significant.

We manufacture a wide variety of products that are used in healthcare and consumer applications. Several of these products are used in medical devices that some consumers require in order to sustain their lives. As a result, we may face exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in bodily injury and/or death. In addition, if any of our products are, or are alleged to be, defective, we may be required to make warranty payments or to participate in a recall involving those products.

Consequently, end-users of our products may look to us for contribution when faced with product recalls, product liability or warranty claims. The future costs associated with defending product liability claims or providing product warranties could be material and we may experience material losses in the future as a result. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could substantially reduce our available cash from operations. Reduced cash could in turn reduce our profits or impair our financial condition.

Our operations outside the United States pose risks to our business that are not present with our domestic business.

Our manufacturing facilities in North America accounted for 36% of total net sales for fiscal 2007, with facilities in Europe accounting for 52% and facilities in Asia accounting for 12%. Typically, we sell our products in the currency of the country where the manufacturing facility that produced the products is located. In addition, as part of our growth and acquisition strategy, we may expand our operations in these or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that are unique to doing business in foreign countries. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions. All of these risks could have a negative impact on our ability to deliver products to customers on a competitive and timely basis. This could reduce or impair our sales, profits, cash flows and financial position. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also increase our costs and reduce our profits.

We could incur substantial costs to comply with environmental laws and violations of such laws may increase our costs or require us to change certain business practices.

We use and generate a variety of chemicals and other hazardous by-products in our manufacturing operations. As a result, we are subject to a broad range of federal, state, local and foreign environmental laws and regulations. These environmental laws govern, among other things, air emissions, wastewater discharges and the handling, storage and release of wastes and hazardous substances. Such laws and regulations can be complex and change often. We regularly incur costs to comply with environmental requirements, and such costs could increase significantly with changes in legal requirements or their interpretation or enforcement. Some of our manufacturing facilities have been the subject of actions to enforce environmental requirements. We could incur substantial costs, including clean-up costs, fines and sanctions and third-party property damage or personal injury claims, as a result of violations of environmental laws. Failure to comply with environmental requirements could also result in enforcement actions that materially limit or otherwise affect the operations of the facilities involved.

Under certain environmental laws, a current or previous owner or operator of an environmentally contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property. This liability could result whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials.

Contaminants have been detected at some of our present facilities, principally in connection with historical operations. Investigations and/or clean-ups of these contaminants have been undertaken by us or by former owners of the sites. The costs of investigating and remediating environmental conditions at some of our facilities may be substantial. Although we believe we are entitled to contractual indemnification for a portion of these costs, if we do not receive expected indemnification payments, or if our remediation costs are higher than expected, our exposure to these costs would increase. This exposure could reduce our cash available for operations, consume valuable management time, and reduce our profits or impair our financial condition.

We anticipate additional investigations and clean-ups of on-site contamination under regulatory supervision or voluntarily at some of our sites. In addition, the imposition of more stringent clean-up requirements, the discovery of additional contaminants or the discovery of off-site contamination at or from one or more of our facilities could result in significant additional costs to us.

If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

Our success with our products depends, in part, on our ability to protect our unique technologies and products against competitive pressure and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours.

Even though we have filed patent applications, we may not be granted patents for those applications. Moreover, even if we are granted a patent, that does not prove conclusively that the patent is valid and enforceable. Our existing or future patents that we receive or license may not provide competitive advantages for our products. Our competitors may invalidate, narrow or avoid the scope of any existing or future patents, trademarks, or other intellectual property rights that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. The loss of protection for our intellectual property could reduce the market value of our products, reduce product sales, and lower our profits or impair our financial condition.

We intend to enforce our intellectual property rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation or we may be required to participate in other administrative proceedings. Lawsuits brought to protect and enforce our intellectual property rights could be expensive, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our business.

Security interests or liens have been granted to financial institutions on some of our patents and trademark registrations. If we fail to satisfy our obligations, the financial institutions have rights to those patents and trademarks.

Due to the unique products that we produce and the particular industry in which we operate, the loss of our senior management could disrupt our business.

Our senior management is important to the success of our business. There is significant competition for executive personnel with unique experience in the separation and filtration membrane industry. As a result of this unique need and the competition for a limited pool of industry-based executive experience, we may not be able to retain our existing senior management. In addition, we may not be able to fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. All of our executive officers are free to pursue other business opportunities (other than our chief executive officer, who is bound by a non-compete provision of his employment agreement), including those that may compete with us. The loss of any member of our senior management without retaining a suitable replacement (either from inside or outside our existing management team) could disrupt our business.

As we pursue acquisitions we are subject to added litigation and regulatory risks, integration risks, the possible disruption of our business and the incurrence of contingent liabilities, expenses and additional debt.

We have recently made certain acquisitions and may continue to do so in the future. These acquisitions subject us to added litigation and regulatory risks. On April 7, 2008, we and our wholly owned subsidiary, Daramic LLC, each received from the Federal Trade Commission (the "FTC") a subpoena and interrogatories requesting substantially similar documents and information as were requested in the FTC's prior letter, as well as additional documents and information. It is not possible to predict with certainty the outcome of this matter. If the FTC were to reach a conclusion adverse to us, the FTC could seek remedies including divestiture of some or all of the assets acquired in the Microporous acquisition through an administrative or judicial proceeding, which allows for a judicial appellate process. We believe that a final judicial resolution to a challenge by the FTC to the Microporous acquisition, if any, could take several years. Finally, this investigation, regardless of its outcome, will be expensive and time-consuming and could divert management's attention and resources.

Acquisitions also involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions would likely result in the incurrence of debt and contingent liabilities. Such acquisitions could also increase our interest and amortization expenses as well as periodic impairment charges related to goodwill and other intangible assets. Acquisitions could also result in significant charges relating to integration costs. We may not be able to integrate successfully any business we acquire into our existing business. Any acquired businesses may not be profitable or as profitable as we had expected. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business. This could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays. Such expenses and delays could include difficulties in employing sufficient staff and maintaining operational and management oversight. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs, reduce our profits and ultimately disrupt our business.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

As a result of our acquisitions, our net identifiable intangible assets at March 29, 2008 were approximately 13% of our total assets. Such assets include trademarks and trade names, license agreements and technology acquired in acquisitions. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately 39% of our total assets at March 29, 2008. Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and, under FASB Statement No. 142, Goodwill and Other Intangible Assets, are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and adverse changes in applicable laws or regulations. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would reduce our profits for the fiscal period in which the write-off occurs.

Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which could adversely affect our business.

Our operations may be subject to significant interruption if any of our facilities is damaged or destroyed. For example, certain of our products are manufactured at a single facility location for which we do not maintain a backup manufacturing facility. A natural or other disaster, such as a fire or flood, could significantly disrupt our operations, delay or prevent product manufacture and shipment for the time required to repair, rebuild or replace our manufacturing facilities, which could be lengthy, and result in large expenses to repair or replace the facilities. In addition, concerns about terrorism or an outbreak of epidemic diseases such as avian influenza or severe acute respiratory syndrome, especially in our major markets of North America, Europe and Asia could have a negative effect on travel and our business operations, and result in adverse consequences on our sales and financial performance.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 15,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately a third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest. A change of control may impact employee benefit arrangements, which could make an acquisition more costly and could prevent it from going forward. For example, our 2006 Stock Option Plan and our 2007 Stock Incentive Plan allow for all or a portion of the options granted under the plan to vest upon a change of control. Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. For example, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See "Description of capital stock—Anti-takeover provisions of Delaware law." Finally, upon any change in control the lenders under our senior secured credit facilities would have the right to require us to repay all of our outstanding obligations under the facilities and we would be required to offer to repurchase our outstanding senior subordinated notes.

Risks related to this offering

Warburg Pincus will continue to have significant influence over us after this offering, and will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

Upon the closing of this offering, Warburg Pincus and its affiliates will beneficially own approximately 49% of our outstanding common stock. See "Principal and selling stockholders." Upon the completion of the offering, Warburg Pincus will also continue to have the right under our stockholders' agreement to designate a majority of the members of our board of directors. As a result, Warburg Pincus will have significant influence over the outcome of corporate actions, including those requiring stockholder approval, such as amendments to our certificate of incorporation, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions, as well as our management and affairs. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. In each of the cases and in similar situations, you may disagree with Warburg Pincus as to whether the action supported by Warburg Pincus is in the best interest of our stockholders.

This offering and future sales of our common stock by existing stockholders could cause the market price of our common stock to significantly decline.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of 44,257,629 shares of common stock will be outstanding after this offering. Of these shares, the 15,000,000 shares of common stock sold in our IPO on June 28, 2007 and the shares sold in this offering will be freely tradeable without restriction or further registration unless purchased by our "affiliates" as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Our executive officers, directors and selling stockholders have agreed to a 90-day lock-up with respect to the beneficial ownership of 22,112,453 shares of our common stock. On the day that is 91 days after the date of this prospectus, these shares may be sold into the public market, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates. Selling stockholders have demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering the resales of their shares any time after the date of the prospectus. These shares will represent approximately 49% of our outstanding common stock, or 21,689,709 shares, upon completion of this offering. These shares may also be sold under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates. In addition, we have filed a registration statement to register 3,893,565 shares of common stock reserved for future issuance under our stock option plans. As of March 29, 2008, options to purchase 2,459,977 shares of common stock were issued and outstanding, of which 662,605 were vested. Of these 2,459,977 options, we expect management to exercise options to purchase 179,219 shares of common stock prior to the closing of this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the offering price. Among other factors that could affect our stock price are:

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actual or anticipated changes in our growth rates or our competitors' growth rates;

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the public's response to our press releases or other public announcements, including our filings with the Securities and Exchange Commission ("SEC");

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actions of our historical equity investors, including sales of common stock by our directors and executive officers;

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actions by institutional investors trading in our common stock;

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any major change in our management team;

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U.S. and international economic, legal and regulatory factors unrelated to our performance;

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conditions in the financial markets in general of changes in general economic conditions;

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our inability to raise additional capital;

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conditions of our industry generally; and

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changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a variety of factors, some of which may be outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors, including:

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the timing and volume of sales and shipments of our products during a particular quarter;

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the timing and success of new product introductions by us or our competitors;

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seasonal variations in the demand for our products;

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seasonal variations in the production levels at our European facilities;

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the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

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changes in our or our competitors' pricing policies or sales terms;

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our ability to maintain sufficient production volumes for our products;

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the timing of costs related to the development or acquisition of technologies or businesses;

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general economic, industry and market conditions and those conditions specific to the microporous membrane industry; and

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the purchasing and budgeting cycles of our customers.

Because our operating expenses are largely fixed in the short term, any significant shortfalls in sales in a given quarter may have a direct and material adverse effect on our operating results in that quarter. We believe that our quarterly sales and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Forward-looking statements

This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements, including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained under the captions entitled "Prospectus summary," "Business," "Risk factors" and "Management's discussion and analysis of financial condition and results of operations," as well as in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk factors," will be important in determining future results. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the following, among other things:

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the highly competitive nature of the markets in which we sell our products;

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the failure to continue to develop innovative products;

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the loss of our customers;

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the vertical integration by our customers of the production of our products into their own manufacturing process;

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increases in prices for raw materials or the loss of key supplier contracts;

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our substantial indebtedness;

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interest rate risk related to our variable rate indebtedness;

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our inability to generate cash;

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restrictions related to our senior secured credit facilities;

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employee slowdowns, strikes or similar actions;

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product liability claims exposure;

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risks in connection with our operations outside the United States;

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the incurrence of substantial costs to comply with, or as a result of violations of, or liabilities under, environmental laws;

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the failure to protect our intellectual property;

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the failure to replace lost senior management;

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the added litigation and regulatory risks, integration risks, incurrence of additional debt, contingent liabilities and expenses in connection with acquisitions;

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the failure to effectively integrate newly acquired operations;

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the absence of expected returns from the amount of intangible assets we have recorded;

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natural disasters, epidemics, terrorist acts and other events beyond our control; and

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provisions in our corporate documents and Delaware law that could delay or prevent a transaction involving a change of control of our company that our stockholders consider favorable.

Because our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update these forward-looking statements or the factors set forth in "Risk factors" to reflect new information, future events or otherwise, except as may be required under federal securities laws.

Use of proceeds

We estimate that the net proceeds from the sale of the 3,750,000 shares of common stock by us will be approximately $84.9 million, based on the public offering price of $24.00 per share after deducting the underwriting discount and estimated offering expenses payable by us of $5.1 million. In addition, we estimate that we will receive approximately $0.9 million in proceeds from the exercise of management's options to purchase 179,219 shares of common stock prior to the closing of this offering.

We intend to use the net proceeds from the offering to repay outstanding borrowings under our revolving credit facility and for general corporate purposes, which include working capital and potential acquisitions. Pending application of the net proceeds, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

At May 22, 2008, borrowings under the revolving credit facility were $46.0 million and the weighted average interest rate on such borrowings was 5.29%. The revolving credit facility matures in July 2013. See the section entitled "Management's discussion and analysis of financial condition and results of operations" for more information concerning our revolving credit facility.

On May 14, 2008, we signed a purchase agreement with all of the shareholders of Yurie-Wide to purchase 100% of the outstanding capital stock of Yurie-Wide. The acquisition was completed on May 20, 2008. The purchase price, including acquisition-related costs, was approximately $23 million in cash and was funded through a combination of available cash and borrowings under our revolving credit facility. Yurie-Wide is a South Korean company that has developed technology for the manufacture of polyethylene separators of lithium-ion batteries. The acquisition will expand our capabilities and capacity to meet the diverse needs of lithium-ion battery makers in a growing global market for mobile power.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders named in the prospectus, nor can we participate in the sale of additional shares relating to the underwriters' over-allotment option, if exercised.

Price range of common stock

Shares of our common stock have traded on the NYSE under the symbol "PPO." Since our IPO on June 28, 2007, Warburg Pincus has, directly or indirectly, owned approximately 62.8% of our common stock. As of February 22, 2008, there were approximately 4,300 holders of our common stock, representing primarily persons where stock is held in nominee or "street name" accounts through brokers.

See the section entitled "Principal and selling stockholders" for the effect of this offering on Warburg Pincus, each director, and our directors and officers as a group. We have no present commitments to such persons with respect to the issuance of shares of our common stock.

The low and high sales prices for our common stock for each full quarterly period after our IPO on June 28, 2007 were as follows:

	First quarter	Second quarter	Third quarter	Fourth quarter

2007	N/A	N/A	$12.15–$19.14	$13.67–$18.60
2008	$15.01–$22.33	N/A	N/A	N/A

Dividend policy

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We did not declare or pay any dividends on our common stock in the three months ended March 29, 2008 or the last three fiscal years and we do not expect to pay any such dividends in fiscal 2008. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Our ability to pay dividends is limited by our debt agreements, in particular the indenture relating to our 8 3/4% senior subordinated notes due 2012 and our senior secured credit facilities. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

Capitalization

The following table sets forth our historical cash and cash equivalents and consolidated capitalization as of March 29, 2008 on an actual basis and as adjusted to reflect the sale of 7,500,000 shares of our common stock being offered hereby at a public offering price of $24.00 per share, as well as the application of the net proceeds. This table should be read in conjunction with the information contained in "Use of proceeds," "Selected historical consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" as well as our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of March 29, 2008 (in millions)	Actual	As adjusted(2)

Cash and cash equivalents(1)	$23.2	$92.0

Debt (including current maturities):
Senior secured credit facilities(1)	$393.1	$376.1
8 3/4% senior subordinated notes due 2012	461.8	461.8
Other	4.9	4.9

Total debt	859.8	842.8
Shareholders' equity:
Common stock	0.4	0.4
Paid-in capital	390.6	476.4
Retained deficit	(38.6)	(38.6)
Accumulated other comprehensive loss	(13.7)	(13.7)

Total shareholders' equity	338.7	424.5

Total capitalization	$1,198.5	$1,267.3

(1)
Our senior secured credit facilities provide for a $322.9 million term loan facility and a €35.0 million term loan facility and a $90.0 million revolving credit facility. Subject to certain terms and conditions, a maximum of $50.0 million of the revolving credit facility may be used for letters of credit. At March 29, 2008, we had $17.0 million outstanding under the revolving credit facility and $10.3 million of undrawn standby letters of credit, resulting in $62.7 million of borrowing availability under the revolving credit facility. At May 22, 2008, we had approximately $16.8 million in cash and cash equivalents and $46.0 million outstanding under the revolving credit facility and $3.0 million of undrawn standby letters of credit, resulting in $41.0 million of borrowing availability under the revolving credit facility. On May 20, 2008, we completed the acquisition of 100% of the outstanding capital stock of Yurie-Wide. The purchase price, including acquisition-related costs, was approximately $23 million in cash and was funded through a combination of available cash and borrowings under our revolving credit facility.

The table above:

•
excludes 2,459,977 shares of our common stock that we may issue upon the exercise of options that are outstanding as of March 29, 2008 at a weighted average exercise price of $6.90 per share;

•
excludes 1,404,615 shares of our common stock available for future issuance under our option plans;

•
excludes 1,125,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments; and

•
assumes we issue 179,219 shares of our common stock to members of management upon exercise of their options at a weighted average exercise price of $5.21 per share prior to the closing of this offering.

Selected historical consolidated financial data

The following table presents selected historical consolidated financial data of Polypore International for the three months ended March 29, 2008 and March 31, 2007, years ended December 29, 2007, December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor), the period from January 4, 2004 through May 1, 2004 (Predecessor), and the year ended January 3, 2004 (Predecessor). Statement of operations data and other financial data for the three months ended March 29, 2008 and March 31, 2007 and the balance sheet data as of March 29, 2008 and March 31, 2007 are derived from our unaudited consolidated financial statements. The selected historical financial data as of December 29, 2007 and December 30, 2006 and for the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005, have been derived from, and should be read together with, our audited financial statements and the accompanying notes included elsewhere in this prospectus. The selected historical financial data as of January 1, 2005 and January 3, 2004 and for the fiscal year ended January 1, 2005, the period from May 2, 2004 through January 1, 2005 (Successor), the period from January 4, 2004 through May 1, 2004 (Predecessor), and the fiscal year ended January 3, 2004 have been derived from our audited consolidated financial statements not included in this prospectus. All periods presented have been adjusted to reflect the classification of a non-core synthetic paper business sold in January 2008 as discontinued operations.

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

It is important that you read this information together with "Management's discussion and analysis of financial condition and results of operations," on page 29, and our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

	Successor						Predecessor
Statement of operations data (in millions, except share data):	Three months ended March 29, 2008	Three months ended March 31, 2007	Fiscal year 2007	Fiscal year 2006	Fiscal year 2005	Period from May 2, 2004 to January 1, 2005	Period from January 4, 2004 to May 1, 2004	Fiscal year 2003

Net sales	$145.3	$129.0	$534.7	$478.2	$431.1	$311.1	$179.3	$441.1

Gross profit	55.4	48.1	197.0	164.9	150.5	85.2	69.1	155.4
Selling, general and administrative expenses	25.3	23.5	93.6	87.5	75.1	50.2	24.9	69.7
Business restructuring	—	0.1	(0.9)	37.0	8.7	13.9	—	—
Change in accounting principle related to postemployment benefits	—	—	—	(2.6)	—	—	—	—
In process research and development	—	—	—	—	—	5.3	—	—
Other	—	—	—	—	—	—	(1.5)	—

Operating income	30.1	24.5	104.3	43.0	66.7	15.8	45.7	85.7
Interest expense, net	15.9	23.6	81.0	92.3	82.0	42.1	6.0	21.5
Costs related to purchase of 10 1/2% senior discount notes	—	—	30.1	—	—	—	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	—	—	7.2	—	—	—	—	—
Foreign currency and other	(0.1)	(0.1)	1.6	3.2	(4.5)	1.7	0.5	2.4
Unrealized gain on derivative instrument	—	—	—	—	—	—	(1.3)	(2.3)

Income (loss) from continuing operations before income taxes	14.3	1.0	(15.6)	(52.5)	(10.8)	(28.0)	40.5	64.1
Income taxes	3.7	(1.1)	(16.0)	(22.9)	(8.3)	(8.7)	13.7	18.8

Income (loss) from continuing operations	10.6	2.1	0.4	(29.6)	(2.5)	(19.3)	26.8	45.3
Income (loss) from discontinued operations, net of income taxes	2.3	—	0.1	(0.2)	(0.4)	—	—	—

Income (loss) before the cumulative effect of a change in accounting principle	12.9	2.1	0.5	(29.8)	(2.9)	—	—	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	0.2	—	—	—	—

Net income (loss)	12.9	2.1	0.5	(29.6)	(2.9)	(19.3)	26.8	45.3
Redeemable preferred stock dividends	—	—	—	—	—	—	(0.4)	(1.2)

Net income (loss) applicable to common stock	$12.9	$2.1	$0.5	$(29.6)	$(2.9)	$(19.3)	$26.4	$44.1

Cash dividends declared per common share	—	—	—	—	—	$1.87	—	—

Net income (loss) per common share—basic and diluted:(1)(2)
Continuing operations	$0.26	$0.08	$0.02	$(1.17)	$(0.10)	$(0.76)	$170.29	$284.06
Discontinued operations	0.06	—	—	(0.01)	(0.02)	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	0.01	—	—	—	—

Net income (loss) per share	$0.32	$0.08	$0.02	$(1.17)	$(0.12)	$(0.76)	$170.29	$284.06

Weighted average shares outstanding:
Basic(1)(2)	40,325,019	25,342,569	32,942,214	25,313,130	25,271,252	25,250,613	155,086	155,086
Diluted(1)(2)	40,661,445	25,471,616	33,237,230	25,313,130	25,271,252	25,250,613	155,086	155,086

(1)
For the predecessor periods, represents historical amounts of our predecessor and wholly owned subsidiary, Polypore, Inc., without giving effect to the stock split in connection with our IPO.

(2)
For the successor periods, the weighted average shares outstanding have been adjusted to give effect for the stock split of 147.422-for-one on June 25, 2007.

	Successor					Predecessor
Balance sheet data (in millions):	March 29, 2008	Fiscal year 2007	Fiscal year 2006	Fiscal year 2005	Fiscal year 2004	Fiscal year 2003

Total assets	$1,523.2	$1,429.0	$1,389.9	$1,364.6	$1,490.8	$730.6
Total debt and capital lease obligations, including current portion	864.2	822.8	1,048.9	1,002.8	1,065.3	284.1
Redeemable preferred stock and cumulative dividends payable	—	—	—	—	—	16.2
Shareholders' equity	338.7	335.3	69.7	93.3	105.9	189.8

	Successor						Predecessor
Other financial data (in millions):	Three months ended March 29, 2008	Three months ended March 31, 2007	Fiscal year 2007	Fiscal year 2006	Fiscal year 2005	Period from May 2, 2004 to January 1, 2005	Period from January 4, 2004 to May 2, 2004	Fiscal year 2003

Depreciation and amortization	$13.1	$12.1	$48.9	$60.2	$54.1	$33.7	$15.2	$38.7
Capital expenditures	12.3	2.7	29.8	24.0	13.0	9.9	5.5	33.8
Net cash provided by (used in):
Operating activities	31.4	22.9	69.3	50.0	64.2	21.0	28.9	56.5
Investing activities	(70.0)	(7.8)	(35.3)	(23.9)	(13.0)	(877.2)	(3.6)	(33.8)
Financing activities	5.9	(1.6)	(40.4)	(3.0)	(52.8)	849.8	(7.4)	(28.3)

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or included elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see "Forward-looking statements" for more information. You should review "Risk factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. In fiscal 2007, we generated total net sales of $534.7 million and income from continuing operations of $0.4 million and, for the three months ended March 29, 2008, we generated total net sales of $145.3 million and income from continuing operations of $10.6 million. We operate in two business segments: (i) the energy storage segment, which accounted for approximately 71% of our fiscal 2007 net sales; and (ii) the separations media segment, which accounted for approximately 29% of our fiscal 2007 net sales. We manufacture our products at facilities in North America, Europe and Asia. Net sales from foreign locations were approximately $349.4 million for fiscal 2007 and $93.6 million for the three months ended March 29, 2008.

In the energy storage segment, our membrane separators are a critical performance component in lithium batteries, which are used in consumer electronic applications, and lead-acid batteries, which are used in transportation and industrial applications. The energy storage segment has benefited from the overall increase in demand by consumers for mobile power which we believe will continue.

Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools. In addition, many new applications, such as consumer power tools and electric bikes and developing applications such as HEVs and EVs incorporate large-format batteries that require much greater membrane separator volume per battery. As a result, we believe that membrane separator growth will exceed battery unit sales growth. In September 2007, we started a lithium battery separator capacity expansion at our Charlotte, North Carolina facility expected to be completed by the end of 2008.

In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators. We believe we will also benefit from the worldwide conversion of alternative separator materials to the higher-performance polyethylene-based membrane separators such as those we produce. Growth is strongest in the Asia-Pacific region as a result of increasing per capita penetration of automobiles, growth in the industrial and manufacturing sectors, and a high rate of conversion to polyethylene-based membrane separators. We have positioned ourselves to benefit from this growth by expanding capacity at our Prachinburi, Thailand facility, acquiring a 60% share in a production facility in Tianjin, China and establishing an Asian Technical Center in Thailand. In September 2007, we started an additional capacity expansion at our Prachinburi, Thailand facility expected to be completed by the end of 2008.

On February 29, 2008, we purchased 100% of the stock of Microporous Holding Corporation, the parent company of Microporous. The acquisition of Microporous adds rubber-based battery separator technology to our product line. This acquisition broadens our participation in the deep-cycle industrial battery market (e.g., golf cart and stationary batteries), adds to our membrane technology portfolio and product breadth, enhances service to common customers and adds cost-effective production capacity. The acquisition was funded with a combination of cash on hand, assumption of debt and borrowings under our senior secured credit facilities.

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance filtration and specialty applications. Healthcare applications include hemodialysis, blood oxygenation, and plasmapheresis. Growth in demand for hemodialysis membranes is driven by the increasing worldwide population of end-stage renal disease patients. We estimate that conversion to single-use dialyzers and increasing treatment frequency will result in additional dialyzer market growth.

We produce a wide range of membranes and membrane-based elements for micro-, ultra- and nanofiltration and gasification/degasification of liquids. Micro-, ultra- and nanofiltration membrane element market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications.

In separations media, we engaged in certain restructuring activities in 2006 in response to changing customer, industry and market demands. In 2005 and 2006, we experienced a significant decline in demand for cellulosic hemodialysis membranes, primarily driven by a shift in industry demand toward higher performing synthetic membranes. In 2006, we ceased production of cellulosic hemodialysis membranes and realigned the cost structure of our separations media segment at our Wuppertal, Germany facility.

On May 13, 2004, Polypore International, through a wholly owned subsidiary, purchased the outstanding capital stock of Polypore, Inc. The aggregate purchase price, including acquisition related costs, was approximately $1.15 billion in cash. In connection with the acquisition, Polypore, Inc. obtained a new credit facility, issued 8 3/4% senior subordinated notes and received equity contributions from its shareholders. These net proceeds were used to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under Polypore, Inc.'s then existing credit facility and pay transaction related fees and expenses. These events are hereinafter referred to as the "2004 Transactions."

Initial public offering and related transactions

On June 25, 2007, our board of directors approved a 147.422-for-one stock split of our common stock.

On June 27, 2007, we priced our IPO of common stock and signed an underwriting agreement, pursuant to which the underwriters agreed to purchase 15.0 million shares of our common stock on a firm commitment basis at a public offering price of $19.00 per share. Public trading of our common stock on the NYSE commenced on June 28, 2007. The cash proceeds from this offering were approximately $267.9 million, net of underwriting fees of $17.1 million.

In July 2007, we used the proceeds from the IPO and cash on hand to purchase and retire our outstanding 10 1/2% senior discount notes and pay other offering related costs of $3.1 million. The purchase of the notes was accomplished by a tender offer and subsequent redemption of the notes not tendered. The total purchase price of the notes was $293.7 million, consisting of principal of $264.1 million and tender and redemption premiums of $29.5 million. As a result of the purchase of the notes, we incurred a $30.1 million charge to income, which was comprised of redemption and tender premiums of $29.5 million and the write-off of unamortized loan acquisition costs of $0.5 million.

On July 3, 2007, we refinanced Polypore, Inc.'s senior secured credit facility with the new senior secured credit facilities. Our senior secured credit facilities provide for a $322.9 million term loan facility ($321.3 million outstanding at March 29, 2008) and a €35.0 million term loan facility ($54.8 million outstanding at March 29, 2008) and a $90.0 million revolving credit facility. The term loans mature in July 2014 and the revolving credit facility matures in July 2013. In connection with the refinancing, we capitalized loan acquisition costs of approximately $8.7 million and wrote-off loan acquisition costs of $7.2 million associated with the previous senior secured credit facility.

On July 31, 2007, Polypore, Inc. merged with and into Polypore International, Inc. and Polypore International, Inc. assumed all of Polypore, Inc.'s obligations, including the senior secured credit facilities and the 8 3/4% senior subordinated notes.

Critical accounting policies

Critical accounting policies are those accounting policies that can have a significant impact on the presentation of our financial condition and results of operations, and that require the use of complex and subjective estimates based on past experience and management's judgment. Because of uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies that we believe are critical to the understanding of our operating results and financial condition. Management has discussed the development and selection of these critical accounting policies with the audit committee of our board of directors. For additional accounting policies, see Note 2 in the notes to the consolidated financial statements for the year ended December 29, 2007 included elsewhere in this prospectus.

Allowance for doubtful accounts

Accounts receivable are primarily composed of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. We charge accounts receivables off against our allowance for doubtful accounts when we deem them to be uncollectible on a specific identification basis. The determination of the amount of the allowance for doubtful accounts is subject to judgment and estimated by management. If circumstances or economic conditions deteriorate, we may need to increase the allowance for doubtful accounts.

Impairment of intangibles and goodwill

Identified intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are subject to an annual impairment test based primarily on a discounted cash flow analysis. A discounted cash flow analysis requires various judgmental assumptions including assumptions about future cash flows and discount rates. The assumptions about future cash flows are based on our financial and strategic plans and industry conditions. The discount rate assumptions used in the fair value estimates are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. The determination of whether or not goodwill has become impaired involves judgment in the assumptions underlying the approach used to determine the value of our reporting segment. Changes in our strategy or market conditions could impact these judgments and require adjustments to recorded amounts of intangible assets. As of December 29, 2007, a 1% decrease in the estimated free cash flow assumptions would have resulted in a reduction in fair values of approximately $12.1 million for our energy storage segment and $6.1 million for our separations media segment. As of December 29, 2007, a 1% increase in the discount rate would have resulted in a reduction in fair values of $135.8 million for our energy storage segment and $72.1 million for our separations media segment. None of these changes would have resulted in an impairment charge to goodwill or intangible assets.

Pension and other postretirement benefits

Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans and other postretirement benefits. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement and differences between actual results and these two actuarial assumptions can materially affect our projected benefit obligation or the valuation of our plan assets. Other assumptions involve demographic factors such as retirement, expected increases in compensation, mortality and turnover. The discount rate enables us to state expected future cash flows at a present value on the measurement date. The discount rate assumptions are based on the market rate for high quality fixed income investments, and are thus subject to change each year. At December 29, 2007, a 1% decrease in the discount rate would increase our projected benefit obligations and the unfunded status of our pension plans by approximately $14.5 million. The expected rates of return on our pension plans' assets are based on the asset allocation of each plan and the long-term projected return of those assets. At December 29, 2007, if the expected long-term rate of return on pension plan assets were reduced by 1%, the unfunded status of our pension plans would increase by approximately $0.8 million.

Environmental matters

In connection with the 2004 Transactions, we identified and accrued for potential environmental contamination at our manufacturing facility in Potenza, Italy. In connection with the acquisition of Membrana GmbH ("Membrana") in 2002, we recorded a reserve for environmental obligations for costs to remediate known environmental issues and operational upgrades as a matter of good manufacturing practices or in order to remain in compliance with local regulations.

We accrue for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. If actual results are less favorable than those projected by management, we may be required to recognize additional expense and liabilities.

We have indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel N.V. ("Akzo"), the prior owners of Membrana. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. We have recorded a receivable with regard to the Akzo indemnification agreement. If indemnification claims cannot be enforced against Acordis and Akzo, we may be required to reduce the amount of indemnification receivable recorded.

Results of operations

The following table sets forth, for the periods indicated, certain of our historical operating data in amount and as a percentage of net sales (in millions):

	Three months ended
			Fiscal Year
	March 29, 2008	March 31, 2007
(in millions)			2007	2006	2005

Net sales	$145.3	$129.0	$534.7	$478.2	$431.1

Gross profit	55.4	48.1	197.0	164.9	150.5
Selling, general and administrative expenses	25.3	23.5	93.6	87.5	75.1
Business restructuring	—	0.1	(0.9)	37.0	8.7
Change in accounting principle related to postemployment benefits	—	—	—	(2.6)	—

Operating income	30.1	24.5	104.3	43.0	66.7
Interest expense, net	15.9	23.6	81.0	92.3	82.0
Costs related to purchase of 10 1/2% senior discount notes	—	—	30.1	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	—	—	7.2	—	—
Foreign currency and other	(0.1)	(0.1)	1.6	3.2	(4.5)

Income (loss) from continuing operations before income taxes	14.3	1.0	(15.6)	(52.5)	(10.8)
Income taxes	3.7	(1.1)	(16.0)	(22.9)	(8.3)

Income (loss) from continuing operations	10.6	2.1	0.4	(29.6)	(2.5)
Income (loss) from discontinued operations, net of income taxes	2.3	—	0.1	(0.2)	(0.4)

Income (loss) before the cumulative effect of a change in accounting principle	12.9	2.1	0.5	(29.8)	(2.9)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	0.2	—

Net income (loss)	$12.9	$2.1	$0.5	$(29.6)	$(2.9)

	Three months ended
			Fiscal Year
	March 29, 2008	March 31, 2007
(percent of sales)			2007	2006	2005

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%

Gross profit	38.2	37.3	36.8	34.5	34.9
Selling, general and administrative expenses	17.4	18.2	17.5	18.3	17.4
Business restructuring	—	0.0	(0.1)	7.7	2.0
Change in accounting principle related to postemployment benefits	—	—	—	(0.5)	—

Operating income	20.7	19.0	19.4	9.0	15.5
Interest expense, net	11.0	18.3	15.1	19.3	19.0
Costs related to purchase of 10 1/2% senior discount notes	—	—	5.6	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	—	—	1.3	—	—
Foreign currency and other	(0.1)	(0.1)	0.3	0.7	(1.0)

Income (loss) before income taxes and the cumulative effect of a change in accounting principle	9.8	0.8	(2.9)	(11.0)	(2.5)
Income taxes	2.5	(0.8)	(3.0)	(4.8)	(1.9)

Income (loss) from continuing operations	7.3	1.6	0.1	(6.2)	(0.6)
Income (loss) from discontinued operations, net of income taxes	1.6	—	0.0	(0.1)	(0.1)

Income (loss) before the cumulative effect of a change in accounting principle	8.9	1.6	0.1	(6.3)	(0.7)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	0.1	—

Net income (loss)	8.9%	1.6%	0.1%	(6.2)%	(0.7)%

Three months ended March 29, 2008 compared with the three months ended March 31, 2007

Net sales.    Net sales for the three months ended March 29, 2008 were $145.3 million, an increase of $16.3 million, or 12.6%, from the same period in the prior period. Energy storage sales for the three months ended March 29, 2008 were $104.0 million, an increase of $10.8 million, or 11.6%. The increase in energy storage sales was due to higher lead-acid and lithium battery separator sales and the positive impact of dollar/euro exchange rate fluctuations of $5.8 million. Lead-acid separator sales growth of 12.2% was driven by higher sales volume associated with the acquisition of Microporous, higher sales prices and the positive impact of dollar/euro exchange rate fluctuations. Average lead-acid separator sales prices increased due to global price increases implemented to partially offset higher raw material and energy costs. Lithium battery separator sales increased by 9.7% due to demand for consumer electronic products and expanding applications for lithium batteries.

Separations media sales for the three months ended March 29, 2008 were $41.3 million, an increase of $5.5 million, or 15.3% from the same period in the prior year. The increase in separations media sales was due to higher sales of hemodialysis membranes and industrial and filtration specialty products and the positive impact of dollar/euro exchange rate fluctuations of $4.1 million. Healthcare product sales increased by 17.7% due to strong growth in sales of synthetic hemodialysis membranes combined with the positive impact of dollar/euro exchange rate fluctuations, offset by the expected decline in sales of cellulosic hemodialysis membranes due to our exit of this product line. Filtration and specialty product sales increased by 10.9%, driven by continued demand for high performance filtration applications and the positive impact of dollar/euro exchange rate fluctuations.

Gross Profit.    Gross profit as a percent of net sales was 38.2% for the three months ended March 29, 2008, as compared to 37.3% in the same period of the prior year. Energy storage gross profit as a percent of net sales was 39.2% for the three months ended March 29, 2008, which was comparable to the prior year percentage of 39.5%. Raw material and energy cost increases were largely offset by internal cost saving actions and the global price increases for lead-acid battery separators. Separations media gross profit as a percent of net sales increased to 35.4% for the three months ended March 29, 2008, from 31.5% in the same period of the prior year. The increase was due primarily to the successful transformation of our hemodialysis membrane business from cellulosic to synthetic products and investments to enhance production efficiencies.

Selling, general and administrative expenses.    Selling, general and administrative expenses as a percent of net sales were 17.4% for the three months ended March 29, 2008, as compared to 18.2% for the same period in the prior year. The $1.8 million increase in selling, general and administrative expenses was predominantly due to the impact of dollar/euro exchange rate fluctuations.

Interest expense.    Interest expense for the three months ended March 29, 2008 decreased by $7.7 million from the same period in the prior year. The decrease in interest expense was primarily driven by the purchase of our 10 1/2% senior discount notes in July 2007 and lower interest rates under our refinanced senior credit facilities.

Income taxes.    The income tax provision for the interim periods presented is computed at the effective rate expected to be applicable in each respective full year using the statutory rates on a country-by-country basis. The effective tax rate on continuing operations was 26.2% for the three months ended March 29, 2008, as compared to (99.8)% for the same period in the prior year. Our effective tax rate fluctuates due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, various changes in estimates of permanent differences and valuation allowances, and the relative size of our consolidated income before income taxes.

The primary factor impacting our effective tax rate is the mix of earnings between the various tax jurisdictions in which we do business. Each tax jurisdiction has its own set of tax laws and tax rates. The income earned by our subsidiaries in each jurisdiction is taxed independently by these various jurisdictions. Currently, the applicable statutory income tax rates in the jurisdictions that we operate in range from 0% to 39%. Therefore, the amount of income tax expense in each jurisdiction as compared to our consolidated income (loss) before income taxes has a significant impact on our annual effective tax rate.

Because of the relatively small amount of pre-tax income in 2007 compared to 2008, fluctuations in income between different tax jurisdictions and small changes in permanent differences had a more significant impact on the calculation of our overall effective tax rate in 2007.

The effect of each of these items on our effective tax rate on continuing operations is quantified in the table below:

	Three Months Ended
	March 29, 2008	March 31, 2007

U.S. Federal statutory rate	35.0%	35.0%
State income taxes	1.0	(43.0)
Mix of income in taxing jurisdictions	(11.2)	(164.3)
Other permanent differences and valuation allowances	1.4	72.5

Total effective tax rate	26.2%	(99.8)%

Discontinued operations.    In January 2008, we sold our synthetic paper business, a component of the energy storage segment, for $4.0 million, resulting in a gain of $2.4 million, net of income taxes of $1.4 million. The results of operations, which were not material, and the gain on sale from the synthetic paper business are presented as discontinued operations for all periods presented.

Fiscal 2007 compared with fiscal 2006

Net sales.    Net sales for fiscal 2007 were $534.7 million, an increase of $56.5 million, or 11.8%, from fiscal 2006. Energy storage net sales for fiscal 2007 were $379.4 million, an increase of $37.9 million, or 11.1%, from fiscal 2006. The increase in energy storage sales was primarily due to higher lead-acid and lithium battery separator sales volume, higher average sales prices for lead-acid battery separators and the $11.9 million positive impact of dollar/euro exchange rate fluctuations. Lead-acid separator sales growth of 11.4% was driven by the increasing size of the automotive market and the trend of conversion from alternative separator materials to superior performing polyethylene-based separators, particularly in Asia. Average sales prices increased due to global price increases implemented to offset higher raw material and energy costs. Lithium battery separator sales increased by 10.3% due to increased demand for consumer electronic products and expanding applications for lithium batteries. This growth was achieved despite a fire at a customer facility on September 30, 2007, which limited lithium battery separator sales during the three months ended December 29, 2007. The fire was unrelated to us, and we began pursuing a business interruption insurance recovery. The customer resumed limited production in November 2007 and ramped up production to normal levels by the end of the first quarter of 2008.

Separations media net sales for fiscal 2007 were $155.3 million, an increase of $18.6 million, or 13.6%, from fiscal 2006 due to higher sales of industrial and specialty filtration products and hemodialysis membranes. Included in this increase was a $9.9 million positive impact of dollar/euro exchange rate fluctuations. Healthcare product sales increased by 9.7% due to strong growth in sales of synthetic hemodialysis membranes combined with the positive impact of dollar/euro exchange rate fluctuations, offset by the expected decline in sales of cellulosic hemodialysis membranes due to our exit of this product line. Filtration and specialty product sales increased by 22.3%, driven by continued strong demand for high performance filtration applications and the positive impact of dollar/euro exchange rate fluctuations.

Gross Profit.    Gross profit as a percent of net sales was 36.8% for fiscal 2007, as compared to 34.5% for fiscal 2006. Energy storage gross profit as a percent of net sales was 38.8% for the fiscal 2007, which was comparable to the prior year percentage of 38.8%. Separations media gross profit as a percent of net sales increased to 32.1% for fiscal 2007 from 23.7% for fiscal 2006. The increase in separations media gross profit percentage was due primarily to the successful transformation of our hemodialysis membrane business from cellulosic to synthetic products, investments to enhance production efficiencies and growth in our high performance filtration business.

Selling, general and administrative expenses.    Selling, general and administrative expenses as a percent of net sales were 17.5% for fiscal 2007, as compared to 18.3% for fiscal 2006. The increase in selling, general and administrative expenses was due to increased costs strategically aimed at driving growth, including selling and marketing costs and personnel costs.

Interest expense.    Interest expense for fiscal 2007 decreased by $11.3 million from fiscal 2006. The decrease in interest expense was primarily driven by the purchase of our 10 1/2% senior discount notes in July 2007 and lower interest rates under our refinanced senior credit facilities.

Income taxes, net.    Income taxes as a percentage of income from continuing operations for fiscal 2007 were 102.9% as compared to 43.7% for fiscal 2006. The income tax expense recorded in the financial statements fluctuates between years due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of our consolidated income or loss before income taxes.

The primary factor impacting our effective tax rate is the mix of earnings between the various tax jurisdictions in which we do business. Each tax jurisdiction has its own set of tax laws and tax rates.

The income earned by our subsidiaries in each jurisdiction is taxed independently by these various jurisdictions. Currently, the applicable statutory income tax rates in the jurisdictions that we operate in range from 0% to 39%. Therefore, the amount of income tax expense in each jurisdiction as compared to our consolidated income (loss) before income taxes has a significant impact on our annual effective tax rate.

Our effective tax rate was also impacted by significant events related to financing activities and German and Italian tax reform that occurred during fiscal 2007. These events resulted in an increase in our income tax benefit of $20.5 million.

In July 2007, we purchased the 10 1/2% senior discount notes and refinanced our senior secured credit facilities. The cost of these transactions was $37.2 million, consisting of redemption and tender premiums and the write-off of unamortized loan acquisition costs, and resulted in an income tax benefit of $12.0 million in 2007.

On August 17, 2007, the German government enacted the 2008 Tax Reform Act legislation. This comprehensive German tax reform legislation reduces corporate tax rates for 2008 and beyond and also fundamentally changes the calculation of taxable income in Germany. While the corporate income tax and trade tax regime within Germany have remained, the 2008 Tax Reform Act reduces the maximum corporate income tax rate from 25% to 15% and the maximum trade tax rate from approximately 18% to 15.2%. Additional provisions of the legislation include the disallowance of deductions of the trade tax and certain interest expense from taxable income. As a result of the 2008 Tax Reform Act, our German deferred tax liabilities existing as of January 1, 2008 will reverse in future years at a lower effective tax rate. We recognized the effect of the new tax legislation, which resulted in an increase in the income tax benefit of $6.9 million in fiscal 2007.

On December 21, 2007, the Italian Parliament approved the 2008 Finance Bill, which affected taxation of corporations doing business in Italy. The most significant change was the reduction of the corporate income tax rate from 33% to 27.5% and a reduction of the local income tax rate from 4.25% to 3.9%. As a result, our Italian deferred tax liabilities existing as of January 1, 2008 will reverse in future years at a lower effective tax rate. We recognized the effect of the new tax legislation, which resulted in an increase in the income tax benefit of $1.6 million in fiscal 2007.

The effect of each of these items on our effective tax rate on continuing operations is quantified in the table below:

	Fiscal Year
	2007	2006

U.S. Federal statutory rate	35.0%	35.0%
State income taxes	(2.5)	2.9
Mix of income in taxing jurisdictions	(20.0)	10.9
Export sales excluded from taxable income	—	2.6
Other permanent differences and valuation allowances	7.7	(7.7)
Purchase of 10 1/2% senior discount notes and write-off of loan acquisition costs associated with refinancing of senior secured credit facility	27.7	—
Impact of Italian tax reform legislation	10.0	—
Impact of German tax reform legislation	45.0	—

Total effective tax rate	102.9%	43.7%

Fiscal 2006 compared with fiscal 2005

Net sales.    Net sales for fiscal 2006 were $478.2 million, an increase of $47.1 million, or 10.9%, from fiscal 2005. Energy storage net sales for fiscal 2006 were $341.5 million, an increase of $33.5 million, or 10.9%, from fiscal 2005. The increase in energy storage sales was primarily due to higher lead-acid and lithium battery separator sales volume, higher average sales prices for lead-acid battery separators and the positive impact of dollar/euro exchange rate fluctuations of $0.8 million. Lead-acid separator volume growth of 6.7% was driven by the increasing size of the automotive market and the trend of conversion from alternative separator materials to superior performing polyethylene-based separators, particularly in Asia. Average selling prices for lead-acid battery separators increased 1.6%. This increase was the result of a combination of the global price increase implemented in the fourth quarter of 2005 to offset higher raw material and energy costs, offset by the impact of a change in product mix. The increase in sales volume of 30.5% for lithium battery separators was driven by strong demand for consumer electronic products and expanding applications for lithium ion batteries.

Separations media net sales for fiscal 2006 were $136.7 million, an increase of $13.6 million, or 11.0%, from fiscal 2005 due to higher sales of industrial and specialty filtration products and hemodialysis membranes. The 34.8% growth in sales of industrial and specialty filtration products was due to continued growth in demand for high performance filtration applications. The 4.8% increase in hemodialysis membrane sales was due to a 17.1% increase in sales volumes of synthetic membranes, partially offset by a 10.5% decline in average selling prices. The growth in synthetic membrane sales was due to a significant industry shift in demand from cellulosic to synthetic membranes. The decline in average selling prices was due to a higher portion of sales being made to our larger customers who receive lower average selling prices. In response to the decline in demand for cellulosic membranes, we obtained firm sales commitments from our customers for their future cellulosic membrane needs. During 2006, we produced sufficient quantities of cellulosic membranes to meet our customer needs and ceased production of cellulosic membranes. Remaining sales of cellulosic membranes are expected to be approximately $16.0 million over the next two years, with the majority of these sales occurring in 2007.

Gross profit.    Gross profit for fiscal 2006 was $164.9 million, an increase of $14.4 million, or 9.5%, from fiscal 2005. Gross profit as a percent of sales decreased to 34.5% in fiscal 2006 from 34.9% in the prior year. For the energy storage segment, gross profit for fiscal 2006 was $132.5 million, an increase of $17.0 million, or 14.8% from fiscal 2005. Energy storage gross profit as a percent of sales increased to 38.8% in fiscal 2006 from 37.5% due to lower production costs per unit as increased production volumes resulted in fixed costs being applied to higher production volumes. Raw material and energy cost increases were largely offset by internal cost saving actions and the global price increase for lead-acid battery separators.

For the separations media segment, gross profit for fiscal 2006 was $32.4 million, a decrease of $2.7 million, or 7.7%, from fiscal 2005. Gross profit in the separations media segment as a percent of sales decreased to 23.7% in fiscal 2006 from 28.5% due to production inefficiencies associated with the exit of cellulosic production, lower average selling prices of hemodialysis membranes and higher energy costs.

Selling, general and administrative expenses.    Selling, general and administrative expenses for fiscal 2006 were $87.5 million, or 18.3% of net sales, as compared to $75.1 million, or 17.4% of net sales, in fiscal 2005. The increase was due primarily to the accrual of annual performance-based incentive bonuses. Incentive bonuses, which are available to all our employees, were $9.2 million in fiscal 2006 versus $0.6 million in fiscal 2005. The remaining increase related to personnel costs such as annual salary increases and the change in accounting for early retirement programs as required by the adoption of EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).

Interest expense, net.    Interest expense, net was $92.3 million for fiscal 2006, an increase of $10.3 million from fiscal 2005. The increase in interest expense was attributable to higher interest rates on our variable rate term loans, partially offset by the impact of lower debt balances due to $45.0 million in prepayments on our term loans during 2005. The increase in interest rates on our variable rate debt was driven by increases in the underlying base rates and an increase in our interest rate margin percentage by 75 basis points in connection with the amendment to the credit agreement relating to our senior secured credit facility in December 2005.

Income taxes, net.    Income taxes as a percentage of income from continuing operations before income taxes for fiscal 2006 were 43.7% as compared to 77.1% for fiscal 2005. The income tax expense recorded in the financial statements fluctuates between years due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of our consolidated income or loss before income taxes. The effect of each of these items on our effective tax rate from continuing operations is quantified in the table below:

	Fiscal year
	2006	2005

U.S. Federal statutory rate	35.0%	35.0%
State income taxes	2.9	13.5
Mix of income in taxing jurisdictions	10.9	40.2
Export sales excluded from taxable income	2.6	11.3
Other permanent differences and valuation allowances	(7.7)	(22.9)

Total effective tax rate	43.7%	77.1%

Business restructuring

We implemented restructuring plans in 2006, 2005 and 2004. All restructuring charges, except for the asset impairments, will result in cash outflows which will be funded by cash from operations.

The pre-tax components of restructuring activity in the three months ended March 29, 2008 were as follows:

(in millions)	Balance at December 30, 2007	Restructuring charges	Cash payments	Foreign currency translation	Balance at March 29, 2008

2006 Restructuring Plan:
Severance and benefit costs	$3.5	$—	$(0.3)	$0.3	$3.5
Other	1.3	—	(0.3)	0.1	1.1

	4.8	—	(0.6)	0.4	4.6
2005 Restructuring Plan:
Severance and benefit costs	0.4	—	—	—	0.4

Total	$5.2	$—	$(0.6)	$0.4	$5.0

The pre-tax components of restructuring activity in 2007 were as follows:

(in millions)	Balance at December 30, 2006	Restructuring charges	Cash payments	Foreign currency translation	Balance at December 29, 2007

2006 Restructuring Plan:
Severance and benefit costs	$11.5	$(0.9)	$(7.7)	$0.6	$3.5
Other	5.7	0.2	(4.8)	0.2	1.3

	17.2	(0.7)	(12.5)	0.8	4.8
2005 Restructuring Plan:
Severance and benefit costs	0.9	0.1	(0.7)	0.1	0.4
Other	—	0.2	(0.2)	—	—

	0.9	0.3	(0.9)	0.1	0.4
2004 Restructuring Plan:
Severance and benefit costs	1.2	(0.5)	(0.7)	—	—

Total	$19.3	$(0.9)	$(14.1)	$0.9	$5.2

The pre-tax components of restructuring activity in 2006 were as follows:

(in millions)	Balance at December 31, 2005	Restructuring charges	Cash payments	Foreign currency translation	Non-cash charges	Balance at December 30, 2006

2006 Restructuring Plan:
Severance and benefit costs	$—	$11.4	$—	$(0.3)	$0.4	$11.5
Asset impairments	—	17.5	(17.5)	—	—	—
Other	—	5.6	—	(0.1)	0.2	5.7

	—	34.5	(17.5)	(0.4)	0.6	17.2
2005 Restructuring Plan:
Severance and benefit costs	1.5	0.6	—	(1.4)	0.2	0.9
Other	—	1.3	—	(1.3)	—	—

	1.5	1.9	—	(2.7)	0.2	0.9
2004 Restructuring Plan:
Severance and benefit costs	4.1	—	—	(3.1)	0.2	1.2
Other	0.3	0.6	—	(0.9)	—	—

	4.4	0.6	—	(4.0)	0.2	1.2

Total	$5.9	$37.0	$(17.5)	$(7.1)	$1.0	$19.3

We expect to make payments against the restructuring reserve of approximately $2.1 million in fiscal year 2008.

2006 restructuring plan.    In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, our separations media segment exited the production of cellulosic membranes and realigned its cost structure at its Wuppertal, Germany facility. On August 24, 2006, we announced a layoff of approximately 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007.

The total cost of the plan is expected to be approximately $33.8 million, consisting of a $17.5 million non-cash impairment charge for buildings and equipment used in the production of cellulosic hemodialysis membranes, $10.5 million for the employee layoffs and $5.8 million for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. During 2007, restructuring charges were reduced by $0.9 million as we reversed restructuring liabilities, largely as a result of lower actual severance expenses than originally estimated. We expect to complete these activities by the end of 2010. The timing, scope and costs of these restructuring measures are subject to change as we proceed with our restructuring plans and further evaluate our business needs and costs.

2005 restructuring plan.    In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, our energy storage segment transferred certain assets from Europe and the United States to our facilities in Thailand and China. The capacity realignment plan included the closure of our facility in Feistritz, Austria, the downsizing of our Norderstedt, Germany facility and the relocation of certain assets from these two plants to our facilities in Prachinburi, Thailand. During 2006, we completed installation and started production with the assets relocated to Thailand. Additionally, finishing equipment from our facility in Charlotte, North Carolina was relocated to our facility in Shanghai, China. The total cost of the realignment plan was $9.1 million, including a non-cash impairment charge of $1.3 million in 2005 for property, plant and equipment located at the Feistritz, Austria facility that was relocated to Prachinburi, Thailand. In addition to the benefit of realigning capacity with market growth, we realized the full impact of cost savings in 2007.

2004 restructuring plan.    In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, we implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions. All activities and charges relating to the 2004 restructuring plan were completed during 2006. During 2007, restructuring charges were reduced as we reversed restructuring liabilities of $0.5 million, largely as a result of lower actual severance expenses than originally estimated.

Foreign operations

As of March 29, 2008, we manufacture our products at 13 strategically located facilities in North America, Europe and Asia. Net sales from the foreign locations were approximately $93.6 million for the three months ended March 29, 2008, $349.4 million for fiscal 2007, $298.2 million for fiscal 2006 and $272.7 million for fiscal 2005. Typically, we sell our products in the currency of the country where the manufacturing facility that produces the product is located. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on our business or market opportunities within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Seasonality

Operations at our European production facilities are traditionally subject to shutdowns during the month of August each year for employee vacations. As a result, net income during the third quarter of fiscal years 2007, 2006 and 2005 were, and during the third quarter of any fiscal year in the future may be, lower than net income in other quarters during the same fiscal year. In view of the seasonal fluctuations, we believe that comparisons of our operating results for the third quarter of any fiscal year with those of the other quarters during the same fiscal year may be of limited relevance in predicting our future financial performance.

Liquidity and capital resources

Cash and cash equivalents decreased from $54.9 million at December 29, 2007 to $23.2 million at March 29, 2008, primarily due to the acquisition of Microporous and investments in production capacity in the energy storage segment. Cash and cash equivalents increased to $54.9 million at December 29, 2007 from $54.7 million at December 30, 2006, due to cash flow from operations of $69.3 million and the positive impact of exchange rate changes on cash and cash equivalents of $6.6 million, offset by cash used in financing activities of $40.4 million and cash used in investing activities of $35.3 million.

Operating Activities

Three months ended March 29, 2008.    Net cash provided by operating activities was $31.4 million in the three months ended March 29, 2008, as compared to $22.9 million in the three months ended March 31, 2007. Cash provided by operations for the three months ended March 29, 2008 consisted of net income before non-cash expenses of $23.8 million and an increase in working capital of $7.6 million, excluding the impact of the acquisition of Microporous and foreign exchange rate fluctuations. Accounts receivable decreased approximately $2.9 million from December 29, 2007 to March 29, 2008 and days sales outstanding remained comparable to prior periods. Inventories increased approximately $2.6 million due to planned inventory builds in anticipation of our seasonal European shutdowns. Accounts payable and accrued liabilities increased approximately $5.5 million, primarily due to an increase in accrued interest on the 8 3/4% senior subordinated notes. Interest for the 8 3/4% senior subordinated notes is paid semi-annually in the second and fourth quarters.

Net cash provided by operating activities was $22.9 million in the three months ended March 31, 2007 and consisted of net income before non-cash expenses of $18.1 million and an increase in working capital of $4.8 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased from December 30, 2006 to March 31, 2007 by approximately $0.8 million and days sales outstanding remained comparable to prior periods. Inventories decreased approximately $2.4 million due to the reduction of cellulosic hemodialysis membrane inventories as we began making final shipments out of inventory to our customers. During 2006, we built up cellulosic inventories in preparation for the shutdown of production on December 27, 2006. Accounts payable and accrued liabilities increased approximately $1.2 million, primarily due to an increase in accrued interest on the 8 3/4% senior subordinated notes, partially offset by a reduction in the restructuring accrual.

Fiscal 2007.    Net cash provided by operating activities was $69.3 million in fiscal 2007, as compared to $50.0 million in fiscal 2006. Cash provided by operating activities in fiscal 2007 consisted of cash flows from operations before changes in working capital of $71.7 million, offset to some extent by an increase in working capital of $2.4 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased by approximately $7.0 million due to the increase in sales during the fourth quarter of 2007 as compared to the same period last year. Days sales outstanding decreased by approximately 3% at December 29, 2007 and were impacted by normal fluctuations in the mix of sales by country and customer. Inventories decreased approximately $8.3 million due to the reduction of cellulosic hemodialysis membrane inventories as we make final shipments out of inventory to our customers. Accounts payable and accrued liabilities decreased by approximately $13.9 million primarily due to restructuring payments.

Fiscal 2006.    Net cash provided by operating activities was $50.0 million in fiscal 2006, as compared to $64.2 million in fiscal 2005. Cash provided by operating activities in fiscal 2006 consisted of cash flows from operations before changes in working capital of $60.6 million, offset to some extent by an increase in working capital of $10.7 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased by approximately $7.7 million due to the increase in sales during the fourth quarter of 2006 as compared to the same period last year. Days sales outstanding decreased by approximately 6% at December 30, 2006 and were impacted by normal fluctuations in the mix of sales by country and customer. Inventories increased approximately $2.7 million due to the build-up of cellulosic inventories in connection with the shutdown of cellulosic production on December 27, 2006, offset by the decline in lithium inventories that were built up during 2005 in preparation for equipment upgrades that occurred in the first quarter of 2006. Accounts payable and accrued liabilities increased by approximately $20.0 million primarily due to the 2006 business restructuring plan and performance-based incentive costs.

Investing activities

Capital expenditures in the three months ended March 29, 2008 related primarily to the $18 million lithium capacity expansion in Charlotte, North Carolina and the $19 million lead-acid capacity expansion in Prachinburi, Thailand that began in September 2007. We spent $7.1 million on these expansion projects in fiscal 2007 and $7.4 million in the three months ended March 29, 2008. We expect these projects to be finished in late 2008. We estimate that total capital expenditures in fiscal year 2008 will be approximately $52.0 million.

On February 29, 2008, we purchased 100% of the stock of Microporous. The purchase price for Microporous stock, including acquisition related costs, was approximately $28.1 million which we paid at closing. Also, at the time of closing, we repaid certain indebtedness of Microporous in the aggregate amount of approximately $33.6 million and assumed $14.2 million of debt.

Effective January 1, 2007, we purchased a 60% share in a lead-acid battery separator manufacturing facility in Tianjin, China for an aggregate purchase price of $5.5 million, of which $5.2 million was paid during the three months ended March 31, 2007.

In January 2008, we sold a non-core synthetic paper business for $4.0 million.

Financing activities

Cash provided by financing activities was $5.9 million in the three months ended March 29, 2008, consisting of $17.0 million of borrowings from our revolving credit facility associated with the acquisition of Microporous and payments on debt of $11.1 million, including the repayment of $9.4 million of debt assumed in the Microporous acquisition. In April 2008, we repaid the remaining $4.8 million of debt assumed in the Microporous transaction with cash and borrowings from our revolving credit facility.

Cash used in financing activities was $40.4 million, $3.0 million and $52.8 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Financing activities in fiscal 2007 primarily consisted of the IPO, the purchase of our 10 1/2% senior discount notes and the refinancing of our senior secured credit facility. During fiscal 2005, we made optional term loan prepayments totaling $45.0 million. After giving effect to the 2005 optional prepayments, the term loans did not require quarterly principal payments until December 29, 2006.

We intend to fund our ongoing operations through cash generated by operations and availability under our senior secured credit facilities.

On July 3, 2007, we refinanced Polypore, Inc.'s senior secured credit facility with the new senior secured credit facilities that provide improved financial flexibility and lower interest rate spreads. Our senior secured credit facilities provide for a $322.9 million term loan facility ($321.3 million outstanding at March 29, 2008) and a €35.0 million term loan facility ($54.8 million at March 29, 2008) and a $90.0 million revolving credit facility. Subject to certain terms and conditions, a maximum of $50.0 million of the revolving credit facility may be used for letters of credit. At March 29, 2008, we had $17.0 million outstanding under the revolving credit facility and $10.3 million of undrawn standby letters of credit, resulting in $62.7 million of borrowing availability under the revolving credit facility.

On July 31, 2007, Polypore, Inc. merged with and into Polypore International, Inc. and Polypore International, Inc. assumed all of Polypore, Inc.'s obligations under the senior secured credit facilities. The term loans mature in July 2014 and the revolving credit facility matures in July 2013.

Interest rates under our senior secured credit facilities are, at our option, equal to either an alternate base rate plus a 1.25% margin or the Eurocurrency base rate plus a 2.25% margin. At March 29, 2008, the interest rates on the U.S. dollar term loan and Eurodollar term loan, the Eurodollar term loan and the revolving credit facility were 5.37%, 6.44%, and 5.26%, respectively. In January 2008, we entered into interest rate swap agreements that effectively fix the interest rate on $250.0 million of the term loans. The interest rate swap agreement which terminates on June 30, 2009 fixes the interest rate on $50.0 million of the term loans at 5.58%. The interest rate swap agreement which terminates on December 31, 2009 fixes the interest rate on $200.0 million of the term loans at 5.54%.

When loans are outstanding under the revolving credit facility, the credit agreement requires us to meet a maximum senior leverage ratio based on a calculation of Adjusted EBITDA in which certain items are added back to EBITDA.

Adjusted EBITDA, as defined under our senior secured credit facilities, was as follows:

(in millions)	12 months ended March 29, 2008

Net income	$11.3
Add/Subtract:
Depreciation and amortization	49.9
Interest expense, net	73.3
Income taxes	(11.3)
Stock-based compensation expense	0.8
Foreign currency loss	1.9
Loss on disposal of property, plant, and equipment	0.8
Business restructuring	(0.9)
Costs related to purchase of 10 1/2% senior discount notes	30.1
Write-off of loan acquisition costs associated with refinancing senior secured credit facility	7.2
Pro forma results for Microporous acquisition	6.9
Income from discontinued operations	(2.4)
Other non-cash or non-recurring charges	0.7

Adjusted EBITDA	$168.3

The calculation of the senior leverage ratio as defined under our senior credit facilities as of March 29, 2008 is as follows:

(in millions)	12 months ended March 29, 2008

Indebtedness(1)	$379.2
Adjusted EBITDA	168.3
Actual leverage ratio	2.25x

(1)
Calculated as the sum of outstanding borrowings under our senior secured credit facilities and the capital lease obligation, less the amount of cash on hand (not to exceed $50.0 million).

When loans are outstanding under the revolving credit facility, we are required to maintain a ratio of not more than the following ratios of indebtedness to Adjusted EBITDA at the end of any quarter ending during any of the following periods:

Period	Ratio

July 3, 2007 through and including June 28, 2008	3.25 to 1.00
Thereafter	3.00 to 1.00

At March 29, 2008, we were in compliance with the senior leverage ratio and the remaining unused amount of the revolving credit facility was available for borrowing.

The senior secured credit agreement contains certain restrictive covenants which, among other things, limit capital expenditures, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances, and other matters customarily restricted in such agreements. The facilities also contain certain customary events of default, subject to grace periods, as appropriate. We believe that annual capital expenditure limitations imposed by the senior credit facilities will not significantly inhibit us from meeting our ongoing capital expenditure needs.

Future principal and interest payments on long-term debt are expected to be paid out of cash flows from operations, borrowings on our revolving credit facility and future refinancing of our debt. Our cash interest requirements for the next 12 months are estimated to be approximately $63.6 million.

The 8 3/4% senior subordinated notes ($461.8 million outstanding at March 29, 2008) will mature in 2012 and are guaranteed by most of our existing and future domestic restricted subsidiaries, subject to certain exceptions. Except under certain circumstances, the 8 3/4% senior subordinated notes do not require principal payments prior to their maturity in 2012. Interest on the 8 3/4% senior subordinated notes is payable semi-annually in cash. The 8 3/4% senior subordinated notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments.

We believe we have sufficient liquidity to meet our cash requirements over both the short-term (next 12 months) and long term (in relation to our debt service requirements). In evaluating the sufficiency of our liquidity for both the shorter and longer term, we considered the expected cash flow to be generated by our operations and the available borrowings under our senior secured credit facilities compared to our anticipated cash requirements for debt service, working capital, cash taxes and capital expenditures as well as funding requirements for long-term liabilities. We anticipate that our operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due for at least the next 12 months. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See "Risk factors."

From time to time, we may explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Environmental matters

We accrue for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Environmental reserves, which are predominately euro-denominated, were $31.0 million and $29.2 million as of March 29, 2008 and December 29, 2007, respectively.

The environmental reserves are primarily related to the Wuppertal, Germany and Potenza, Italy facilities. In connection with the acquisition of Membrana in 2002, we recorded a reserve for costs to remediate known environmental issues and operational upgrades at the Wuppertal, Germany facility. In 2004, we identified potential environmental contamination at our manufacturing facility in Potenza, Italy. We anticipate that expenditures will be made over the next seven to ten years.

In 2006, we identified instances of potential non-compliance with environmental operating permits at the Corydon, Indiana and Owensboro, Kentucky facilities. We recorded our best estimate of potential penalties at that time. In March 2008, we reached agreement with the Indiana Department of Environmental Management and agreed to pay fines consistent with our original estimate. We do not believe that additional fines or penalties will be assessed.

We have indemnification agreements for certain environmental matters from Acordis and Akzo, the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. At March 29, 2008 and December 29, 2007, amounts receivable under the indemnification agreements were $21.5 million and $20.0 million, respectively. The current portion of the indemnification receivable is included in other current assets.

Contractual obligations

The following table sets forth our contractual obligations at December 29, 2007. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other actions. Because these estimates and assumptions are necessarily subjective, the timing and amount of payments under these obligations may vary from those reflected in this table. For more information on these obligations, see the notes to consolidated financial statements included elsewhere in this prospectus.

	Payment due by Period(7)(8)(9)
(in millions)	Total	2008	2009-2010	2011-2012	Thereafter

Long-term debt(1)	$373.3	$4.6	$7.5	$7.5	$353.7
8 3/4% senior subordinated notes(2)	444.8	—	—	444.8	—
Cash interest payments(3)	336.5	62.0	127.1	110.0	37.4
Capital lease obligation(4)	5.1	1.6	3.2	0.3	—
Operating lease obligations(5)	2.0	0.8	0.9	0.3	—
Business restructuring	5.2	2.1	1.5	1.2	0.4
Purchase obligations(6)	14.7	14.7	—	—	—

	$1,181.6	$85.8	$140.2	$564.1	$391.5

(1)
Included in long-term debt are amounts owed under our term loan facilities and other debt. The term loan facilities include euro denominated debt held by one of our international subsidiaries. The table assumes that the euro/dollar exchange rate is the rate at December 29, 2007 for all periods presented and that the debt is held to maturity.

(2)
The 8 3/4% senior subordinated notes are due 2012. This senior subordinated debt includes €150.0 million euro denominated debt held in the U.S. The table assumes that the euro/dollar exchange rate is the rate at December 29, 2007 for all periods presented and that the debt is held to maturity.

(3)
Includes cash interest requirements on long-term debt and the 8 3/4% senior subordinated notes. Interest rates under the term loan facilities are variable and the table assumes that these rates are the same rates that were in effect at December 29, 2007. For the euro denominated debt, the table assumes that the euro/dollar exchange rate is the rate at December 29, 2007 for all periods presented. Also includes the effects of the interest rate swap agreements entered into in January 2008 that effectively fix the interest rate on $250.0 million of our variable rate debt. The interest rate swap agreement covering $50.0 million of our variable rate debt terminates on June 30, 2009, and the other swap agreement covering $200.0 million of our variable rate debt terminates on December 31, 2009.

(4)
We lease manufacturing equipment under a capital lease agreement. The lease agreement expires in February 2011 and contains an early buyout option that is exercisable in October 2009. The capital lease payments include interest under the capital lease agreement.

(5)
We lease certain equipment and facilities under operating leases. Some lease agreements provide us with the option to renew the lease agreement. Our future operating lease obligations would change if we exercised these renewal options.

(6)
We have entered into contracts related to the expansion of our Charlotte, North Carolina and Prachinburi, Thailand facilities. We expect the expansions to be completed in 2008.

(7)
As discussed in the notes to our consolidated financial statements included elsewhere in this prospectus, we have long-term liabilities for pension, postretirement and postemployment benefits of $67.0 million as of December 29, 2007. Our contributions for these benefit plans are not included in the table above since the timing and amount of payments are dependent upon many factors, including when an employee retires or leaves the Company, certain benefit elections by employees, return on plan assets, minimum funding requirements and foreign currency exchange rates. We estimate that contributions to the pension and postretirement plans in fiscal 2008 will be $2.0 million as compared to fiscal 2007 actual contributions of $2.5 million.

(8)
As discussed in the notes to the consolidated financial statements included elsewhere in this prospectus, we have environmental obligations and related indemnification receivables. Payments related to these obligations and the related amounts to be indemnified under indemnification agreements are not included in the table above since the timing of payments and indemnifications is not known. We estimate that we will make payments, net of indemnification amounts, of $2.2 million in fiscal 2008. Payments against environmental obligations in fiscal 2007 were $1.7 million, net of indemnification receipts of $0.7 million. We expect payments for environmental obligations and amounts received under indemnification agreements will occur over the next seven to ten years.

(9)
As discussed in the notes to the consolidated financial statements included elsewhere in this prospectus, we have recorded a liability of $11.3 million for unrecognized tax positions. Payments related to this liability are not included in the table above since the timing of the payments is not known.

Off-balance sheet arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

New accounting standards

On January 1, 2006, we adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) ("EITF 05-5"). Under EITF 05-5, the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. The bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under FASB Statement No. 112, Employers' Accounting for Postretirement Benefits. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. In connection with an acquisition in 2002, we implemented a restructuring plan that included Type II ATZ arrangements. We accrued in the opening balance sheet the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. Salary paid to employees during their active phase was expensed as incurred. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, we reduced the accrual for postemployment benefits and recognized $2.6 million in operating income in the three months ended April 1, 2006. The reduction in the postemployment benefits accrual decreased the net loss in fiscal 2006 by $1.6 million, or $0.06 per share.

On January 1, 2006, we adopted FASB Statement No. 123(R), Share-Based Payment ("FAS 123(R)") using the modified prospective transition method. FAS 123(R) generally requires, among other things, that all employee share-based compensation be measured using a fair value method and that the resulting compensation cost be recognized in the financial statements. Prior to adopting FAS 123(R), we accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate to be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior to adopting FAS 123(R), we accounted for forfeitures as they occurred as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in an increase of $0.2 million to net income, net of applicable income taxes of $0.1 million, that was recorded in the three months ended April 1, 2006 as a cumulative effect of a change in accounting principle.

On the first day of fiscal 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. FIN 48 allows the tax effects from an uncertain tax position to be recognized in our financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Upon adoption of FIN 48, we recognized the cumulative effect of adopting FIN 48 by increasing the existing reserves for uncertain tax positions by $0.9 million, recording a deferred tax asset of $0.6 million and decreasing retained earnings by $0.3 million for the cumulative effect of adopting FIN 48. Additionally, the reserve for uncertain tax positions, which had been included in income taxes payable at December 30, 2006, was reclassified as a separate component and is now included in "Other" non-current liabilities.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

At March 29, 2008, we had fixed rate debt of approximately $466.7 million and variable rate debt of approximately $393.1 million. In January 2008, we entered into interest rate swap agreements that effectively fix the interest rate on $250.0 million of our variable rate debt. The pre-tax earnings and cash flow impact resulting from a 100 basis point change in interest rates on our variable rate debt not protected by interest rate swap agreements would be approximately $1.4 million per year.

Currency risk

Outside of the United States, we maintain assets and operations in Europe and Asia. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which we sell. Because a different percentage of our sales is in a foreign currency than our costs, a change in the relative value of the U.S. dollar could have a disproportionate impact on our sales compared to our costs, which could impact our margins. A portion of our assets are based in our foreign locations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected in other comprehensive income (loss). We have a euro-denominated term loan and senior subordinated notes that effectively hedge our net investment in foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the euro-denominated debt are included in accumulated other comprehensive income (loss). Accordingly, our consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency, primarily the euro.

The dollar/euro exchange rates used in our financial statements for the periods ended as set forth below were as follows:

	Three months ended
			Fiscal Year
	March 29, 2008	March 31, 2007
			2007	2006	2005

Period end rate	1.5785	1.3335	1.4655	1.3170	1.1797
Period average rate	1.4974	1.3094	1.3694	1.2552	1.2567

Our strategy for management of currency risk relies primarily on conducting our operations in a country's respective currency and may, from time to time, involve currency derivatives. As of March 29, 2008, we did not have any foreign currency derivatives outstanding.

Business

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The microporous membranes we produce are highly engineered polymeric structures that contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 71% of our fiscal 2007 net sales. Primary applications for our membranes in this segment are lithium batteries and lead-acid batteries. Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools, and are emerging in applications such as HEVs and EVs. Lead-acid batteries are used in transportation and industrial applications. The separations media segment accounted for approximately 29% of our fiscal 2007 net sales. Primary applications for our membranes and membrane modules in this segment are hemodialysis, blood oxygenation, plasmapheresis and various high-performance microfiltration, ultrafiltration and gasification/degasification applications.

Information concerning segments and geographic information appears under Note 18 in the notes to consolidated financial statements for the year ended December 29, 2007 and under Note 13 in the notes to consolidated financial statements for the three months ended March 29, 2008, which are included elsewhere in this prospectus.

Competitive strengths

Serve end-markets that have attractive growth characteristics

We produce a variety of separation and filtration products for end-markets with attractive growth characteristics, which in many cases are supported by a growing recurring revenue base.

•
The lithium battery market is expected to grow at 8% annually, driven by strong demand for consumer electronics and by the application of lithium battery technology in new markets such as HEVs and EVs. We believe that growth in membrane separator demand will exceed battery growth due to increasing demand for large-format lithium batteries.

•
In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators.

•
The hemodialysis membrane market, which we believe will increase in excess of 6% annually, provides a growing, recurring revenue base for our synthetic dialysis membranes.

•
The micro-, ultra-, and nanofiltration membrane element market is expected to grow in excess of 8% annually, driven by several factors including the superior performance of membrane filtration and the increasing need for purity in end-markets such as water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing.

Leading market positions

We believe that we are well positioned in each of the markets in which we compete. For example, in terms of market share (based on revenue and volume):

•
We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications.

•
We believe, based on internal company estimates, that we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor.

•
We believe, based on independent industry research, that we are the world's leading supplier of blood oxygenation membranes and that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes.

•
We believe, based on internal company estimates, that in the industrial and specialty filtration market, we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel® membrane contactors. We also believe, based on internal company estimates and independent industry research, that we are the world's leading independent supplier of polyethersulfone flat sheet membranes.

We believe, based on the information above and other company estimates, that we are among the top three in terms of market share (based on revenue and volume) in products comprising a total of approximately 80% of our fiscal 2007 net sales. These products include lead-acid battery membrane separators, lithium battery membrane separators, blood oxygenation membranes, membrane contactors for gasification/degasification of liquids and plasmapheresis membranes.

Proven innovation through broad product and process technology

We have established our leading market positions through our ability to utilize core technical expertise and broad product and process capabilities to develop customized solutions that meet demanding requirements in specific applications. Over time, we have demonstrated a commitment to innovation, developing technical expertise and a high level of customer service. Our research and development effort is supported by over 100 engineers, scientists, PhDs and other personnel. These personnel work closely with our manufacturing and marketing groups to commercialize innovative products that address market needs. We also maintain technical centers strategically located in Asia, Europe and North America.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, hollow fiber, and tubular technology. We are able to draw upon our experiences across multiple end-markets and various membrane technologies to create innovative solutions in new niche applications in addition to our existing markets. For example, our Liqui-Cel® membrane contactor product line, which combines our blood oxygenation membrane technology with patented module design features, provides superior performance to conventional gasification/degasification methods in multiple applications such as semiconductor and flat panel display manufacturing. We believe that our capabilities in product innovation, which combine multiple technologies, a global technical infrastructure and extensive experience in microporous membrane development and manufacturing, are difficult to replicate.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse base of customers worldwide who are among the leaders in their respective industries. Our research and development teams, technical service staff and application development groups work closely with our customers. We often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' exacting manufacturing and end-use specifications. In addition, we are often selected as a customer's exclusive supplier for our microporous membrane products.

Global presence

As of March 29, 2008, we manufacture, market and service our products through 13 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. In the energy storage segment, we remain focused on growth in the Asia Pacific region and on driving worldwide improvements in production efficiency. In 2006, we doubled capacity in our Prachinburi, Thailand lead-acid battery membrane separator facility. In 2007, we completed the acquisition of a 60% share in a facility in Tianjin, China, which produces membrane separators for lead-acid batteries, and announced an additional capacity expansion to our Prachinburi, Thailand lead-acid battery membrane separator facility, which will further increase its capacity by approximately 60%. On February 29, 2008, we acquired 100% of the stock of Microporous Holding Corporation, the parent company of Microporous. Microporous has a production facility in Piney Flats, Tennessee and a new production facility in Feistritz, Austria that is scheduled to begin production in the second quarter of 2008. Additionally, in September 2007, we started a lithium battery separator capacity expansion at our Charlotte, North Carolina facility expected to be completed by the end of 2008.

By strategically positioning our manufacturing, sales and marketing, and technical service personnel near our customers, we can respond to their needs more effectively, provide a higher level of service, reduce shipping costs and improve delivery and response times. In addition, our global presence enables us to participate in faster growth markets in developing regions of the world.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment, manufacturing techniques and process technologies have been developed over many years with significant intellectual property, know-how and capital investments. Our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market. We continually evaluate projects that will improve or enhance our global manufacturing capabilities.

Strong and experienced management team

Our senior management team has significant experience leading high technology companies, driving growth through development of new applications and technologies, and cultivating strong relationships with existing customers. Management has also demonstrated a track record of successfully leading companies larger in size and scope than ours. The team has an average of more than 20 years of management experience.

Business strategy

We intend to:

•
grow with our current customer and application base by capitalizing on our core capabilities in microporous membranes and modules;

•
leverage existing and developing product and process technologies to pursue new, high value-added markets and applications; and

•
maximize access to key customers and end-markets through strategic relationships and acquisitions.

Products and markets

Our business segments are energy storage and separations media. The following table describes our key products and end-markets served:

Segment	Applications	Major brands	End-markets

Energy storage	Lead-acid batteries	Ace-Sil® Cellforce® Daramic® DARAK® Flex-Sil®	Transportation and industrial batteries
	Rechargeable and disposable lithium batteries	CELGARD®	Consumer electronics devices such as mobile phones, portable audio/video devices, laptop computers, and cameras. Also power tools and hybrid/electric vehicles, such as bikes, scooters, cars, trucks and buses
Separations media	Hemodialysis	PUREMA® DIAPES®	Hemodialysis dialyzers which replicate function of healthy kidneys
	Blood oxygenation	CELGARD® HEXPET® OXYPHAN® OXYPLUS®	Heart-lung machine oxygenation unit for open-heart surgical procedures
	Plasmapheresis	MicroPES® PLASMAPHAN®	Blood cell and plasma separation equipment
	Industrial and specialty filtration applications	Liqui-Flux®	Potable water treatment, beverage filtration, and prefiltration for reverse osmosis
		Accurel®	Specialty filtration applications including chemical filtration for microelectronics manufacturing, vent and process air, industrial wastewater treatment, and pharmaceutical processing
		Liqui-Cel®	Liquid gasification/degasification for beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing
		MicroPES® DuraPES®	Specialty filtration applications including ultrapure water, cold sterile filtration of beverages and pharmaceutical processing
		SuperPhobic®	Solvent/ink deaeration for ink jet printers and semiconductor manufacturing
		MicroModule® MiniModule®	Liquid degasification in laboratory, biotechnology and analytical testing equipment, ink degasification for ink jet printers
		P.E.T.	Potable water treatment, beverage filtration, prefiltration for reverse osmosis and medical applications

Energy storage

In the energy storage segment, our membrane separators are a critical performance component in lithium and lead-acid batteries, performing the core function of regulating ion exchange and thus allowing the charge and discharge process to occur between a battery's positive and negative electrodes. These membrane separators require specialized technical engineering and must be manufactured to extremely demanding requirements and specifications including thickness, porosity, mechanical strength and chemical and electrical resistance. For example, membrane pores must be large enough to allow ions to pass through, but small enough to prevent contamination from conductive particles that cause short circuits. During fiscal 2007, fiscal 2006 and fiscal 2005, our energy storage businesses accounted for 71% of our net sales.

Electronics applications.    We develop, manufacture and market a broad line of patented polypropylene and polyethylene monolayer and multilayer membrane separators for lithium batteries that are used in consumer electronics products such as mobile phones and other handheld devices, laptop computers, MP3 players, cameras and, increasingly, power tools. According to the Institute of Information Technology, unit sales of lithium batteries are expected to experience average annual growth of 8% through 2011. Lithium batteries provide critical performance advantages relative to alternative battery technologies, such as faster charging rates, improved battery life and higher power density, which results in more compact, lightweight batteries. These advantages create the potential for expansion by lithium batteries into additional electronic appliances and portable consumer devices. Because many new applications are incorporating large-format batteries that require much greater membrane separator volume per battery, we believe that membrane separator growth will exceed battery unit sales growth. For example, large-format lithium batteries are displacing nickel-based batteries in new applications such as consumer power tools and electric bikes and are currently in development for use in HEVs and EVs.

We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications, and have been among the top three since the market's first development in the early 1990s. We believe the top three providers supply over 80% of the membrane separator requirements for the global lithium battery market. Major lithium battery manufacturers include Amperex Technology Limited, BYD Company Limited, Energizer Holdings, Inc., Hitachi Maxell Limited, LG Chem Ltd., Matsushita Battery Industrial Company Limited, NEC Tokin Corporation, Saft Groupe SA, Samsung SDI Co. Ltd., Sanyo Electric Company Limited, Sony Corporation, Tianjin Lishen Battery Joint Stock Co., Ltd., and Ultralife Batteries, Inc.

Transportation and industrial applications.    We develop, manufacture and market a complete line of high-performance polymer-based membrane separators for lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in batteries for automobiles and other motor vehicles. The remaining approximately 20% are used in industrial battery applications such as forklifts, golf carts, submarines and uninterruptible power supply systems, which provide backup power for applications such as computers, mobile phone towers and hospitals. We believe that over 80% of lead-acid battery unit sales for motor vehicles are aftermarket batteries. Aftermarket sales are primarily driven by the size of the worldwide vehicle fleet rather than by new motor vehicle sales. According to WardsAuto.com, the worldwide fleet of motor vehicles has averaged 3% annual growth for over 20 years, providing us with a growing recurring revenue base. We believe another factor contributing to market growth is the worldwide conversion from alternative separator materials to the higher performance polyethylene-based membrane separators such as those we produce. Currently, membrane separator market growth is strongest in the Asia Pacific region due, we believe, to increasing per capita penetration of automobiles, growth in the industrial and manufacturing sectors, and a high rate of conversion to polyethylene-based membrane separators.

We believe, based on internal company estimates, we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor, and the only supplier serving both the automotive and industrial segments. We supply all of the world's major lead-acid battery manufacturers. Major lead-acid battery manufacturers include East Penn Manufacturing Co., Inc., Exide Technologies, GS Yuasa Corporation, EnerSys Inc. and Johnson Controls Inc.

Separations media

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications. These membranes perform the critical function of removing sub-micron particulates from fluids and introducing or removing gases (gasification/degasification) within liquids. Both healthcare and specialty filtration applications require membranes with precisely controlled pore size, structure, distribution and uniformity. Our supply relationships with customers in healthcare and certain filtration applications such as pharmaceutical manufacturing are reinforced by the rigorous testing, clinical studies and/or regulatory approval that our membranes undergo prior to end-product commercialization. In some cases, several years of development and qualification are required. During fiscal 2007, fiscal 2006 and fiscal 2005, our separations media business accounted for 29% of our net sales.

Healthcare Applications.

We develop, manufacture and market a complete line of patented polyethersulfone membranes for the hemodialysis market. Hemodialysis is the artificial process that performs the function of a healthy kidney for patients with permanent kidney failure, a condition known as ESRD. In a healthy person, the kidney carries out certain excretory and endocrine functions, including filtering toxins from the blood and controlling blood pressure. For an ESRD patient on dialysis, the dialyzer membrane performs these critical filtering functions. The membranes consist of thousands of fibers that resemble hollow straws slightly larger than a human hair. These fibers have nanopores in their walls at a density of millions of pores per square inch. The size and distribution of these nanopores are designed to separate harmful toxins from the healthy blood passing through the dialyzer. Growth in demand for dialyzers and dialyzer membranes is driven by several factors, including the aging population in developed countries, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States towards single-use rather than multiple-use dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has historically grown by approximately 6% per year. We estimate that continued patient population growth combined with conversion to single-use dialyzers and increasing treatment frequency will result in overall annual dialyzer market growth in excess of 6%.

We have engaged in certain restructuring activities in response to changing market demands, particularly with respect to a market shift from cellulosic hemodialysis membranes toward higher-performing synthetic membranes. In 2006, we ceased production of cellulosic membranes and focused on growing our new PUREMA® synthetic membrane. We believe that PUREMA® is superior in performance compared to all other synthetic membranes on the market. Since the completion of our exit from cellulosic membranes in 2007, we have seen significant growth in sales of our PUREMA® synthetic membranes. Dialyzers containing PUREMA® have been classified in the highest level (category 5) of Japan's dialyzer reimbursement rate system, reflecting the efficacy of our PUREMA® membrane. We believe one example of the increasing customer acceptance of PUREMA® is our entry into a long-term supply agreement with a medical device company that develops, manufactures and markets proprietary systems for in-home treatment of ESRD and acute kidney failure. We are currently marketing PUREMA®'s performance advantages, such as by co-branding our customers' dialyzers with the PUREMA® logo.

We believe, based on independent industry research, that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes. Major dialyzer manufacturers include Asahi Kasei Medical Co., Ltd., Fresenius Medical Care AG, Gambro, Nipro Corp. and Sorin Group Italia S.r.l.

We develop, manufacture and market polypropylene and methypentene membranes for the blood oxygenation market. As a component of heart-lung machines, blood oxygenators temporarily replace the functions of the lungs during on-pump open-heart surgery. The oxygenator contains highly specialized membranes which remove carbon dioxide from the blood while oxygen is diffused into the blood. We estimate that the blood oxygenation market is flat as a result of the use of less-invasive alternative heart treatments. However, we believe that the market could grow as the number of patients receiving on-pump open heart surgery increases due to the saturation of alternative heart treatments. Because blood oxygenators are designed to utilize a specific membrane technology and require regulatory approval, an oxygenator manufacturer's relationship with its membrane supplier is vital and switching costs can be substantial. We believe, based on independent industry research, that we are the world's leading supplier of membranes for blood oxygenation. Major blood oxygenator producers include Marquet Cardiopulmonary AG, Medtronic, Inc., Sorin Group S.r.l. and Terumo Medical Corp.

We develop, manufacture and market polypropylene and polyethersulfone membranes for the plasmapheresis market. In plasmapheresis, plasma is separated from the blood and either retained for the production of therapeutic proteins or filtered and returned to the blood as a treatment for various autoimmune disorders. We believe that the plasmapheresis market is growing and that new treatment methodologies based on blood filtration may lead to additional growth. We believe we are a leading supplier of extracorporeal therapeutic plasmapheresis membranes. Major manufacturers of plasmapheresis equipment include Asahi Kasei Medical Co., Ltd., Fresenius Medical Care AG, Gambro, Kuraray Company, Ltd. and Sorin Group Italia S.r.l.

Industrial and specialty filtration applications.

We produce a wide range of membranes and membrane-based elements for micro-, ultra- and nanofiltration and gasification/degasification of liquids, covering a broad range of applications in the filtration market. According to Frost & Sullivan, the U.S. micro-, ultra- and nanofiltration membrane element market is approximately $1.2 billion and growing in excess of 8% annually.

Market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications. We currently serve a variety of filtration end-markets, including water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing, and we are working closely with current and potential customers to develop innovative new products based on our technology and capabilities.

The following are descriptions of certain of our industrial and specialty filtration products:

•
MicroPES® and DuraPES® are patented sulphonated polyethersulfone flat sheet microfiltration membranes with very high flow rates, broad chemical resistance and low protein binding, properties which are attractive to end-users who desire minimal absorption of their product. These membranes are primarily used in specialty filtration applications such as ultrapure water, cold sterile filtration of beverages, ultrapure chemicals for the electronics industry and pharmaceutical processing.

•
Accurel® is a polypropylene membrane, available in flat sheet, hollow fiber, and tubular configurations, which can be used in a wide range of pH conditions. This membrane is an economical choice for many applications compared to certain higher priced products, and is primarily used for specialty filtration applications including ultrapure chemicals for the electronics industry, vent and process air, industrial wastewater treatment, and pharmaceutical processing.

•
Liqui-Flux® membrane modules, based on our hollow fiber, polypropylene microfiltration and patented polyethersulfone ultrafiltration membranes, are used for potable water filtration, beverage processing, and prefiltration for reverse osmosis systems.

•
Liqui-Cel® membrane contactors incorporate hydrophobic hollow fiber membranes into patented module designs and are used in a wide variety of industries including beverage processing, pharmaceutical, semiconductor and flat panel display manufacturing and power generation.

•
SuperPhobic® membrane contactors are a special type of membrane contactor which can treat liquids that otherwise penetrate the membrane pores of conventional Liqui-Cel® membrane contactors. Typical applications involve the elimination of microbubbles in liquids which, upon occurrence, negatively impact customer production processes, quality and yield. Some applications include the degassing of inks and paper coating solutions and photoemulsion.

•
MicroModule® and MiniModule® membrane contactors are very small in-line degassing devices used to eliminate microbubbles in water, inks and other liquids. Typical applications include degassing water and other solutions used in laboratory, biotechnology and analytical testing equipment. Additionally, they are used for point of use ink degassing for ink jet printers.

We believe, based on internal company estimates, that we are the world leader in membrane gasification/degasification for liquids, and, based on internal company estimates and independent industry research, that we are uniquely positioned as the leading independent supplier of polyethersulfone flat sheet membranes.

New product development

We have focused our research and development efforts on developing products for new markets based on existing technologies and developing new process technologies to enhance existing businesses and allow entry into new businesses. We spent approximately $16.0 million (3% of our net sales), $13.1 million (3% of our net sales) and $12.1 million (3% of our net sales) in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, on research and development.

Our energy storage research and development is performed at technical centers at our facilities in Owensboro, Kentucky; Prachinburi, Thailand; Selestat, France; and Charlotte, North Carolina. Our separations media research and development is performed at technical centers at our facilities in Wuppertal, Germany and Charlotte, North Carolina. All of the products that we develop are subject to multiple levels of extensive and rigorous testing. The qualification of membrane separators for use in transportation and industrial applications, for instance, may require one or more years of testing by our staff and battery manufacturers.

Sales and marketing

We sell our products and services to customers in both the domestic and international marketplace. We sell primarily to manufacturers and converters that incorporate our products into their finished goods.

We employ a direct worldwide sales force and utilize approximately 55 experienced people who manage major customer relationships. Many of our sales representatives are engineers or similarly trained technical personnel who have advanced knowledge of our products and the applications for which they are used. Our sales representatives are active in new product development efforts and are strategically located in the major geographic regions in which our products are sold. In certain geographic areas, we use distributors or other agents.

We typically seek to enter into supply contracts with our major customers. These contracts typically describe the volume and selling price and can last up to 10 years. In addition, these contracts reflect our close collaborative relationships with our customers, which is driven by our customers' need to develop new separators and membranes directly with us.

In fiscal 2007, net sales to our top five customers represented approximately 38% of our total net sales. Exide Technologies represented approximately 15% of our net sales in fiscal 2007.

Manufacturing and operations

General

We have manufacturing facilities in the major geographic markets of North America, Europe and Asia. We manufacture our lead-acid battery membrane separators at our facilities in Owensboro, Kentucky; Corydon, Indiana; Piney Flats, Tennessee; Selestat, France; Norderstedt, Germany; Potenza, Italy; Prachinburi, Thailand; and Tianjin, China. On February 29, 2008, we acquired a new production facility in Feistritz, Austria that is scheduled to begin production in the second quarter of 2008. We manufacture our lithium battery membrane separators at our facility in Charlotte, North Carolina, and have a finishing operation at our facility in Shanghai, China. We manufacture our healthcare membranes and industrial and specialty filtration membranes and membrane modules at facilities in Wuppertal and Obernberg, Germany and Charlotte, North Carolina.

In fiscal 2007, fiscal 2006 and fiscal 2005, we generated sales from customers outside the United States of approximately 83%, 81%, and 74%, respectively. We typically sell our products in the currency of the country in which the products are manufactured rather than the local currency of our customers.

Our manufacturing facilities in North America accounted for 36% of total sales for fiscal 2007, with facilities in Europe accounting for 52% and facilities in Asia accounting for 12%. Our foreign operations are subject to certain risks that could materially affect our sales, profits, cash flows and financial position. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also have a material adverse effect on our business, financial condition and results of operations.

Manufacturing processes

All of our membrane manufacturing processes involve an extrusion process. To produce our flat sheet and hollow fiber membranes, we use one of three basic membrane processes that begin with an extrusion step. These include phase separation (thermally-induced, solvent-induced, or reaction-induced), "dry stretch", and composite extrusion/extraction processes. Each process, and its resulting product properties, is well suited to the various membrane requirements for our target markets. To produce Liqui-Cel® membrane contactors and Liqui-Flux® membrane modules, hollow fibers are bonded together into a cartridge form by extruding either a polyolefin resin or using an epoxy or polyurethane adhesive before final assembly into a finished module.

Membrane separators for batteries.    We manufacture Daramic®, our principal lead-acid battery separator used in industrial and automotive applications, using a composite extrusion/extraction process. The process stages are fully automated, although the process requires some handling as material is transferred from stage to stage. Initially, an ultra-high molecular weight polyethylene is mixed with porous silica and oil, which are heated and extruded into a film. The film is passed through an extraction bath to remove the excess oil from the silica pores to create the proper microporosity and film stiffness prior to drying. We manufacture our DARAK® industrial separator using a patented manufacturing process that begins by saturating a polyester fleece with a modified phenolic resin, which is then cross-linked, washed, dried, cured and cut into single pieces in a continuous one-step process. The reaction step produces the final microporous structure.

Similar to our Daramic® product, we begin the manufacture of lithium battery separators with an extrusion step. However, no solvents or other additives are used in conjunction with the polymer at extrusion (hence the "dry stretch" process description). The same "dry stretch" process is used for producing patented CELGARD® flat sheet monolayer and trilayer separators. Membrane microporosity is created during a thermal stretching process. Some special coated and non-woven laminate products are also manufactured for specialty battery and other applications.

Hemodialysis, blood oxygenation, plasmapheresis and filtration membranes.    Membranes for hemodialysis, blood oxygenation, plasmapheresis, and filtration are produced using phase separation processes. For these phase separation processes, the polymer spinning solution is prepared by dissolving the polymer in a solvent prior to extrusion. A porous membrane is formed by separating the solvent and polymer phases using temperature (thermally-induced), or a "non-solvent" (solvent-induced), and then the solvent phase is extracted and the porous polymer membrane is dried. For the blood oxygenation market and certain filtration markets, hollow fiber and flat sheet membranes are also produced using our "dry stretch" process. We rely on the molecular behavior of semi-crystalline polymers (polyolefins) to create the microporous structure. By controlling the extrusion process under which the film or fiber is formed, we create a crystalline structure that allows the formation of microvoids in a subsequent stretching step. Although we use different equipment for the flat sheet and fiber products, the operating conditions of temperature, stress, and line speed are similar for both. After extrusion, our products can be stored or immediately processed on annealing and stretching lines that create the final porous form.

Competition

Our markets are highly competitive. Within our energy storage segment, our largest competitors in the market for membrane separators used in lead-acid batteries for transportation and industrial applications are Entek International LLC ("Entek"), Nippon Sheet Glass Co., Ltd., Anpei Enterprise Co., Ltd., PT. Separindo Industry and Baoding Fengfan Rising Battery Separator Co., Ltd. In addition, we have a number of smaller competitors around the world. We also compete with Asahi Kasei Chemicals Corporation, Tonen Chemical Corporation (a subsidiary of ExxonMobil) and Ube Industries Limited as well as a number of smaller competitors elsewhere in Asia in the market for membrane separators used in lithium batteries.

Within our separations media segment, we compete primarily with Asahi Kasei Medical Co., Ltd., Fresenius Medical Care, Gambro AG and Toyobo Co. Ltd. for membranes used in dialysis. In addition, we compete primarily with Terumo Medical Corp. in the blood oxygenation market and Asahi Kasei Medical Co., Ltd. and Fresenius Medical Care in the plasmapheresis market. Also within our separations media segment, our industrial and specialty filtration business competes across multiple markets and applications; principal competitors include Dainippon Ink and Chemicals, Inc., Koch Membrane Systems (a division of Koch Industries), Norit B.V., Millipore Corporation and Pall Corporation. Product innovation and performance, quality, service, utility and cost are the primary competitive factors, with technical support being highly valued by the largest customers. We believe that we are well positioned in our end-markets for the reasons set forth under "—Competitive strengths" above.

Raw materials

We employ a global purchasing strategy to achieve pricing leverage on our purchases of major raw materials. The major polyethylene and polypropylene resins we use are specialized petroleum-based products that are less affected by commodity pricing cycles than other petroleum-based products. In the event of future price increases for these major raw materials, we believe that we will generally be able to pass these increases on to our customers. The primary raw materials we use to manufacture most of our products are polyethylene and polypropylene resins, silica, paper, and oil. Our major supplier of polyethylene resins is

Ticona LLC and our major suppliers of polypropylene resins are Total Petrochemicals USA, Inc., Performance Polymers, Inc. and Bamberger Polymers, Inc. Our major suppliers of silica are PPG Industries, Inc. and Degussa A.G., while our major suppliers of oil are Calumet Lubricants, ExxonMobil Lubricants (a subsidiary of Exxon Mobil), Shell Chemical LP and Shell Company of Thailand (subsidiaries of Royal Dutch/Shell).

We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us because other manufacturers with whom we conduct business or have conducted business in the past would be able to fulfill our requirements. However, the loss of one of our key suppliers could, in the short term, adversely affect our business until we secure alternative supply arrangements. In addition, we cannot assure you that any new supply arrangements we enter into will have terms as favorable as those contained in current supply arrangements. We have never experienced any significant disruptions in supply as a result of shortages in raw materials.

Employees

At December 29, 2007, we had approximately 1,800 employees worldwide. Hourly employees at seven of our 11 facilities are unionized and account for approximately 53% of our total employees. These facilities were unionized prior to our ownership; no facility has been unionized under our ownership. We have historically had good relationships with our unions, with no occurrences of any work stoppages. The following summarizes those employees represented by unions as of December 29, 2007:

Location	Number of unionized employees	% of Total	Date of contract renegotiation

Corydon, Indiana	83	77	January 2010
Obernberg, Germany	20	77	Annual
Owensboro, Kentucky	174	67	April 2008*
Potenza, Italy	137	100	February 2010
Selestat, France	146	79	June 2010
Wuppertal, Germany	360	88	Annual
Norderstedt, Germany	44	83	Annual

Total:	964

*
The collective bargaining agreement covering workers at the Owensboro facility expired on April 7, 2008 and we currently are in the process of negotiating a new contract.

Environmental matters

We are subject to a broad range of federal, state, local and foreign environmental laws and regulations which govern, among other things, air emissions, wastewater discharges and the handling, storage disposal and release of wastes and hazardous substances. It is our policy to comply with applicable environmental requirements at all of our facilities. We are also subject to laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. From time to time, we have identified environmental compliance issues at our facilities. For more information, see "—Legal proceedings" below.

We have conducted some cleanup of on-site releases at some facilities and we will be conducting additional cleanups of on-site contamination at other facilities under regulatory supervision or voluntarily. Costs for such work and related measures (such as eliminating sources of contamination) could be substantial, particularly at our Wuppertal, Germany and Potenza, Italy facilities. We have established reserves for environmental liabilities of approximately $31.0 million as of March 29, 2008. However, we do not anticipate that the remediation activities will disrupt operations at our facilities or have a material adverse effect on our business, financial condition or results of operations. In addition, we have asserted claims under indemnity agreements from the prior owners of Membrana. To date we have not had any significant disagreement with the prior owners over their environmental indemnity obligations to us. See "Management's discussion and analysis of financial condition and results of operations."

Intellectual property rights

We consider our patents and trademarks, in the aggregate, to be important to our business and seek to protect these proprietary rights in part through United States and foreign patent and trademark registrations. Individually, however, no individual patent is material to our business, and the expiration or invalidation of any one patent would not have a material impact on our business. We own approximately 115 patents and patent applications relating to our membrane and module technologies.

The term of each of our U.S. patents depends on when the patent application was filed. A patent will expire either 20 years from the date the application was filed, or 17 years from the date of issuance.

In general, trademarks are valid as long as they are in use and/or their registrations are properly maintained, and trademark registrations can generally be renewed indefinitely so long as the marks are in use. Some of our registered marks include CELGARD®, Liqui-Cel®, Daramic® and PUREMA®.

In addition, we maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection. Our company policies require our employees to assign their intellectual property rights to us and to treat all technology as our confidential information.

We have granted security interests or liens on some of our patents and trademarks to financial institutions, including to lenders under our senior secured credit facilities.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. The loss of protection for our intellectual property could reduce the market value of our products, reduce product sales, and lower our profits or impair our financial condition. See "Risk factors—Risks relating to our business—If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage."

Properties

Our corporate headquarters are located in leased office space in Charlotte, North Carolina. Our manufacturing facilities are strategically located to serve our customers globally:

Location(1)	Floor area (sq. ft.)	Business segment	Certification

Owensboro, Kentucky(4)	277,000	Energy Storage	ISO 14001, ISO 9001
Corydon, Indiana(4)	161,000	Energy Storage	ISO 14001, ISO 9001
Selestat, France	110,000	Energy Storage	ISO 14001, ISO 9001
Norderstedt, Germany	124,000	Energy Storage	ISO 14001, ISO 9001
Potenza, Italy	143,000	Energy Storage	ISO 14001, ISO 9001
Prachinburi, Thailand	42,000	Energy Storage	ISO 14001, ISO 9001
Charlotte, North Carolina(4)	142,000	Energy Storage and Separations Media	ISO 14001, ISO 9001
Shanghai, China(2)	29,000	Energy Storage	ISO 14001, ISO 9001
Wuppertal, Germany	1,503,000	Separations Media	—
Obernberg, Germany(2)	23,000	Separations Media	ISO 9001
Tianjin, China(3)	47,000	Energy Storage	—
Piney Flats, Tennessee(4)	121,000	Energy Storage	ISO 9001
Feistritz, Austria	52,000	Energy Storage	—

(1)
Excludes leased sales offices in Shanghai, China; Tokyo, Japan; Seoul, Korea; and Sao Paulo, Brazil. Also, excludes manufacturing facility associated with the acquisition of Yurie Wide which was completed on May 20, 2008.

(2)
Polypore International owns the equipment and leases the facility.

(3)
In 2007, we acquired a 60% share in this facility.

(4)
These domestic facilities serve as collateral under our senior secured credit facilities.

Between the existing capacity at the facilities listed in the table above, planned productivity gains and planned capital expenditures for fiscal 2008, we believe we will have sufficient capacity available to meet our needs for fiscal 2008.

Legal proceedings

In 2006, we identified instances of potential non-compliance with environmental operating permits at the Corydon, Indiana and Owensboro, Kentucky facilities. We recorded our best estimate of potential penalties at that time. In March 2008, we reached agreement with the Indiana Department of Environmental Management and agreed to pay fines consistent with our original estimate. We do not believe that additional fines or penalties will be assessed.

On March 20, 2008, we received a letter from the FTC requesting that we voluntarily provide certain documents and information to the FTC regarding our acquisition of Microporous, which was completed on February 29, 2008. The letter stated that the FTC is conducting an investigation to determine whether the Microporous acquisition will substantially lessen competition in any relevant market and thereby violate federal antitrust laws. We voluntarily responded to the letter in writing and through supplemental telephone conversations and meetings.

On April 7, 2008, we and our wholly owned subsidiary, Daramic LLC, each received from the FTC a subpoena and interrogatories requesting substantially similar documents and information as were requested in the FTC's initial letter, as well as additional documents and information. We are in the process of responding to this request. We intend to continue to cooperate fully with this investigation.

We believe that the Microporous acquisition will be beneficial to our customers and the industry. Although we believe we will be successful in convincing the FTC to close its investigation, it is not possible to predict with certainty the outcome of this matter. If the FTC were to reach a conclusion adverse to us, the FTC could seek remedies including divestiture of some or all of the assets acquired in the Microporous acquisition through an administrative or judicial proceeding, which allows for a judicial appellate process. We believe that a final judicial resolution to a challenge by the FTC to the Microporous acquisition, if any, could take several years.

We believe that the final resolution of this matter will not have a material adverse impact on our business, financial condition or results of operations.

On April 21, 2008, an estimated quantity of 70 liters of oil was released into the Wupper River, which appears to have emanated from the Membrana facility. German authorities have commenced an investigation into the matter. The Company does not expect the outcome to be material.

Management

Executive officers and directors

The following table sets forth certain information concerning our executive officers and directors as of the close of this offering:

Name	Age	Position

Robert B. Toth	47	President, Chief Executive Officer and Director
Lynn Amos	42	Chief Financial Officer, Treasurer and Secretary
Josef Sauer	56	Vice President and General Manager, Separations Media
Mitchell J. Pulwer	55	Vice President and General Manager, Energy Storage—Electronics
Pierre Hauswald	55	Vice President and General Manager, Energy Storage—Transportation and Industrial
John O'Malley	52	Senior Vice President, Human Resources
Phillip Bryson	38	General Counsel
Michael Graff	56	Chairman of the Board of Directors
David A. Barr	44	Director
Charles L. Cooney	64	Director
William Dries	56	Director
Kevin Kruse	38	Director
W. Nicholas Howley	56	Director
Frederick C. Flynn, Jr.	57	Director

Robert B. Toth became our President, Chief Executive Officer and a director on July 6, 2005. Mr. Toth previously was Chief Executive Officer and President of CP Kelco ApS, a leading global manufacturer of hydrocolloids, with more than 2,000 customers in over 100 countries and facilities in North America, Europe, Asia and Latin America. Prior to joining CP Kelco in June of 2001, he spent 19 years at Monsanto and Solutia Inc. in roles of increasing responsibility, most recently as Vice President and General Manager of the Resins and Additives division of Solutia. Mr. Toth earned a bachelor's degree in Industrial Management from Purdue University, and an MBA from the John M. Olin School of Business at Washington University in St. Louis, Missouri.

Lynn Amos has served as our Chief Financial Officer since February 2002. Prior to his current role, Mr. Amos served as Director of Corporate Development and Corporate Controller at The InterTech Group, a private holding company for a diverse group of businesses. In these roles, Mr. Amos was directly involved in our financial and acquisition activities. Prior to joining The InterTech Group, Mr. Amos worked in a variety of financial roles at Umbro International, Reeves Industries, Inc. and Price Waterhouse. Mr. Amos holds a B.S. Degree from Western Carolina University and is a Certified Public Accountant.

Josef Sauer has served as Vice President and General Manager of Separations Media since June 1, 2006. From July 2005 until joining the Company, Mr. Sauer served as Business Director,

Liquid Coating Resins & Additives (Europe, Middle East and Asia) for Cytec Surface Specialties based in Brussels, Belgium. From June 2003 to July 2005, Mr. Sauer served as Global Manager, Liquid Coating Resins for Surface Specialties UCB SA and from February 2003 to June 2003, he served as Business Director, Technical Products for Surface Specialties Germany GmbH & Co KG of the UCB-Group. From July 2002 to February 2003, Mr. Sauer served as Business Director, Technical Products for Solutia Inc. and from January 2000 to July 2002, he served as Commercial Director and Director, Marketing Technical Service (Europe, Middle East and Africa), Resins and Additives for Solutia Inc. In addition to an undergraduate degree in Organic Chemistry, Mr. Sauer holds a PhD in Organic Chemistry from University Dortmund, Dortmund, Germany.

Mitchell J. Pulwer has served as Vice President and General Manager of Energy Storage—Electronics since April 17, 2006. Mr. Pulwer previously served as Vice President and General Manager at Solutia, Inc., from 2004 to 2006, where he led steady growth of the company's $600 million interlayer film division. Before that, he held roles of increasing responsibility in marketing, sales and business development in Solutia's Saflex business, from 1997 to 2004. In addition to an undergraduate degree in Chemistry, Mr. Pulwer has an MBA from Washington University, St. Louis, Missouri, a PhD in Organic Chemistry from the State University of New York-Buffalo and a Postdoctoral Fellowship at Yale University, New Haven, Connecticut. He holds 16 patents and has been published in 14 technical publications.

Pierre Hauswald has served as Vice President and General Manager of Energy Storage—Transportation and Industrial since June 2004. Since joining the Company in 1981, he has held several management positions of increasing responsibility, which included Quality Control Manager, Site Manager, Worldwide Manufacturing Manager and Vice President of Manufacturing and Engineering. Mr. Hauswald graduated from the Institut National des Sciences Appliques in Lyon as a Diplomed Engineer in Chemistry and Macro-molecules.

John O'Malley has served as Senior Vice President, Human Resources since August 2005. Mr. O'Malley previously served as Senior Vice President-Human Resources for Southfield, Michigan-based GST AutoLeather, from 2003 to 2005, for which he directed all human resources activities. Before that, he held positions with increasing responsibility in human resources at several companies, including Certainteed Corporation, Formica Corporation, Clopay Corporation and Solutia Inc. Mr. O'Malley has a bachelor's degree in Psychology from Lafayette College in Easton, Pennsylvania, and is a graduate of the University of Michigan Senior Executive Human Resources Program.

Phillip Bryson has served as General Counsel since July 2004, after having served as General Counsel and Corporate Secretary for Polymer Group, Inc., a global manufacturer of non-woven fabrics, from March 2003 until July 2004. He previously served as Deputy General Counsel at the InterTech Group where he focused on merger and acquisition activity. Mr. Bryson earned his bachelor's degree in Finance and Business Economics from the University of South Carolina, and his Juris Doctor from Columbia University in New York.

Michael Graff became Chairman of our board of directors in 2004 pursuant to our stockholders' agreement. See "—Stockholders' agreement." Mr. Graff has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since October 2003 and has served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to working with Warburg Pincus LLC, Mr. Graff spent six years with Bombardier, a transportation equipment manufacturer, first as President of Business Aircraft and later as President and Chief Operating Officer of Bombardier Aerospace Group. Prior to joining

Bombardier, Mr. Graff spent 15 years with McKinsey & Company, Inc., a management consulting firm, as a partner in the New York, London and Pittsburgh offices. Mr. Graff is a director of TransDigm Group Inc. ("TransDigm"), a producer of aircraft components, Builders FirstSource, Inc., a building products manufacturer, and CAMP Systems International, a provider of aviation management products. Affiliates of Warburg Pincus own the majority of the common stock and appoint members to the Boards of Directors of both TransDigm and the Company. Mr. Graff received an A.B. degree in Economics from Harvard College and an M.S. in Management from M.I.T.

David A. Barr became a director in 2004 pursuant to our stockholders' agreement. See "—Stockholders' agreement." Mr. Barr has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 2001. Prior to joining Warburg Pincus LLC, Mr. Barr was a managing director at Butler Capital, an investment company, where he focused on industrial and consumer leveraged buyout transactions for more than ten years. Mr. Barr is a director of TransDigm, Builders FirstSource, Inc. and Neiman Marcus Group, Inc., a retailer. He holds a B.A. degree in Economics from Wesleyan University and an MBA from Harvard Business School.

Charles L. Cooney was appointed as a director by our board of directors on April 8, 2008. Professor Cooney is the Robert T. Haslam Professor of Chemical and Biochemical Engineering in the Department of Chemical Engineering at the Massachusetts Institute of Technology. He is the founding Faculty Director of the Deshpande Center for Technological Innovation. Professor Cooney has won several prestigious awards including the 1989 Gold Medal of the Institute of Biotechnological Studies (London) and has published over 20 patents. Professor Cooney served on the Board of Directors and was an audit committee member of CUNO Incorporated from 1996 until 2005. He currently serves as a consultant to a number of biotech and pharmaceutical companies and sits on the Boards of Directors of Genzyme Corporation, BioProcessors Corporation, LS9 Inc. and Biocon, Ltd. (India).

William Dries became a director on September 26, 2007. Mr. Dries is currently senior vice president and chief financial officer of EnPro Industries. Prior to assuming his current role at EnPro, Mr. Dries was affiliated with Goodrich Corporation, the former parent company of EnPro. From 1985 until 2001, Mr. Dries was employed by United Dominion Industries, where he was senior vice president and chief financial officer, having previously served as manager of accounting and senior vice president of finance and controller. A certified public accountant, Mr. Dries was an audit principal for Ernst & Young in New York for 11 years before joining United Dominion. Mr. Dries received his bachelor of science and master's degree in business administration from Rutgers University.

Kevin Kruse became a director in 2004 pursuant to our stockholders' agreement. See "—Stockholders' agreement." Mr. Kruse has been a member and managing director of Warburg Pincus LLC since January 2006 and was previously a Vice President of Warburg Pincus LLC beginning in January 2003 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus LLC, Mr. Kruse was employed by AEA Investors Inc., an investment company, where he focused on private equity opportunities in industrial and consumer products companies. Before that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is a director of TransDigm, Builders FirstSource, Inc. and Wellman, Inc., a chemical manufacturer. Mr. Kruse received an A.B. degree in Government from Dartmouth College.

W. Nicholas Howley began serving as a member of the board of directors of the Company on January 31, 2007. Mr. Howley currently serves as the Chairman of the Board of Directors and Chief Executive Officer of TransDigm. Mr. Howley has served as Chief Executive Officer of TransDigm since December 2001 and has served in various roles with TransDigm since TransDigm's inception in September 1993. Mr. Howley is also a director of Satair A/S, a Danish public company. Mr. Howley received a B.S. degree in engineering from Drexel University and an M.B.A. from Harvard University.

Frederick C. Flynn, Jr. joined our board of directors and became the chairman of the audit committee in connection with our IPO. Mr. Flynn is currently the Executive Vice President, Finance and Administration and Chief Financial Officer of Kionix, Inc. From January 1999 through September 2005, Mr. Flynn was a director and served as Senior Vice President—Finance & Administration and Chief Financial Officer of CUNO, Inc., a filtration equipment manufacturer. From January 1997 through 1998, Mr. Flynn served as Senior Vice President—Finance and Chief Financial Officer of GE Capital Information Technology Solutions, a computer systems distributor and service provider. In 1996 he was Senior Vice President—Finance of National Medical Care, Inc., a healthcare services provider, and from 1979 to 1995 he was with United Technologies Corporation, a global diversified industrial corporation, the last six years as Vice President—Treasurer. Mr. Flynn is a director and chair of the audit committee of ATMI, Inc., a supplier of materials to microelectronic products manufacturers. Mr. Flynn holds a bachelor of science degree in Economics from Boston College and a master's degree in Business Administration from the University of Connecticut.

Term of executive officers and directors

The board of directors is divided into three classes designated as Class I, Class II and Class III, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the board of directors. The Class I directors are currently Mr. Graff and Mr. Howley, the Class II directors are currently Mr. Dries, Mr. Kruse and Mr. Flynn, and the Class III directors are currently Mr. Barr, Mr. Cooney and Mr. Toth. The term of the Class I directors, who were elected at our 2008 annual meeting of stockholders held on May 14, 2008, will terminate on the date of the 2011 annual meeting of our stockholders; the term of the Class II directors will terminate on the date of the 2009 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2010 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the board of directors and serve at the discretion of the board of directors.

Stockholders' agreement

In connection with the 2004 Transactions, our stockholders, Warburg Pincus and PP Holding, LLC, entered into a stockholders' agreement which governs our shares of capital stock. The stockholders' agreement provides that, for as long as Warburg Pincus beneficially owns at least 25% of the outstanding shares of our common stock, we will nominate and use our best efforts to have elected to our board of directors that number of individuals designated by Warburg Pincus that is equal to the greater of (i) the product obtained by multiplying (x) the number of members of the then existing board of directors by (y) the percentage of the outstanding shares of our common stock that is beneficially owned by Warburg Pincus, as of the date of the nomination of directors to the board and (ii) three. Similar provisions in the stockholders' agreement govern the rights of Warburg Pincus where Warburg Pincus between 10% and 25%, or between 5% and 10%, of our shares of common stock.

Currently, Warburg Pincus has designated David A. Barr, Michael Graff and Kevin Kruse as its representatives under this agreement. Messrs. Barr, Graff and Kruse are currently managing directors of Warburg Pincus LLC and partners of Warburg Pincus & Co., which is an affiliate of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P., our principal stockholders.

Code of ethics

Members of our board of directors and all of our employees, including our Chief Executive Officer and Chief Financial Officer, are required to abide by our Code of Business Conduct and Ethics to ensure that our business is conducted in a consistently legal and ethical manner. This policy forms the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct and the high integrity level of our employees. Our policies and procedures cover all areas of professional conduct, including conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Business Conduct and Ethics. As required by the Sarbanes-Oxley Act, our audit committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The full text of the Code of Business Conduct and Ethics is published on our website at http://investor.polypore.net/governance.cfm. Our website is not a part of this prospectus. We will disclose any future amendments to, or waivers from, these ethical policies and standards for senior officers and directors on our website within two business days following the date of such amendment or waiver.

Independent directors

Prior to the completion of this offering, we qualified for the "controlled company" exception to certain board independence requirements of the NYSE. Accordingly, we had been exempt from requirements that the board of directors be comprised of a majority of independent directors, as defined by the rules of the NYSE, and that the compensation committee and nominating and corporate governance committee each be comprised solely of independent directors. Upon completion of this offering, we will no longer qualify for the "controlled company" exception.

With the assistance of our legal counsel, the nominating and corporate governance committee reviewed the applicable legal standards for board member and board committee member independence, our Director Qualification Standards and the criteria applied to determine "audit committee financial expert" status. The committee also reviewed a summary of the answers to annual questionnaires completed by each board member and a report of transactions with director affiliated entities. On the basis of this review, the nominating and corporate governance committee delivered a report to our full board of directors and the board made its independence and "audit committee financial expert" determinations based upon the nominating and corporate governance committee's report and the supporting information.

As a result of this review, our board of directors affirmatively determined that the following are independent directors, as defined by the rules of the NYSE: David A. Barr, Charles L. Cooney, William Dries, Frederick C. Flynn, Jr., Michael Graff, W. Nicholas Howley and Kevin Kruse. Our board of directors also affirmatively determined that Robert B. Toth is not an independent director because of his employment as Chief Executive Officer of the Company.

Board committees

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The audit committee currently consists of Charles L. Cooney, William Dries and Frederick C. Flynn, Jr.; the compensation committee currently consists of Michael Graff and Kevin Kruse; and the nominating and corporate governance committee consists of David A. Barr and Michael Graff. In accordance with the rules of the NYSE, each of the compensation committee and the nominating and corporate governance committee are comprised solely of independent directors, as defined by the rules of the NYSE.

Audit committee

The audit committee of our board of directors is governed by a board-approved charter stating its responsibilities. Under its charter, the audit committee is responsible for reviewing the adequacy and effectiveness of internal controls over financial reporting with our independent registered public accounting firm, internal auditors and management. The committee reviews and consults with management, the internal auditors and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied. The audit committee is also responsible for appointing, retaining and evaluating our independent registered public accounting firm. The committee is directly responsible for the compensation, retention and oversight of our independent registered public accounting firm and evaluates the independent registered public accounting firm's qualifications, performance and independence. The committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

The audit committee is also responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management and reviewing related person transactions.

The audit committee has established policies and procedures for the pre-approval of all services provided by our independent registered public accounting firm. The audit committee has also established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by us.

The board of directors has determined that Messrs. Cooney, Dries and Flynn, each, an independent director, are "audit committee financial experts" for purposes of the SEC's rules. The board of directors has also determined that each of the members of the audit committee meets the requirements of SEC Rule 10A-3 applicable to audit committee members.

Compensation committee

The compensation committee is governed by a board-approved charter stating its responsibilities. Under the terms of its charter, the compensation committee administers our executive compensation program and reviews director compensation. The compensation committee also oversees our compensation and benefit plans and policies, administers our stock plans (including a review of equity grants to officers) and reviews and approves annually all compensation decisions relating to officers, including those for the Chief Executive Officer and the other executive officers named in the "Summary compensation table" under the heading "Compensation discussion and analysis."

The compensation committee can delegate its authority under its charter to subcommittees of the compensation committee in its discretion, as long as the actions taken by such subcommittees are not inconsistent with the obligations and responsibilities of the compensation committee.

In addition to reviewing executive officer compensation against that of their contemporaries in our peer group, the compensation committee considers recommendations from the Chief Executive Officer regarding compensation for those executives reporting directly to him as well as other officers, and approves compensation for such officers. Management provides to the committee historical and prospective breakdowns of the total compensation components for each executive officer.

The board of directors has determined that each of the members of the compensation committee is an independent director under the rules of the NYSE. In addition, each committee member is a "Non-Employee" director as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is an "outside director" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Our corporate human resources department supports the compensation committee in its work. In addition, the committee has sole and absolute authority to engage the services of outside advisors, experts and others to assist the committee. The compensation committee has not engaged any compensation consultants to advise it on compensation design or policy. Management does not engage a compensation consultant.

Compensation committee interlocks and insider participation.    The compensation committee consists of Messrs. Graff and Kruse. None of the members of the compensation committee since the beginning of our last fiscal year is or has been an officer or employee of the Company and none of our executive officer of our served on the compensation committee or board of any company that employed any member of our compensation committee or the board of directors.

Nominating and corporate governance committee

The nominating and corporate governance committee is governed by a board-approved charter stating its responsibilities. Under the terms of its charter, the nominating and corporate governance committee is responsible for matters of corporate governance and matters relating to the practices, policies and procedures of the board of directors. This includes developing criteria for board membership and recommending and recruiting director candidates. The committee also considers possible conflicts of interest of board members and senior officers and monitors the functions of the various committees of the board of directors.

The nominating and corporate governance committee advises on the structure of board meetings and recommends matters for consideration by the board of directors. The committee is directly responsible for overseeing the evaluation of the board of directors and its committees and reviewing our Director Qualification Standards set forth in our Corporate Governance Guidelines. It also assists management by reviewing succession plans for elected corporate officers.

Compensation discussion and analysis

Compensation philosophy

As a company whose shares were not publicly traded on an established securities market prior to June 28, 2007, our compensation philosophy was primarily focused on the achievement of performance at levels necessary to provide meaningful return to our stockholders upon an ultimate liquidity event. To that end, in addition to the typical needs to attract, motivate and retain talented executives, our compensation programs were specifically designed by our compensation committee to incentivize our named executive officers to achieve short- and long-term performance goals that our stockholders established with the goal of making us an attractive candidate for either a public offering of our shares or a sale of the Company to financial or strategic buyers, and which provide our named executive officers with meaningful compensation on and following such an event. As a result, our compensation programs were weighted toward performance-based compensation, with particular emphasis on equity-based compensation, such that our named executive officers would see returns that were ultimately based upon the returns achieved by our stockholders. Although the primary goal of our current philosophy was achieved upon consummation of the IPO, we are continuing the implementation of a compensation philosophy that is focused on achieving short- and long-term performance with the goal of maximizing stockholder value.

Role of the compensation committee

Our compensation committee is responsible for determining our compensation and benefit plans generally, and establishes and reviews all compensatory plans and arrangements with respect to our named executive officers. The compensation committee meets annually early in each fiscal year to evaluate the achievement of performance goals for the prior fiscal year, set new performance goals for the current fiscal year, and consider compensation increases. The committee also meets periodically to discuss compensation-related matters as they arise during the year. We have not engaged any compensation consultants to advise us on compensation design or policy.

Components of compensation for 2007

For 2007, the compensation provided to our named executive officers consisted of the same elements generally available to our non-executive employees, including base salary, annual bonus, equity-based compensation and other perquisites and benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is properly balanced to further the compensation philosophy discussed previously.

Base salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary is set by our compensation committee effective April 1 of each year for all named executive officers other than our Chief Executive Officer. Our Chief Executive Officer provides recommendations to the committee for each named executive officer other than himself. In making his recommendations, the Chief Executive Officer reviews compensation surveys published by Watson Wyatt and Salary.com in order to have a better understanding of market compensation generally. In determining base salary for any particular year, the committee considers, in addition to the Chief Executive Officer's recommendations, individual performance for the prior year, the ratio of fixed compensation to overall compensation, and changes in the cost of living during the prior year. Our compensation committee does not benchmark compensation paid to named executive officers against any specific companies or peer groups, although members of the committee consider compensation paid to similarly situated executives at companies for which such members serve as directors (i.e., TransDigm, Builders FirstSource, Inc., Camp Systems International, Eagle Family Foods, Inc. and Neiman Marcus Group, Inc.).

Annual incentive bonuses

Annual incentive bonuses are intended to compensate executives for achieving our annual financial goals at corporate and business unit levels and for achieving measurable individual annual performance objectives. Our annual incentive bonus plan provides for a cash bonus, dependent upon our achieving a specified Adjusted EBITDA target, as defined in our senior secured credit facilities, calculated as a percentage of the executive's base salary. Our compensation committee approves the annual incentive award for each of our named executive officers, with the Chief Executive Officer providing recommendations to the compensation committee for each named executive officer other than himself. For 2007, the target bonus awards for each of our named executive officers were as follows:

Name	Target Bonus (as a percentage of base salary)

Robert B. Toth	100%
Lynn Amos	70%
Pierre Hauswald	70%
Mitch Pulwer	70%
Josef Sauer	70%

The incentive bonus pool for all Employee Incentive Program bonuses, including bonuses for our named executive officers, is funded based on our level of achievement with respect to target Adjusted EBITDA, which is set at budget Adjusted EBITDA and for 2007 equaled $147.2 million. Fiscal year 2007 was only the second year in which our employees participated in a formal performance-based annual bonus plan, and our compensation committee set the minimum threshold for funding the incentive bonus pool at an achievable, yet challenging, 90% of target Adjusted EBITDA. The minimum threshold was increased from fiscal year 2006's threshold of 85% of target Adjusted EBITDA. The method for funding the incentive pool was modified and simplified in 2007. Beginning with achievement of threshold performance (90% of target Adjusted EBITDA), to 100% of target Adjusted EBITDA, 5% of Adjusted EBITDA funded the pool. For Adjusted EBITDA above the target, 10% of Adjusted EBITDA funded the pool.

Based on an actual Adjusted EBITDA of $155.2 million, or 105.4% of target, the incentive bonus pool for fiscal year 2007 was 134% funded. In addition to this Company performance target, each business unit is assigned performance targets at the beginning of each fiscal year. Total funding of the incentive bonus pool is then allocated to each business unit relative to its performance within the Company, and our compensation committee adjusts the actual amount of each named executive officer's bonus from the target bonus amount in respect of such year based upon the achievement of business unit and other individual goals and objectives set for each named executive officer at the beginning of such year by our Chief Executive Officer. Due to this adjustment, the level of funding of the incentive bonus pool does not necessarily determine the percentage of target bonus achieved by any given named executive officer.

We have established target Adjusted EBITDA for purposes of funding the incentive bonus pool for the 2008 performance period at $164.8 million, which is considered challenging yet achievable by the Company and fair for our named executive officers. In addition, for the 2008 fiscal year, the minimum threshold for funding of the incentive bonus pool has been set at 90% of target.

The actual amount of an executive's annual bonus in respect of such year will be increased or decreased from the target bonus amount based upon Company, business unit and individual performances. Actual 2007 bonus amounts are set forth in the Summary Compensation Table and were paid in March 2008.

Long-term equity compensation

To date, all of the long-term equity incentives granted to named executive officers have been in the form of stock options, which we believe provide an effective incentive with respect to Company performance and an effective retention mechanism as a result of the applicable vesting mechanics of the awards. During 2006, we adopted our 2006 Stock Option Plan, which replaced our previous plan, in order to better align the equity ownership of our employees with our expectations for long-term Company performance. Options granted in 2006 under the 2006 Stock Option Plan vest based upon the satisfaction of Adjusted EBITDA targets over the four-fiscal-year period beginning with fiscal 2006. Specifically, 50% of the awards are subject to annual vesting upon achievement of annual Adjusted EBITDA targets, which for fiscal years 2006, 2007, 2008 and 2009 are, in millions, $130.2, $142.1, $150.1 and $158.6, respectively. The remaining 50% vest based upon the level of achievement of a cumulative EBITDA target for fiscal year 2009 of $581.0 million such that 10% of the remaining options vest for each whole percentage point that the cumulative EBITDA for fiscal year 2009 is in excess of 90% of the cumulative EBITDA target. We believe that linking stock option vesting to Adjusted EBITDA targets over time provides a more effective incentive and retention mechanism than time-based vesting alone.

Additionally, all or a portion of the options granted will vest upon a change in control if certain of our stockholders receive annualized net rates of return on their investment. Pursuant to the 2006 Stock Option Plan, upon a change in control that results in a net rate of return of 20% to such investors, 70% of the total number of options held by each named executive officer under such plan, including those already vested, shall then be vested, and an additional 6%, up to a total of 100%, of such options shall be vested for each whole percentage point that net rate of return is in excess of 20%. For purposes of the 2006 Option Plan, the IPO did not constitute a change in control. The number of options granted to each executive was determined by our compensation committee and was primarily based upon the executive's relative position within the Company as well as the executive's contribution to our operating results and his expected future contribution. The exercise prices of our stock option grants were set at the fair market value of a share of our stock at the time of the grant, with fair market values being determined by our board of directors using reasonable valuation methodologies in a manner consistent with the requirements of Section 409A of the Code for private company stock.

Upon the adoption of the 2006 Stock Option Plan, all unvested awards outstanding under our 2004 Stock Option Plan were canceled, and all outstanding vested awards were made subject to the terms and conditions of the 2006 Stock Option Plan. In connection with this assumption, all options held by Mr. Toth that had an exercise price greater than the fair market value of the underlying stock were repriced such that the applicable exercise price was made equal to the then-fair market value. Our compensation committee determined that this repricing was necessary to minimize the effect of a decline in our fair market value that was the culmination of a trend originating prior to the tenure of, and having little to do with, the performance of Mr. Toth, and to reward Mr. Toth for his significant contributions to our subsequent and continuing success.

During fiscal year 2007, we adopted our 2007 Stock Incentive Plan, that gave more flexibility to our compensation committee by allowing grants of a wide variety of equity awards to our key employees, directors and consultants, including nonqualified stock options, shares of restricted stock and other awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. In addition, our 2007 Stock Incentive Plan provided greater flexibility to our compensation committee in setting vesting schedules of awards. This plan is intended to advance the Company's compensation objectives set forth in the "Compensation Philosophy" section above and reflected in the discussion of the 2006 Stock Option Plan above while giving our compensation committee more flexibility in choosing how to achieve our goals. The 2007 Stock Incentive Plan replaced our 2006 Stock Option Plan, and no future grants will be made under the 2006 Option Plan.

Perquisites and other benefits

Our named executive officers are eligible to receive the same benefits, including life and health benefits, that are available to all employees. We also provide certain additional perquisites to our named executive officers, on a case-by-case basis, including a car allowance, tax preparation services, reimbursement of relocation costs and tax gross-ups related to such reimbursement of relocation costs and insurance premiums. We believe that it is necessary to provide such perquisites given the competitive market for talent in our industry.

Severance benefits

Each of our named executive officers is entitled to receive severance benefits upon certain qualifying terminations of employment, based either on an applicable provision in such executive's employment agreement or pursuant to the terms of our Executive Severance Policy. These severance arrangements are intended to retain executives and provide continuity of management in connection with a threatened or actual change in control transaction.

Summary compensation table

The following table shows information regarding the total compensation earned during the fiscal years ended December 29, 2007 and December 30, 2006 by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers who were employed by us as of December 29, 2007, and whose total compensation exceeded $100,000 during that fiscal year (collectively, our "named executive officers").

Name and Principal Position	Year	Salary($)	Option Awards(1)($)	Non-Equity Incentive Plan Compensation (2)($)	All Other Compensation (3)($)	Total($)

Robert B. Toth President, Chief Executive Officer and Director	2007 2006	525,000 472,500	213,918 207,916	703,500 750,000	65,011 65,497	1,507,429 1,495,913
Lynn Amos Chief Financial Officer, Treasurer and Secretary	2007 2006	270,077 259,231	58,201 44,065	252,000 294,000	18,000 16,540	598,278 613,836
Josef Sauer(4) Vice President and General Manager, Separations Media	2007 2006	281,549 149,454	60,681 45,942	270,000 230,000	101,708 94,834	713,938 520,230
Pierre Hauswald Vice President and General Manager, Energy Storage—Transportation and Industrial	2007 2006	235,385 215,385	58,361 44,173	250,000 268,000	52,051 75,947	595,797 603,505
Mitchell J. Pulwer(5) Vice President and General Manager, Energy Storage—Electronics	2007 2006	250,385 174,327	60,681 45,942	240,000 253,000	39,250 43,363	590,316 516,632

(1)
Option awards consist of stock compensation expense related to grants made under the Polypore International, Inc. 2006 Stock Option Plan. The valuation of these options was based on the grant date fair value of the options calculated pursuant to FAS 123(R). Assumptions used in the calculation of the option's fair value are included in Note 15 of our consolidated financial statements for the year ended December 29, 2007 included elsewhere in this prospectus.

During 2006, Mr. Toth's stock options issued under the Polypore International, Inc. 2004 Stock Option Plan were repriced. Mr. Toth's option award amount includes $46,000 related to the option repricing.

(2)
Non-stock incentive plan compensation consists of incentive bonuses earned in 2006 and 2007 under our Employee Incentive Program, which were paid in March 2007 and March 2008, respectively.

(3)
All Other Compensation consists of the following items:

•
Mr. Toth—Fiscal year 2007: employer basic and matching 401(k) contributions of $18,000, tax gross-ups of $15,562, car allowances of $12,000, life insurance and disability premiums of $6,996, tax preparation fees of $7,407 and attorney fees of $5,046; fiscal year 2006: employer basic and matching 401(k) contributions of $17,600, tax gross-ups of $15,956, car allowances of $12,000, tax preparation fees of $10,600 and life insurance and disability premiums of $9,341

•
Mr. Amos—Fiscal year 2007 and fiscal year 2006: employer basic and matching 401(k) contributions of $18,000 and $16,540, respectively

•
Mr. Sauer—Fiscal year 2007: life insurance premiums of $62,855, car allowances of $20,103, relocation costs of $17,254 and statutory savings and vacation allowances of $1,495; fiscal year 2006: life insurance premiums of $58,798, car allowances of $18,804, relocation costs of $15,833 and statutory savings and vacation allowances of $1,399

•
Mr. Hauswald—Fiscal year 2007: contributions to the Expatriate Retirement Fund of $24,167, employer basic 401(k) contributions of $11,250, airline tickets for family of $8,162, car allowances of $3,245, tax preparation fees of $2,904 and tax gross-ups of $2,323; fiscal year 2006: contributions to the Expatriate Retirement Fund of $29,000, airline tickets for family of $15,232, tax gross-ups of $12,345, employer basic 401(k) contributions of $10,769, car allowances of $4,545, tax preparation fees of $3,000 and life insurance premiums of $1,056

•
Mr. Pulwer—Fiscal year 2007: employer basic and matching 401(k) contributions of $16,879, relocation costs of $14,878 and tax gross-ups of $7,492; fiscal year 2006: tax gross-ups of $16,148, relocation costs of $14,698, employer basic and matching 401(k) contributions of $9,517 and tax preparation fees of $3,000

(4)
Mr. Sauer commenced his employment with us during June 2006. His annual salary was €200,000 in 2006 and €205,600 in 2007. Mr. Sauer was compensated in Euros. The 2006 compensation amounts shown in the table were translated into U.S. dollars using an exchange rate of $1.2810 per euro, which was the average exchange rate during Mr. Sauer's period of employment in 2006. The 2007 compensation amounts were translated into U.S. dollars using an exchange rate of $1.3694 per euro, which was the average exchange rate during 2007.

(5)
Mr. Pulwer commenced his employment with us in April 2006.

2007 grants of plan-based awards table

This table discloses the potential future payouts under our non-equity incentive plan.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)

Name	Threshold($)	Target($)	Maximum($)

Robert B. Toth	—	$525,000	—
Lynn Amos	—	$190,750	—
Josef Sauer	—	$197,200	—
Pierre Hauswald	—	$168,000	—
Mitchell J. Pulwer	—	$176,400	—

(1)
See "—Annual incentive bonuses" in the "—Components of compensation for 2007" above for further information regarding the variability of the payouts under the Employee Incentive Program and for how target amounts are determined as a percent of annual base salary.

2007 outstanding equity awards at fiscal year-end

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)		Option Expiration Date

Robert B. Toth	153,024 152,656	— —	— 457,967	(1)	$ $	5.24 5.24	7/6/15 6/15/16
Lynn Amos	7,076 41,573	— —	— 124,572	(1)	$ $	4.92 5.24	5/13/14 6/15/16
Josef Sauer	43,342	—	129,879	(1)		$5.24	6/15/16
Pierre Hauswald	6,634 41,647	— —	— 124,940	(1)	$ $	4.92 5.24	5/13/14 6/15/16
Mitchell J. Pulwer	43,342	—	129,879	(1)		$5.24	6/15/16

(1)
One-sixth of the options are subject to vesting upon the achievement of applicable annual Adjusted EBITDA targets for each of the 2008 and 2009 fiscal years, and the remaining two-thirds of the options are subject to vesting on the achievement of applicable cumulative Adjusted EBITDA targets for the 2009 fiscal year. Options are also subject to accelerated vesting upon a change in control pursuant to which certain of our stockholders receive an annualized net rate of return on their investment starting at 20%, with all such options vesting upon receipt of an annualized net rate of return equal to or in excess of 25%.

Potential payments upon termination or change in control

Employment agreements

We are a party to an amended and restated employment agreement with Mr. Toth, with a term that runs until July 6, 2009, and is automatically renewed for successive one year terms thereafter unless and until either party delivers notice of termination within 60 days of the expiration of the then current term. Under the agreement, Mr. Toth's annual base salary is $550,000. Mr. Toth's salary can be increased (but not decreased) at the discretion of our board of directors. Mr. Toth is also eligible to receive incentive bonus compensation with a target bonus amount of not less than 100% of his base salary, and a monthly automobile allowance equal to $1,000.

If Mr. Toth resigns with good reason or is terminated without cause (as each is defined in his employment agreement), or by reason of the Company's election not to renew the term of the agreement, he will receive (i) any unpaid annual bonus in respect of any completed fiscal year which has ended prior to the date of such termination, (ii) a lump-sum severance amount equal to two times Mr. Toths' base salary and bonus (with bonus calculated using a 3-year average), and (iii) continuation of benefits for him for 24 months following termination.

With respect to options granted to Mr. Toth under the 2006 Stock Option Plan, the employment agreement provides that upon certain qualifying terminations of Mr. Toth's employment, unvested options will fully vest upon such termination and the period to exercise such vested options will be extended for up to 12 months following such termination (but not beyond the original expiration date of such options).

Mr. Toth's agreement subjects him to non-competition and non-solicitation obligations during the term of his employment and for two years thereafter.

We are also a party to an employment agreement with Mr. Sauer, with a term that runs until Mr. Sauer's retirement or until terminated by either party, with a required notice period of twelve months. Under the terms of the employment agreement, Mr. Sauer's annual salary was €200,000 in 2006. Mr. Sauer received a salary increase to €205,600 during 2007. Mr. Sauer is also eligible to receive incentive bonus compensation with a target of 70% of his base salary. Additionally, we have agreed to provide certain retirement benefits through the purchase of life insurance contracts for Mr. Sauer. In the event that we terminate Mr. Sauer, he will receive a severance payment equal to his current annual salary.

Executive severance policy

Each of our executive officers, other than Mr. Toth and Mr. Sauer, participates in our Executive Severance Policy, which provides severance benefits upon certain terminations without cause, including terminations in connection with a merger, consolidation or similar change of control event. The severance benefits consist of one year's base salary and medical benefits for a year.

2006 Stock Option Plan

Options granted under our 2006 Stock Option Plan typically vest based on the satisfaction of certain annual and cumulative performance criteria over the four-year fiscal period ended in fiscal 2009. Upon a change in control, all or a portion of the options that were granted under the stock option plan will vest if equity investors receive predetermined rates of return on their investment starting with a rate of return of 20%, with all options vesting if the rate of return is 25% or more. As of December 29, 2007, under the 2006 Stock Option Plan, there were stock options for 1,948,773 shares outstanding, of which 487,527 options were vested. As of December 29, 2007, under the 2004 Stock Option Plan, there were stock options for 192,829 shares outstanding, all of which were vested and are now subject to the terms of the 2006 Stock Option Plan. The IPO was not considered a change in control under the 2006 Stock Option Plan.

Tabular summary

The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (a) termination for cause or without good reason ("voluntary termination"), (b) termination other than for cause or with good reason ("involuntary termination"), (c) termination in connection with a change in control, (d) death, and (e) disability. The amounts shown assume that the applicable triggering event occurred on

December 29, 2007, and therefore are estimates of the amounts that would be paid to our named executive officers upon the occurrence of such triggering event.

Name	Type of Payment	Voluntary Termination	Involuntary Termination			Change in Control(1)			Death		Disability

Robert B. Toth	Cash Severance Continued Benefits Stock Option Acceleration	— — —	$ $	2,550,000 56,495 —		$ $ $	2,550,000 112,990 5,449,795		$525,000 8,698 —	(2)	$ $	525,000 8,698 —	(2)
Lynn Amos	Cash Severance Continued Benefits Stock Option Acceleration	— — —	$ $	272,500 8,698 —		$ $ $	272,500 8,698 1,482,407		— — —			— — —
Josef Sauer	Cash Severance Continued Benefits Stock Option Acceleration	— — —		$301,307 — —	(3)		$301,307 — 1,545,560	(3)	— — —			$101,112 — —	(3)
Pierre Hauswald	Cash Severance Continued Benefits Stock Option Acceleration	— — —	$ $	240,000 8,698 —		$ $ $	240,000 8,698 1,486,798		— — —			— — —
Mitchell J. Pulwer	Cash Severance Continued Benefits Stock Option Acceleration	— — —	$ $	252,000 8,698 —		$ $ $	252,000 8,698 1,545,560		— — —			— — —

(1)
Upon a change of control that results in a Net Rate of Return (as defined in the 2006 Stock Option Plan) of 20% of more to our stockholders, 70% of all options will vest. The vesting percentage rises to 100% if the Net Rate of Return equals 25%. The stock option acceleration benefit assumes that a Net Rate of Return of 25% was achieved and was calculated as based on the difference between the fair market value of a share of Polypore International, Inc. stock at December 29, 2007 ($17.14) and the strike price of the unvested options ($5.24) multiplied by the number of unvested stock options held be each executive.

(2)
In the case of death or disability, Mr. Toth, or his estate, is entitled to receive his pro-rated bonus assuming we have achieved our performance targets. Mr. Toth and his dependents are also entitled to continued medical benefits for up to 12 months.

(3)
Amounts translated into U.S. dollars using the December 29, 2007 exchange rate of $1.4655 per Euro. Mr. Sauer is to receive €205,600 in severance upon his termination by the Company. He will also receive €68,995 if he becomes disabled.

2007 Stock Incentive Plan

As discussed above, we adopted the 2007 Stock Incentive Plan to further our compensation goals, including to assist us in attracting, retaining, motivating and rewarding key employees, directors and consultants, and provide our compensation committee with more flexibility when structuring executive compensation.

Our compensation committee administers our 2007 Stock Incentive Plan and is authorized to determine who will receive awards under the plan, as well as the form of the awards, the number of shares subject to the awards, the vesting and performance requirements related to awards, and other terms and conditions relating to such awards, each in accordance with the terms of the plan. The committee is also authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee may also delegate to our officers or employees, or other committees, subject to applicable law, the authority, subject to such terms as the compensation committee determines, to perform such functions, including but not limited to administrative functions, as the compensation committee may determine appropriate, including the appointment of agents to assist it in administering the plan. Any action of the compensation committee is final, conclusive and binding on all persons, including participants in the plan and their beneficiaries.

The total number of shares of our common stock available for issuance or delivery under our 2007 Stock Incentive Plan will be 1,751,963, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For the purpose of determining the remaining shares of common stock available for grant under our 2007 Stock Incentive Plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Similarly, shares withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award shall be deemed to constitute shares not delivered to the participant and shall be deemed to be available again for future grants of awards under our 2007 Stock Incentive Plan. In order to qualify certain awards under the plan as "performance-based compensation" within the meaning of Section 162(m) of the Code, as of the first date required by Section 162(m) of the Code, no employee shall be eligible to be granted during any calendar year options or stock appreciation rights covering more than the maximum number of shares of stock then-available for issue under our 2007 Stock Incentive Plan.

Options granted under our 2007 Stock Incentive Plan expire no later than the 10th anniversary of the applicable date of grant. The options will have an exercise price determined by the compensation committee at the time of grant, although options intended to not be considered "nonqualified deferred compensation" within the meaning of Section 409A of the Code, or to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, will have an exercise price that is not less than the fair market value of our stock on the grant date. The term "fair market value" is defined as the closing price of our stock as of any particular date on the principal national securities exchange on which our stock is listed and traded on such date, or if our stock is not listed on an exchange, the amount determined by our board of directors in good faith to be the fair market value.

Our 2007 Stock Incentive Plan also expressly permits the compensation committee to grant shares of restricted stock, which generally refers to shares of our common stock that are subject to vesting conditions or other lapsing repurchase rights upon a termination of a recipient's employment, which conditions or rights are determined by the compensation committee at the time of award. Recipients of restricted stock awards generally have the rights and privileges of a stockholder as to such restricted stock, including the right to vote. Dividends paid on restricted stock shall be withheld by us for the holder's account, which account is subject to forfeiture to the same degree as the shares of restricted stock to which such dividends relate.

The compensation committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested may become immediately exercisable and otherwise fully vested. In addition, the compensation committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

Our board of directors has the ability to amend or terminate our 2007 Stock Incentive Plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award.

Director compensation

Non-employee director compensation

We pay our non-employee directors (that are unaffiliated with Warburg Pincus (the "Non-Employee/Non-Warburg Directors"), an annual retainer fee of $40,000, plus $2,500 for each board meeting they attend and an award of $10,000 in restricted stock annually. In addition, we pay each of our Non-Employee/Non-Warburg Directors $5,000 per year for each board committee for which they act as chair, except for the audit committee chair who receives $15,000. Additionally, with the exception of the restricted stock award, such directors can choose to have their compensation paid in the form of either cash or stock. The restricted stock awards will vest equally over a period of three years. We also may from time to time grant our Non-Employee/Non-Warburg Directors options to purchase shares of our common stock in amounts and upon terms to be determined by our board of directors. Other than Non-Employee/Non-Warburg Directors, we do not compensate our directors for serving on our board of directors or any of its committees. We do, however, reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and board committee meetings.

During 2006, we did not have any Non-Employee/Non-Warburg Directors. During 2007, Messrs. Howley, Flynn and Dries were appointed to our board of directors. The following table shows information regarding the compensation paid to our Non-Employee/Non-Warburg Directors during the fiscal year ended December 29, 2007.

2007 Director Compensation Table

Name	Fees Earned($)		Stock Awards(1)($)	Total($)

W. Nicholas Howley	47,500	(2)	10,000	57,500
Frederick C. Flynn, Jr.	32,500	(3)	10,000	42,500
William Dries	22,500	(4)	10,000	32,500

(1)
Consists of restricted stock awards under the Polypore International, Inc. 2007 Stock Incentive Plan. The valuation of these shares was based on the grant date fair value of the shares calculated pursuant to FAS 123(R).

(2)
Fees for Mr. Howley consisted of $40,000 annual retainer and $7,500 in meeting attendance fees.

(3)
Mr. Flynn joined our board of directors effective as of July 3, 2007. Fees for Mr. Flynn consisted of $20,000 prorated annual retainer, $7,500 Audit Committee chair fee and $5,000 in meeting attendance fees.

(4)
Mr. Dries joined our board of directors effective as of September 26, 2007. Fees for Mr. Dries consisted of $20,000 prorated annual retainer and $2,500 in meeting attendance fees.

Principal and selling stockholders

The following table sets forth information with respect to beneficial ownership of our common stock as of May 14, 2008, and as adjusted to reflect the sale of 3,750,000 shares of common stock by us and the sale of 3,750,000 shares of common stock by the selling stockholders in the offering, for: (a) each stockholder who we know beneficially owns more than 5% of our outstanding shares of common stock; (b) the selling stockholders; (c) each of our directors; (d) each of our named executive officers; and (e) all of our directors and executive officers as a group.

The number of shares of common stock outstanding and the percentages of beneficial ownership of each person included in the columns entitled "Shares Beneficially Owned Prior to this Offering" give effect to the pro rata distribution by PP Holding, LLC of an aggregate of 10,442,132 shares of our common stock to its members prior to the closing of this offering.

The number of shares of common stock outstanding and the percentages of beneficial ownership of each person included in the column entitled "Shares Beneficially Owned After this Offering, Assuming No Exercise of the Over-Allotment Option" are based on 44,257,629 shares of common stock being outstanding and in the column entitled "Shares Beneficially Owned After this Offering, Assuming Full Exercise of the Over-Allotment Option" are based on 44,330,445 shares of common stock being outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In all cases, the number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such person that are exercisable within 60 days of May 14, 2008, but excludes shares underlying options held by any other person.

Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Unless otherwise indicated, the principal address for each of the stockholders is c/o Polypore International, Inc., 11430 North Community House Road, Suite 350, Charlotte, NC 28277.

						Shares to be Sold in Over-Allotment Option, Assuming Full Exercise of the Over-Allotment Option
				Shares Beneficially Owned After this Offering, Assuming No Exercise of the Over-Allotment Option			Shares Beneficially Owned After this Offering, Assuming Full Exercise of the Over-Allotment Option
	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering
Name and address of beneficial owner
	Number	%	Number	Number	%	Number	Number	%

Warburg Pincus Private Equity VIII, L.P.(1)	17,813,239	44.2%	1,747,319	16,065,920	36.3%	526,092	15,539,828	35.1%
Warburg Pincus International Partners, L.P.(1)	17,813,239	44.2%	1,747,319	16,065,920	36.3%	526,092	15,539,828	35.1%
PP Holding, LLC(1)	10,442,132	25.9%	—	10,442,132	23.6%	—	10,442,132	23.6%
Warburg Pincus Partners LLC(1)	25,184,346	62.4%	—	21,689,709	49.0%	—	20,637,525	46.6%
Warburg Pincus & Co.(1)	25,184,346	62.4%	—	21,689,709	49.0%	—	20,637,525	46.6%
Warburg Pincus LLC(1)	25,184,346	62.4%	—	21,689,709	49.0%	—	20,637,525	46.6%
Massachusetts Financial Services Company(2)	2,148,400	5.3%	—	2,148,400	4.9%	—	2,148,400	4.8%
Named executive officers and other selling stockholders:
Robert B. Toth(3)	353,962	*	118,541	235,421	*	35,692	199,729	*
Lynn Amos(4)	72,762	*	30,600	42,162	*	9,213	32,949	*
Josef Sauer(5)	43,342	*	24,154	19,188	*	7,272	11,915	*
Mitchell J. Pulwer(6)	43,342	*	24,154	19,188	*	7,272	11,915	*
Pierre Hauswald(7)	51,967	*	25,182	26,785	*	7,582	19,203	*
John O'Malley(8)	41,077	*	18,339	22,738	*	1,452	21,286	*
Phillip Bryson(9)	30,958	*	14,392	16,566	*	4,333	12,232	*
Directors:
Michael Graff(10)	25,184,346	62.4%	—	21,689,709	49.0%	—	20,637,525	46.6%
David A. Barr(10)	25,184,346	62.4%	—	21,689,709	49.0%	—	20,637,525	46.6%
Kevin Kruse(10)	25,184,346	62.4%	—	21,689,709	49.0%	—	20,637,525	46.6%
Charles L. Cooney	—	—	—	—	—	—	—	—
W. Nicholas Howley(11)	31,696	*	—	31,696	*	—	31,696	*
Frederick C. Flynn, Jr.	9,000	*	—	9,000	*	—	9,000	*
William Dries	—	*	—	—	*	—	—	*
All directors and executive officers as a group	25,862,453	63.2%	3,750,000	22,112,453	49.5%	1,125,000	20,987,450	47.0%

*
Less than 1% of the outstanding shares of common stock.

(1)
Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. are each direct record holders of 7,371,107 shares of Polypore International common stock. By virtue of their position as the managing members of PP Holding, LLC, they may be deemed to be the beneficial owner of an additional 10,442,132 shares of common stock of which PP Holding, LLC is the direct record holder. Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. own approximately 99% of PP Holding, LLC. Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. disclaim beneficial ownership of any shares to which they do not have a pecuniary interest.

The sole general partner of Warburg Pincus Private Equity VIII, L.P. and of Warburg Pincus International Partners, L.P. is Warburg Pincus Partners LLC. Warburg Pincus & Co. is the sole member of Warburg Pincus Partners LLC. Warburg Pincus LLC manages Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-Presidents and Managing Members of Warburg Pincus, LLC. Mr. Kaye and Mr. Landy may be deemed to control Warburg Pincus & Co., Warburg Pincus LLC, Warburg Pincus Partners LLC, Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. Each of Warburg Pincus & Co., Warburg Pincus Partners LLC, Warburg Pincus LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of the common stock except to the extent of any indirect pecuniary interest therein.

The address for each of the foregoing is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(2)
Based on the Schedule 13G filed by Massachusetts Financial Services Company with the SEC on February 1, 2008. Massachusetts Financial Services Company's principal address is 500 Boylston Street, Boston, MA 02116.

(3)
Includes 10,100 shares of common stock held by the Robert B. Toth Revocable Trust and 305,680 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(4)
Includes 48,649 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(5)
Includes 43,342 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(6)
Includes 43,342 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(7)
Includes 48,281 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(8)
Includes 32,286 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(9)
Includes 23,587 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

(10)
Includes 25,184,346 shares of common stock owned collectively by Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P. and PP Holding, LLC. Messrs. Graff, Barr and Kruse are general partners of Warburg Pincus & Co. and are managing directors and members of Warburg Pincus LLC, both of which are affiliates of Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P. and PP Holding, LLC. Messrs. Graff, Barr and Kruse are therefore deemed to be beneficial owners of such shares of common stock. They own no shares individually and disclaim beneficial ownership of all shares owned by Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P. and PP Holding, LLC, except to the extent of any pecuniary interest therein. Their address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017. See Footnote 1 above.

(11)
Includes 17,396 shares of common stock subject to options, exercisable within 60 days of May 14, 2008.

Description of capital stock

General matters

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation is filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 15,000,000 shares of preferred stock, $0.01 par value, that are undesignated as to series.

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulative votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated preferred stock

There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Options

As of March 29, 2008, we had outstanding options to purchase an aggregate of 2,459,977 shares of common stock at a weighted average exercise price of $6.90 per share under our option plans. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration rights

Under a registration rights agreement we entered into on May 13, 2004, we granted registration rights to the investors that participated in the 2004 Transactions with respect to shares of common stock. These registration rights also extend to any shares of our capital stock thereafter acquired by these investors.

Under the registration rights agreement, Warburg Pincus may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities. We are not required to effect more than three demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15.0 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

In addition, after our IPO, the investors party to the registration rights agreement have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

Further, if we are eligible to effect a registration on Form S-3, Warburg Pincus may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of more than $5.0 million.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Anti-takeover provisions of Delaware law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock. Warburg Pincus is generally exempted from this provision because it acquired its ownership prior to this offering.

Stockholders are not entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.

The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and bylaws anti-takeover provisions

Our bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer and President, and will be called by our Chief Executive Officer and President at the request of the holders of a majority of our outstanding shares of capital stock.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides for the issuance by the board of directors of up to 15,000,000 shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and has been implemented through one, two and three-year terms for the initial three classes following our

IPO, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The amended and restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Limitation on liability of directors and indemnification

Our amended and restated certificate of incorporation limits our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•
for any breach of the director's duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
under Section 174 of the Delaware General Corporation Law; or

•
for any transaction from which a director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

This provision does not limit liability under state or federal securities laws.

Delaware law, and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses, including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer agent and registrar

Continental Stock Transfer & Trust Company is our transfer agent and registrar.

New York Stock Exchange listing

Our common stock is listed on the NYSE under the symbol "PPO."

Shares eligible for future sale

Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

When the offering is completed, we will have a total of 44,257,629 shares of common stock outstanding. Upon completion of the offering, there will be 2,280,758 shares of common stock subject to outstanding options. Assuming the underwriters exercise the over-allotment option we will have a total of 44,330,445 shares of common stock outstanding and 2,207,942 shares of common stock subject to outstanding options. Upon completion of this offering, there will not be any shares subject to outstanding warrants or securities convertible into shares of common stock.

The 15,000,000 shares sold in our IPO and the 7,500,000 shares offered by us and the selling stockholders pursuant to this prospectus are or will be freely tradeable unless they are held by our affiliates, as defined in Rule 144 under the Securities Act. After the consummation of the offering, 21,752,247 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701. Under a registration rights agreement, we granted registration rights to the investors that participated in the 2004 Transactions with respect to shares of common stock. Upon completion of this offering, investors holding an aggregate of 20,639,525 shares of common stock, assuming exercise of the underwriters' over-allotment option, have registration rights.

Lock-up agreements

Our executive officers, directors and selling stockholders have agreed to a 90-day lock-up with respect to the benficial ownership of 22,112,453 shares of our common stock. In addition, the lock-up will apply with respect to all shares of our common stock acquired by such persons during this 90-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 90 days following the date of this prospectus. After the 90-day lock-up period, these shares may be sold only in accordance with an available exemption from registration, such as Rule 144.

Rule 144

Under Rule 144 of the Securities Act, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to freely sell their securities provided that such person (i) is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) complies with the current public information requirement. A person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to freely sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the total number of securities of the same class then outstanding, which will equal 442,576 shares of our common stock immediately after this offering; or

•
the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration

We have filed a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our option plans. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 90-day lock-up agreements.

Certain relationships

Investments

Certain executive officers, members of management and a director own an aggregate of 1,663 Class A common units of PP Holding, LLC, one of our stockholders, which represents approximately 1% of the outstanding membership interests of PP Holding, LLC. Messrs. Toth, Amos, O'Malley, Hauswald and Howley collectively own 1,127 Class A common units including 518 units purchased in 2006 by Mr. Toth for approximately $400,000 and 194 units purchased by Mr. Howley in 2006 for approximately $150,000. Effective as of March 6, 2007, Polypore International repurchased 40,541 shares of its common stock from PP Holding, LLC for an aggregate purchase price of $320,210.

2004 Transactions

Operating agreement

Messrs. Toth, Amos, O'Malley, Hauswald and Howley (collectively, the "members"), Warburg Pincus and PP Holding, LLC entered into an operating agreement that will govern PP Holding, LLC. The operating agreement provides that the managing member of PP Holding, LLC will be Warburg Pincus, which we refer to herein as the "managing members." Subject to certain customary exceptions, no member may transfer any Class A common units or any interest therein unless the written consent of the managing members is obtained, and thereafter any proposed transfer by a member will be subject to a right of first refusal running in favor of Warburg Pincus. The operating agreement provides that Warburg Pincus may transfer its Class A common units freely, provided that, in the event of certain types of transfers of Class A common units, the other members of PP Holding, LLC may participate in such transfers on a pro rata basis. The operating agreement further provides that, in the event of certain types of transfers by Warburg Pincus of our common stock directly owned by Warburg Pincus, PP Holding, LLC will have the right to, and the managing members will agree to cause PP Holding, LLC to, participate in such transfers on a pro rata basis and distribute the proceeds to the holders of Class A Common Units.

Pursuant to the terms of the operating agreement, without the consent of the members, the managing members may authorize the issuance of additional units, including Class A common units. In the event the managing members authorize the issuance of additional Units, under certain circumstances, the managing members may permit the other members to participate in such proposed issuance. In the event Warburg Pincus desires to transfer its Class A common units to persons who are not affiliates of Warburg Pincus or PP Holding, LLC, the operating agreement permits Warburg Pincus to cause the other members of PP Holding, LLC to transfer their Class A common units for the same consideration proposed to be received by Warburg Pincus.

Tax sharing agreement

We have entered into a tax sharing agreement with our subsidiaries. Under the terms of the tax sharing agreement, we and each of our subsidiaries are obligated to make payments to us equal to the amount of the federal and state income taxes that such subsidiaries and their subsidiaries would have owed if we did not file our federal and state income tax returns on a consolidated or combined basis, with cash payments to us being limited by our actual cash tax obligations.

Registration rights agreement and stockholders' agreement

We have also entered into a registration rights agreement and a stockholders' agreement with Warburg Pincus and other stockholders. See "Description of capital stock—Registration rights" and "Management—Stockholders' agreement."

Policies and procedures regarding transactions with related persons

Our board of directors has adopted a written Transactions with Related Persons Policy (the "Related Person Policy") that is administered by the audit committee. The Related Person Policy applies to any transaction or series of transactions in which Polypore International or a subsidiary is a participant, the amount involved exceeds $120,000 and a "related person" as defined by the SEC has a direct or indirect material interest, referred to in the Related Person Policy as an interested transaction.

Interested transactions are to be submitted to the audit committee for approval, ratification or other action at its next meeting or, in those instances in which senior management determines that it is not practicable or desirable to wait until the next audit committee meeting, to the audit committee chair, provided the transaction involves less than $1,000,000 in the aggregate. The audit committee or its chair, as applicable, may approve, based on good faith consideration of all the relevant facts and circumstances, only those related person transactions that are in, or not inconsistent with, the best interests of Polypore International and its stockholders. The Related Person Policy also provides for standing approval for certain categories of transactions such as matters that are required to be disclosed to the SEC and transactions where all stockholders receive proportional benefits.

The Related Person Policy provides that if advance approval of an interested transaction is not obtained, it must be promptly submitted to the audit committee for possible ratification, approval, amendment, termination or rescission.

Certain United States tax considerations for
non-U.S. holders

The following is a general discussion of material U.S. federal income tax considerations regarding the ownership and disposition of shares of our common stock applicable to non-U.S. holders as of the date hereof. In general, a "non-U.S. holder" is any beneficial owner of 5% or less of our common stock other than:

•
an individual who is a citizen or resident of the United States;

•
a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
a partnership or other entity taxable as a partnership;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source;

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

•
a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

This discussion is based on current provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as controlled foreign corporations, passive foreign investment companies and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% on the gross amount of such dividends. The withholding tax may not apply or may apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. In order to claim the benefit of an applicable treaty rate or exemption, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN (or any successor form) to us or our paying agent certifying its entitlement to benefits under the treaty, provided, however, that special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate). A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on sale or other disposition of common stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States (and, possibly, the branch profits tax discussed above in the case of a non-U.S. holder that is a corporation);

•
the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States);

•
the non-U.S. holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or

•
we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period.

We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange (such as the NYSE) or any over-the-counter market and certain minimum trading activity thresholds are met.

Backup withholding, information reporting and other reporting requirements

Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Copies of these information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty. A non-U.S. holder may have to comply with certification procedures to establish that the holder is not a United States person in order to avoid additional information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding will be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager and is acting as representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	4,500,000
Robert W. Baird & Co. Incorporated	1,650,000
William Blair & Company, L.L.C.	900,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	450,000

Total	7,500,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.63 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,125,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us or to the selling stockholders per share of common stock. The underwriting fee is $1.14 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Paid by us without over-allotment exercise	Paid by the selling stockholders without over-allotment exercise	Paid by the selling stockholders with over-allotment exercise

Per share	$1.14	$1.14	$1.14
Total	$4,275,000	$4,275,000	$5,557,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.8 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, with limited exceptions, for a period of 90 days after the date of the final prospectus, we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) sales of common stock in this offering, (b) any shares of common stock issued upon the exercise of the options granted under existing employee stock option plans and any options to purchase shares of common stock issued under existing stock option plans, and (c) the transfer of shares of our common stock to any seller in connection with an acquisition by us or one of our subsidiaries that does not involve registration of such shares of common stock pursuant to the Securities Act where the number of shares of common stock issued and/or sold does not, in the aggregate, exceed more than 10% of the number of outstanding shares of common stock outstanding (after giving effect to the sale of the shares of common stock in this offering) and the recipients agree to be bound by the lock-up agreements described below.

Our directors and executive officers, and our selling stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NYSE under the symbol "PPO."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Market Act 2000 ("FSMA")) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•
in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member

State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

J.P. Morgan Securities Inc. acted as an underwriter in connection with our IPO. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates (including Warburg Pincus) and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of J.P. Morgan Securities Inc. act as lenders under our senior secured credit facilities. This offering is being conducted pursuant to Conduct Rule 2710(h) of the Financial Industry Regulatory Authority.

Legal matters

The validity of the shares of common stock being offered in this offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus Private Equity VIII, L.P. Certain legal matters with respect to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Polypore International, Inc. at December 29, 2007 and December 30, 2006, and for each of the three years in the period ended December 29, 2007, appearing in this Prospectus and Registration Statement and the related financial statement schedule included in the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC under the Securities Act, a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement and the exhibits and schedules thereto without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from such office at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Polypore International, Inc., that file electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.polypore.net. You may access our periodic reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on our website is not incorporated by reference and is not a part of this prospectus.

Index to consolidated financial statements

Report of independent registered public accounting firm	F-2
Audited consolidated balance sheets at December 29, 2007 and December 30, 2006	F-3
Audited consolidated statements of operations for the years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-4
Audited consolidated statements of shareholders' equity for the years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-5
Audited consolidated statements of cash flows for the years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-6
Notes to audited consolidated financial statements	F-7
Schedule II—Valuation and Qualifying Accounts	F-47
Unaudited condensed consolidated balance sheets at March 29, 2008 and December 29, 2007	F-48
Unaudited condensed consolidated statements of income for the three months ended March 29, 2008 and March 31, 2007	F-49
Unaudited condensed consolidated statements of cash flows for the three months ended March 29, 2008 and March 31, 2007	F-50
Notes to unaudited condensed consolidated financial statements	F-51

Report of Independent Registered Public Accounting Firm

The Board of Directors
Polypore International, Inc.

We have audited the accompanying consolidated balance sheets of Polypore International, Inc. as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the Index on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polypore International, Inc. at December 29, 2007 and December 30, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" and changed its method of accounting for share-based compensation.

/s/ ERNST & YOUNG LLP
Charlotte, North Carolina March 10, 2008

Polypore International, Inc.

Consolidated balance sheets

(in thousands, except share data)	December 29, 2007	December 30, 2006

Assets
Current assets:
Cash and cash equivalents	$54,934	$54,712
Accounts receivable, net	115,619	102,110
Inventories	64,329	67,741
Deferred income taxes	1,808	—
Prepaid and other	12,665	13,386

Total current assets	249,355	237,949
Property, plant and equipment, net	401,284	363,526
Goodwill	568,784	567,587
Intangibles and loan acquisition costs, net	187,861	204,645
Environmental indemnification receivable	15,640	15,236
Other	6,119	917

Total assets	$1,429,043	$1,389,860

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$33,795	$25,494
Accrued liabilities	50,759	55,883
Income taxes payable	424	3,689
Current portion of debt	4,549	3,938
Current portion of capital lease obligation	1,435	1,377

Total current liabilities	90,962	90,381
Debt, less current portion	813,536	1,038,837
Capital lease obligation, less current portion	3,319	4,754
Pension and postretirement benefits, less current portion	65,779	61,219
Postemployment benefits	3,673	4,451
Environmental reserve, less current portion	22,627	22,935
Deferred income taxes	74,833	94,347
Other	18,983	3,274
Commitments and contingencies
Shareholders' equity:
Common stock, $.01 par value—200,000,000 shares authorized, 40,326,537 and 25,347,470 issued and outstanding at December 29, 2007 and December 30, 2006, respectively	403	253
Paid-in capital	390,337	125,234
Retained deficit	(51,484)	(51,776)
Accumulated other comprehensive loss	(3,925)	(4,049)

	335,331	69,662

Total liabilities and shareholders' equity	$1,429,043	$1,389,860

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of operations

(in thousands, except per share data)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Net sales	$534,667	$478,156	$431,104
Cost of goods sold	337,682	313,254	280,558

Gross profit	196,985	164,902	150,546
Selling, general and administrative expenses	93,624	87,473	75,112
Business restructuring	(886)	37,027	8,693
Change in accounting principle related to postemployment benefits	—	(2,593)	—

Operating income	104,247	42,995	66,741
Other (income) expense:
Interest expense, net	80,998	92,287	81,988
Costs related to purchase of 10.50% senior discount notes	30,057	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	7,173	—	—
Foreign currency and other	1,621	3,207	(4,418)

	119,849	95,494	77,570

Loss from continuing operations before income taxes	(15,602)	(52,499)	(10,829)
Income taxes	(16,049)	(22,942)	(8,347)

Income (loss) from continuing operations	447	(29,557)	(2,482)
Income (loss) from discontinued operations, net of income taxes	99	(243)	(460)

Income (loss) before the cumulative effect of a change in accounting principle	546	(29,800)	(2,942)
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes of $139	—	231	—

Net income (loss)	$546	$(29,569)	$(2,942)

Net income (loss) per share—basic and diluted:
Continuing operations	$0.02	$(1.17)	$(0.10)
Discontinued operations	—	(0.01)	(0.02)
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes	—	0.01	—

Net income (loss) per share	$0.02	$(1.17)	$(0.12)

Weighted average shares outstanding:
Basic	32,942,214	25,313,130	25,271,252
Diluted	33,237,230	25,313,130	25,271,252

See notes to consolidated financial statements

Polypore International, Inc.

Consolidated statements of shareholders' equity

(In thousands, except per share data)	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)

Balance at January 1, 2005	25,271,252	$253	$124,217	$(19,265)	$696	$105,901
Net loss for the year ended December 31, 2005	—	—	—	(2,942)	—	(2,942)	$(2,942)
Stock compensation	—	—	456	—	—	456	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	—	(6,630)	(6,630)	(6,630)
Additional minimum pension liability, net of income tax benefit of $2,304	—	—	—	—	(3,453)	(3,453)	(3,453)

Balance at December 31, 2005	25,271,252	253	124,673	(22,207)	(9,387)	93,332
Comprehensive loss for the year ended December 31, 2005							$(13,025)

Net loss for the year ended December 30, 2006	—	—	—	(29,569)	—	(29,569)	$(29,569)
Stock compensation	—	—	162	—	—	162	—
Issuance of common stock	76,218	—	399	—	—	399	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	—	6,786	6,786	6,786
Additional minimum pension liability, net of income tax benefit of $956	—	—	—	—	(1,448)	(1,448)	(1,448)

Balance at December 30, 2006	25,347,470	253	125,234	(51,776)	(4,049)	69,662
Comprehensive loss for the year ended December 30, 2006							$(24,231)

Net income for the year ended December 29, 2007	—	—	—	546	—	546	$546
Stock compensation	—	—	706	—	—	706	—
Initial public offering	15,000,000	150	264,687	—	—	264,837	—
Repurchases of common stock, net of issuances	(20,933)	—	(290)	—	—	(290)	—
Cumulative effect of adjustments from the adoption of FIN 48	—	—	—	(254)	—	(254)	—
Adjustment to apply FAS 158, net of income tax benefit of $1,260	—	—	—	—	(2,920)	(2,920)	—
Additional minimum pension liability, net of income tax expense of $2,954	—	—	—	—	4,197	4,197	4,197
Foreign currency translation adjustment, net of income tax expense of $6,910	—	—	—	—	(1,153)	(1,153)	(1,153)

Balance at December 29, 2007	40,326,537	$403	$390,337	$(51,484)	$(3,925)	$335,331

Comprehensive income for the year ended December 29, 2007							$3,590

See notes to consolidated financial statements

Polypore International, Inc.

Consolidated statements of cash flows

(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Operating activities:
Net income (loss)	$546	$(29,569)	$(2,942)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	31,344	42,512	36,396
Amortization expense	17,509	17,700	17,703
Amortization of loan acquisition costs	2,793	2,994	2,755
Amortization of debt discount	13,297	24,336	22,058
Stock compensation	707	532	456
Loss on disposal of property, plant and equipment	1,236	1,297	595
Foreign currency (gain) loss	189	1,678	(2,818)
Deferred income taxes	(32,236)	(34,908)	(17,597)
Business restructuring	(886)	37,027	8,693
Costs related to purchase of 10.50% senior discount notes	30,057	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	7,173	—	—
Change in accounting principle related to postemployment benefits	—	(2,593)	—
Cumulative effect of a change in accounting principle related to stock compensation	—	(370)	—
Changes in operating assets and liabilities:
Accounts receivable	(7,010)	(7,659)	10,400
Inventories	8,282	(2,652)	(4,307)
Prepaid and other current assets	1,153	(3,735)	(3,885)
Accounts payable and accrued liabilities	(13,895)	(20)	(19,384)
Income taxes payable	1,901	(1,025)	12,078
Other, net	7,146	4,420	3,988

Net cash provided by operating activities	69,306	49,965	64,189
Investing activities:
Purchases of property, plant and equipment	(29,800)	(23,973)	(13,017)
Acquisition, net of cash acquired	(5,475)	—	—
Proceeds from sale of property, plant and equipment	25	61	24

Net cash used in investing activities	(35,250)	(23,912)	(12,993)
Financing activities:
Proceeds from the senior secured credit facility	370,000	—	—
Principal payments on debt	(372,611)	(3,433)	(50,389)
Purchase of the 10.50% senior discount notes	(293,666)	—	—
Proceeds from initial public offering, net of underwriting fees and other offering related costs	264,837	—	—
Loan acquisition costs	(8,672)	(15)	(2,400)
Repurchase of common stock	(320)	—	—
Issuance of common stock	30	399	—

Net cash used in financing activities	(40,402)	(3,049)	(52,789)
Effect of exchange rate changes on cash and cash equivalents	6,568	3,648	(3,496)

Net increase (decrease) in cash and cash equivalents	222	26,652	(5,089)
Cash and cash equivalents at beginning of year	54,712	28,060	33,149

Cash and cash equivalents at end of year	$54,934	$54,712	$28,060

Supplemental cash flow information
Cash paid for interest	$65,444	$65,944	$57,296
Cash paid (refunds received) for income taxes	13,762	12,985	(3,108)
Acquisition
Fair value of assets acquired	8,972	—	—
Liabilities assumed and incurred	3,497	—	—
Cash paid	5,475	—	—

See notes to consolidated financial statement

Polypore International, Inc.

Notes to consolidated financial statements

1.    Description of business

Polypore International, Inc. (the "Company") is a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The Company has a global presence in the major geographic markets of North America, South America, Western Europe and Asia.

On July 31, 2007, Polypore, Inc. ("Polypore") merged with and into the Company, and the Company assumed all of Polypore's obligations, including the senior secured credit facility and the 8.75% senior subordinated notes.

On May 13, 2004, the Company acquired 100% of the outstanding common stock of PP Holding Corporation and its wholly owned subsidiary, PP Acquisition Corporation ("PP Acquisition"), for $320,385,000 in cash. On May 13, 2004, PP Acquisition purchased the outstanding capital stock of Polypore. The aggregate purchase price, including acquisition related costs, was approximately $1,150,073,000 in cash. In connection with the acquisition, PP Acquisition obtained a new credit facility, issued 8.75% senior subordinated notes and received equity contributions from its shareholders. PP Acquisition used the net proceeds from the new credit facility, the issuance of senior subordinated debt and equity contributions to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under Polypore's existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition merged with and into Polypore, with Polypore as the surviving corporation. These events are hereinafter referred to as the "2004 Transactions".

2.    Accounting policies

Basis of presentation and use of estimates

The accompanying consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its subsidiaries. All material intercompany accounts are eliminated in consolidation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting period

The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to December 31. The fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005 include 52 weeks.

Revenue recognition

Revenue from product sales is recognized when a firm sales agreement is in place, delivery of the product has occurred and collectibility of the fixed and determinable sales price is

Polypore International, Inc.

Notes to consolidated financial statements (continued)

2.    Accounting policies (continued)

reasonably assured. Amounts billed to customers for shipping and handling are recorded in "Net sales" in the accompanying consolidated statements of operations. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in "Cost of goods sold" in the accompanying consolidated statements of operations. Estimates for sales returns and allowances and product returns are recognized in the period in which the revenue is recorded. Product returns and warranty expenses were not material for all periods presented.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting and consist of:

(in thousands)	December 29, 2007	December 30, 2006

Raw materials	$23,545	$21,714
Work-in-process	11,544	10,679
Finished goods	29,240	35,348

	$64,329	$67,741

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets. The estimated useful lives established for buildings and land improvements range from 20 to 39.5 years and the estimated useful lives established for machinery and equipment range from 5 to 15 years.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. In 2006 and 2005, the Company recorded impairment charges of $17,492,000 and $1,278,000, respectively, for property, plant and equipment in connection with the restructuring plans described in Note 13. The impairment charges are included in "Business restructuring" in the accompanying consolidated statement of operations. There were no impairments of long-lived assets in 2007.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

2.    Accounting policies (continued)

Goodwill, intangible assets and loan acquisition costs

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are subject to annual impairment testing. The impairment test for goodwill first compares the fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then the second step of the impairment test is performed, which compares the implied fair value of the reporting unit's goodwill with the carrying value of its goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss will be recognized in an amount equal to the excess. The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of indefinite-lived intangible assets exceeds their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses. The Company performs its annual impairment assessment as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

The straight-line method is used for all intangible assets subject to amortization. The useful life of customer relationships is based upon historical customer attrition rates and represents the estimated economic life of those relationships. Loan acquisition costs are amortized over the term of the related debt. Amortization expense for loan acquisition costs is classified as interest expense.

Asset retirement obligations

In accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations and FIN 47, Accounting for Conditional Asset Retirement Obligations, the Company has completed its analysis to identify asset retirement obligations and to estimate the associated fair value. As of December 29, 2007, the Company had not identified any material asset retirement obligations. If the Company had identified and estimated material asset retirement obligations, it would initially measure and record the obligation at fair value with a corresponding increase in the carrying amount of the underlying property. The asset retirement obligation would accrete until the time the retirement obligation would be expected to settle, and the asset retirement cost would be amortized over the useful life of the underlying property.

Research and development

The cost of research and development is charged to expense as incurred and is included in "Selling, general and administrative expenses" in the consolidated statements of operations. Research and development expense was $16,048,000 in 2007, $13,135,000 in 2006 and $12,137,000 in 2005.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

2.    Accounting policies (continued)

Stock based compensation

On January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment ("FAS 123(R)") using the modified prospective transition method, which does not require the restatement of prior periods. Prior to adopting FAS 123(R), the Company accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate should be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior to the adoption of FAS 123(R), the Company accounted for forfeitures as they occurred as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in an increase of $231,000 to net income, net of applicable income taxes, that was recorded as a cumulative effect of a change in accounting principle. As a result of adopting FAS 123(R), the Company's loss before income taxes and net loss decreased by $128,000 and $80,000, respectively, for the year ended December 30, 2006. The adoption of FAS 123(R) did not have a significant impact on cash flows from operations or financing activities.

Income taxes

The provision for income taxes and corresponding balance sheet accounts are determined in accordance with FASB Statement No. 109, Accounting for Income Taxes ("FAS 109"). Under FAS 109, the deferred tax liabilities and assets are determined based on temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes. A valuation allowance is recognized if it is more likely than not that a portion of the deferred tax assets will not be realized in the future.

On the first day of fiscal 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. FIN 48 allows the tax effects from an uncertain tax position to be recognized in the financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Upon adoption of FIN 48, the Company recognized the cumulative effect of adopting FIN 48 by increasing the existing reserve for uncertain tax positions by $854,000, recording a deferred tax asset of $643,000, decreasing goodwill by $43,000 and decreasing retained earnings by $254,000 for the cumulative effect of adopting FIN 48. Additionally, the reserve for uncertain tax positions, which had been included in income taxes payable at December 30, 2006, was reclassified as a separate component and is now included in "Other" non-current liabilities in the December 29, 2007 consolidated balance sheet.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

2.    Accounting policies (continued)

Foreign currency translation

The local currencies of the Company's foreign subsidiaries are the functional currencies in accordance with FASB Statement No. 52, Foreign Currency Translation. Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at current exchange rates and resulting translation adjustments are reported in accumulated other comprehensive loss. Income statement amounts are translated at weighted average exchange rates prevailing during the period. Transaction gains and losses are included in the determination of net income.

The Company has euro-denominated senior subordinated notes that effectively hedge a portion of the Company's net investment in foreign subsidiaries. Foreign currency losses of $27,392,000 and $24,969,000 resulting from the translation of the euro-denominated debt at December 29, 2007 and December 30, 2006, respectively, have been recorded in accumulated other comprehensive loss.

Net income (loss) per share

Basic income (loss) per common share is based on the weighted-average number of common shares outstanding in each year. Diluted income (loss) per common share considers the impact of dilution from stock options and unvested restricted stock shares as measured under the treasury stock method. Potential common shares that would increase net income per share amounts or decrease net loss per share amounts are antidilutive and excluded from the diluted net income (loss) per common share computation.

Accounts receivable and concentrations of credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk, as defined by FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. Accounts receivable, net of allowance for doubtful accounts, are carried at cost, which approximates fair value. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts was $8,812,000 and $8,610,000 at December 29, 2007 and December 30, 2006, respectively, which management believes is adequate to provide for credit losses in the normal course of business, as well as losses for customers who filed for protection under bankruptcy law. The Company charges accounts receivables off against the allowance for doubtful accounts when it deems them to be uncollectible on a specific identification basis. Exide Corporation, a customer of the

Polypore International, Inc.

Notes to consolidated financial statements (continued)

2.    Accounting policies (continued)

Company's energy storage segment, accounted for approximately 15%, 15% and 17% of the Company's sales in 2007, 2006 and 2005, respectively.

Derivatives

The Company accounts for derivative instruments in accordance with FASB Statement No. 133, Accounting for Derivatives and Hedging Activity ("FAS 133"). Under FAS 133, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to shareholders' equity through other comprehensive income.

Fair value of financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. The carrying amount of borrowings under the senior secured credit facilities approximates fair value because the interest rate adjusts to market interest rates. The fair value of the 8.75% senior subordinated notes, based on a quoted market price, was $429,870,000 at December 29, 2007. The carrying values of all of the other financial instruments approximate their fair values.

Recent accounting pronouncements

On January 1, 2006, the Company adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) ("EITF 05-5"). Under EITF 05-5, the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. The bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under FASB Statement No. 112, Employers' Accounting for Postretirement Benefits. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. In connection with an acquisition in 2002, the Company implemented a restructuring plan that included Type II ATZ arrangements. The Company accrued in the opening balance sheet the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. Salary paid to employees during their active phase was expensed as incurred. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, the Company reduced the accrual for postemployment benefits and recognized $2,593,000 million in operating income for the year ended December 30, 2006. The reduction in the postemployment benefits accrual decreased the net loss in fiscal 2006 by $1,634,000, or $0.06 per share.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

2.    Accounting policies (continued)

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement ("FAS 157"). FAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. The Company will adopt FAS 157 in the first quarter of fiscal 2008, except as it applies to those nonfinancial liabilities for which the effective date was delayed until fiscal years beginning after November 15, 2008. The Company has not yet evaluated the impact of FAS 157 on the Company's consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. The Company adopted FAS 158 in fiscal 2007. As a result of the adoption, the Company increased its pension and postretirement benefits liabilities by $4,180,000 and its accumulated other comprehensive loss by $2,920,000, net of applicable income taxes.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("FAS 159"). FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will adopt FAS 159 in the first quarter of fiscal 2008. The Company has not yet evaluated the impact of FAS 159 on the Company's consolidated financial statements.

3.    Initial public offering and related transactions

On June 25, 2007, the Company's Board of Directors approved a 147.422-for-one stock split of the Company's common stock. The Company's shareholders approved amended and restated articles of incorporation which increased the Company's authorized shares to 200,000,000 shares of common stock and 15,000,000 shares of preferred stock. The accompanying consolidated financial statements give retroactive effect as if the stock split of the Company's common stock occurred for all periods presented.

On June 27, 2007, the Company priced its initial public offering of common stock and signed an underwriting agreement, pursuant to which the underwriters agreed to purchase 15,000,000 shares of its common stock on a firm commitment basis at a price of $19.00 per share. Public trading of the Company's common stock commenced on June 28, 2007. Cash proceeds from the offering were $267,900,000, net of underwriting fees of $17,100,000. In July 2007, the Company used the net proceeds from the offering and cash on hand to purchase and retire the outstanding 10.50% senior discount notes and pay other offering costs of $3,063,000.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

4.    Property, plant and equipment

Property, plant and equipment consist of:

(in thousands)	December 29, 2007	December 30, 2006

Land	$17,850	$15,866
Buildings and land improvements	114,843	99,226
Machinery and equipment	370,122	335,999
Construction in progress	20,869	12,345

	523,684	463,436
Less accumulated depreciation	122,400	99,910

	$401,284	$363,526

5.    Intangibles, loan acquisition and other costs

Intangibles, loan acquisition and other costs consist of:

		December 29, 2007		December 30, 2006
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Intangible and other assets subject to amortization:
Customer relationships	16	$181,236	$40,861	$180,132	$29,520
Technology and patents	8	38,828	18,188	37,085	12,938
Loan acquisition costs	7	19,087	5,546	22,807	7,472
Supply agreement	5	9,070	6,968	9,070	5,068
Intangible assets not subject to amortization:
Trade names	Indefinite	11,203	—	10,549	—

		$259,424	$71,563	$259,643	$54,998

Amortization expense, including amortization of loan acquisition costs classified as interest expense, was $20,302,000 in 2007, $20,694,000 in 2006 and $20,458,000 in 2005. The Company's estimate of amortization expense for the five succeeding years is as follows:

(in thousands)

2008	$20,497
2009	18,710
2010	18,465
2011	18,340
2012	14,219

Polypore International, Inc.

Notes to consolidated financial statements (continued)

6.    Goodwill

The changes in carrying amount of goodwill during 2007 were as follows:

(in thousands)	Energy Storage	Separations Media	Total

Balance as of December 30, 2006	$356,173	$211,414	$567,587
Goodwill associated with the 60% acquisition of Daramic NSG Tianjin PE Separator Co., LTD	1,240	—	1,240
Reduction to goodwill as a result of the adoption of FIN 48	(43)	—	(43)

Balance as of December 29, 2007	$357,370	$211,414	$568,784

There were no changes to the carrying amount of goodwill during 2006.

7. Accrued liabilities

Accrued liabilities consist of:

(in thousands)	December 29, 2007	December 30, 2006

Compensation expense and other fringe benefits	$21,184	$19,216
Accrued interest	6,749	4,697
Current portion of environmental reserve	6,526	5,060
Current portion of business restructuring	2,060	17,154
Taxes other than income	1,500	852
Other	12,740	8,904

	$50,759	$55,883

8. Debt

Debt, in order of priority, consists of:

(in thousands)	December 29, 2007	December 30, 2006

Senior credit facilities:
Revolving credit facility	$—	$—
Term loan facilities	373,122	369,163
8.75% senior subordinated notes	444,825	422,550
10.50% senior discount notes, net of unamortized original issue discount of $49,153	—	250,847
Other	138	215

	818,085	1,042,775
Less current maturities	4,549	3,938

Long-term debt	$813,536	$1,038,837

Polypore International, Inc.

Notes to consolidated financial statements (continued)

8. Debt (continued)

On July 3, 2007, the Company refinanced the senior secured credit facility with a new senior secured credit facility. The new credit facility provides for a $322,894,000 term loan facility and a €35,000,000 term loan facility and a $90,000,000 revolving credit facility. No amounts were outstanding under the revolving credit facility at December 29, 2007. The term loans mature in July 2014 and the revolving credit facility matures in July 2013. Interest rates under the senior secured credit facilities are, at the Company's option, equal to either an alternate base rate plus a 1.25% margin or the Eurocurrency base rate plus a 2.25% margin. The senior secured credit facility is subject to limitations on capital spending and, when loans are outstanding under the revolving credit facility, a maximum leverage ratio. In connection with the refinancing, the Company capitalized loan acquisition costs of approximately $8,672,000 and wrote-off loan acquisition costs of $7,173,000 associated with the previous senior secured credit facility.

The Company's domestic subsidiaries guarantee indebtedness under the credit agreement. Substantially all assets of Polypore International, Inc. and its domestic subsidiaries and a first priority pledge of 66% of the voting capital stock of its foreign subsidiaries secure indebtedness under the credit agreement. Polypore's ability to pay dividends on its common stock is limited under the terms of the credit agreement.

In connection with the 2004 Transactions, Polypore issued $225,000,000 8.75% senior subordinated dollar notes due 2012 and €150,000,000 8.75% senior subordinated euro notes due 2012 (collectively, the "Notes"). Interest is payable semi-annually on May 15 and November 15. The Notes are subordinated to all of the Company's existing and future senior debt, rank equally with all of its other senior subordinated debt and rank senior to all of its existing and future subordinated debt. The Company's domestic subsidiaries, subject to certain exceptions, guarantee the Notes.

In July 2007, the Company used the proceeds from the initial public offering and cash on hand to purchase and retire the 10.50% senior discount notes. The purchase of the notes was accomplished by a tender offer and subsequent redemption of the notes not tendered. The total purchase price for the notes was $293,666,000, consisting of principal of $264,144,000 and tender and redemption premiums of $29,522,000. As a result of the purchase of the notes, the Company incurred a $30,057,000 charge to income, which is comprised of redemption and tender premiums of $29,522,000 and the write-off of unamortized loan acquisition costs of $535,000.

In January 2008, the Company entered into two interest rate swap agreements with notional principal amounts totaling $250,000,000. The swap agreement with a notional amount of $50,000,000 effectively fixes the interest rate on that amount of debt at 5.5765% and expires on June 30, 2009. The swap agreement with a notional amount of $200,000,000 effectively fixes the interest rate on that amount of debt at 5.5355% and expires on December 31, 2009.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

8. Debt (continued)

Minimum scheduled principal repayments of debt are as follows:

(in thousands)

2008	$4,549
2009	3,742
2010	3,742
2011	3,742
2012	448,567
Thereafter	353,743

$818,085

9. Commitments and contingencies

Leases

The Company leases certain equipment and facilities under operating leases. Rent expense was $1,262,000, $1,877,000 and $3,839,000 in 2007, 2006 and 2005, respectively.

The Company leases certain machinery and equipment under a capital lease agreement. The capital lease agreement expires in February 2011 and has an early buyout option in October 2009. Assets recorded under the capital lease are included in property, plant and equipment. At December 29, 2007 and December 30, 2006, the cost of assets under the capital lease agreement was $8,823,000 and accumulated depreciation was $4,470,000 and $3,059,000, respectively. Amortization of assets under the capital lease is included in depreciation expense.

Future minimum capital and operating lease payments at December 29, 2007 are:

(in thousands)	Capital Leases	Operating Leases

2008	$1,604	$808
2009	1,604	528
2010	1,604	378
2011	268	265
2012	—	68

	5,080	$2,047

Less amounts representing interest	326

Present value of minimum lease payments	4,754
Less current portion	1,435

	$3,319

Polypore International, Inc.

Notes to consolidated financial statements (continued)

9. Commitments and contingencies (continued)

Capital expenditure commitments

Contractual commitments associated with the capital expansion projects at the Company's lithium battery separator facility in Charlotte, NC and lead-acid battery separator facility in Prachinburi, Thailand were $14,662,000 at December 29, 2007. The expansion projects will be finished and obligations under contractual commitments will be settled in 2008.

Raw materials

The Company employs a global purchasing strategy to achieve pricing leverage on its purchases of major raw materials. Accordingly, the Company purchases the majority of each type of raw material from one primary supplier with additional suppliers having been qualified to supply the Company if an interruption in supply were to occur. The Company believes that alternative sources of raw materials are readily available and the loss of any particular supplier would not have a material impact on the results of operations. However, the loss of raw material supply sources could, in the short term, adversely affect the Company's business until alternative supply arrangements were secured.

Collective bargaining agreements

Approximately 53% of our employees are represented under collective bargaining agreements. A majority of those employees are located in Germany, Italy and France and are represented under industry-wide agreements that are subject to national and local government regulations. Labor unions also represent our employees in Owensboro, Kentucky and Corydon, Indiana. The collective bargaining agreement at the Owensboro facility covering approximately 10% of the Company's workers expires in April 2008, and the agreement covering workers at the Corydon facility expires in January 2010.

Other

The Company is from time to time subject to various claims and other matters arising out of the normal conduct of business. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company believes that based on present information, it is unlikely that a liability, if any, exists that would have a materially adverse effect on the consolidated operating results, financial position or cash flows of the Company.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

10. Income taxes

Significant components of deferred tax assets and liabilities consist of:

(in thousands)	December 29, 2007	December 30, 2006

Deferred tax assets:
Pension and postretirement benefits	$18,222	$19,651
Foreign tax credits	1,850	1,850
State tax credits	1,751	1,719
Net operating loss carryforwards	44,211	16,192
Environmental reserve	3,522	5,151
Interest expense	—	17,776
Other	5,836	5,146

Total deferred tax assets	75,392	67,485
Valuation allowance	(6,050)	(6,200)

Net deferred tax assets	69,342	61,285
Deferred tax liabilities:
Property, plant and equipment	(81,778)	(90,012)
Intangibles	(54,003)	(61,832)
Other	(6,586)	(3,788)

Total deferred tax liabilities	(142,367)	(155,632)

Net deferred taxes	$(73,025)	$(94,347)

The valuation allowance decreased $150,000 in 2007 due to changes in state apportionment attributable to the financing activities that occurred in 2007. At December 29, 2007, the valuation allowance was $6,050,000, of which $769,000 relates to periods prior to the 2004 Transactions. Any reversal of these pre-2004 Transaction amounts would result in a reduction to goodwill.

The Company had the following unrecognized tax positions:

(in thousands)

Balance as of December 31, 2006	$8,703
Increases related to current year positions	2,401
Increases related to prior year positions	71
Other	133

Balance as of December 29, 2007	$11,308

The unrecognized tax positions include uncertain tax positions of $4,200,000 that may affect the Company's annual effective income tax rate upon resolution. The Company recognizes accrued interest and penalties related to unrecognized tax positions as a component of income tax expense in its financial statements. As of December 29, 2007 and December 31, 2006, the

Polypore International, Inc.

Notes to consolidated financial statements (continued)

10. Income taxes (continued)

Company had accrued $485,000 and $375,000, respectively, for the potential payment of penalties and interest.

The Company has operations in North America, Europe and Asia and files tax returns in numerous tax jurisdictions. The Company is not subject to income tax adjustments in the U.S. for tax years before 2002 and in foreign jurisdictions for tax years prior to 2000. The Company is currently undergoing income tax audits in two tax jurisdictions. The U.S. tax authority is examining the Company's Federal income tax returns for tax years 2003 and 2004. The German tax authority has informed the Company that they will audit the 2001, 2002 and 2003 tax years of one of the Company's German subsidiaries. Although the outcome of tax audits is uncertain, management believes that adequate provisions for income taxes have been made for potential liabilities resulting from such matters. Because audit outcomes and the timing of audit settlements are subject to significant uncertainty, the Company cannot make a reasonable estimate of the impact on earnings in the next twelve months from these audits. Management is not aware of any issues for open tax years that upon final resolution will have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

At December 29, 2007, the Company has total German net operating loss carryforwards of approximately $31,111,000. During 2007 and 2006, the Company utilized $17,100,000 and $1,021,000, respectively, of the German net operating loss carryforwards at its Wuppertal and Norderstedt facilities. The carryforwards in Germany do not expire but are subject to certain limitations in their use. The Company has net operating loss carryforwards in Austria of approximately $3,807,000. The carryforwards in Austria do not expire but are subject to certain limitations in their use. Since the Company has closed its facility in Austria, a full valuation allowance has been provided for these carryforwards. The Company has net operating loss carryforwards in the United States of approximately $102,286,000 that expire beginning in 2026.

Deferred taxes are reflected in the consolidated balance sheet as follows:

(in thousands)	December 29, 2007	December 30, 2006

Current deferred tax asset	$1,808	$—
Non-current deferred tax liability	(74,833)	(94,347)

Net deferred taxes	$(73,025)	$(94,347)

Polypore International, Inc.

Notes to consolidated financial statements (continued)

10. Income taxes (continued)

Income (loss) before income taxes and cumulative effect of a change in accounting principle includes the following components:

(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

United States	$(59,744)	$(39,635)	$(37,652)
Foreign	44,300	(13,252)	26,084

	$(15,444)	$(52,887)	$(11,568)

Income tax expense (benefit) consists of:

(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Current:
U.S. taxes on domestic income	$2,592	$1,631	$(721)
Foreign taxes	13,615	10,329	9,692

Total current	16,207	11,960	8,971
Deferred:
U.S. taxes on domestic income	(22,173)	(14,492)	(13,234)
Foreign taxes	(10,024)	(20,416)	(4,363)

Total deferred	(32,197)	(34,908)	(17,597)

	$(15,990)	$(22,948)	$(8,626)

Income taxes at the Company's effective tax rate differed from income taxes at the statutory rate as follows:

(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Computed income taxes at the expected statutory rate	$(5,406)	$(18,381)	$(4,049)
Extraterritorial income exclusion	—	(1,361)	(1,300)
State and local taxes	(1,337)	(1,525)	(1,562)
Foreign taxes	(3,439)	(5,738)	(4,654)
Changes in tax laws	(8,529)	—	—
Interest expense disallowed	630	1,232	1,154
Valuation allowance	(150)	2,163	1,792
Provisions for uncertain tax positions	2,605	1,235	—
Other	(364)	(573)	(7)

Income tax provision (benefit)	$(15,990)	$(22,948)	$(8,626)

Polypore International, Inc.

Notes to consolidated financial statements (continued)

10. Income taxes (continued)

Income tax expense recorded in the financial statements differs from the Federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, and various changes in estimates of permanent differences and valuation allowances. During the year ended December 29, 2007, the Company's rate was also significantly impacted by two European tax law changes.

On August 17, 2007, the German government enacted the 2008 Tax Reform Act legislation. This comprehensive German tax reform legislation reduces corporate tax rates for 2008 and beyond and also fundamentally changes the calculation of taxable income in Germany. While the corporate income tax and trade tax regime within Germany have remained, the Act reduces the maximum corporate income tax rate from 25% to 15% and the maximum trade tax rate from 18% to 15.2%. Additional provisions of the legislation include the disallowance of deductions of the trade tax and certain interest expense from taxable income. As a result of the Act, the Company's German deferred tax liabilities existing as of January 1, 2008 will reverse in future years at a lower effective tax rate. The Company recognized the effect of the new tax legislation during 2007, resulting in an increase in the income tax benefit of $6,950,000.

On December 21, 2007, the Italian Parliament approved the 2008 Finance Bill, which affected taxation of corporations doing business in Italy. The most significant change was the reduction of the corporate income tax rate from 33% to 27.5% and the reduction of the local income tax rate from 4.25% to 3.9%. As a result of this change in tax law, the Company's Italian deferred tax liabilities existing as of January 1, 2008 will reverse in future years at a lower effective tax rate. The Company recognized the effect of the new tax legislation during 2007, resulting in an increase in the income tax benefit of $1,579,000.

Taxes have been provided on earnings distributed and expected to be distributed by the Company's foreign subsidiaries. All other foreign earnings are undistributed and considered to be indefinitely reinvested and, accordingly, no provision for U.S. Federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculations; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

The Company has entered into an agreement with the Board of Investment in Thailand under which the Company's Thailand subsidiary is exempt from that country's corporate income tax on income derived from manufacturing activities. Subject to certain limitations, this agreement provides for 100% of the Company's income from manufacturing activities in Thailand to be tax-free through 2010 and 50% of the income to be tax-free for another five years. The benefits recognized from this tax holiday were approximately $1,700,000, $1,300,000 and $1,600,000 in 2007, 2006 and 2005, respectively.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

11. Employee benefit plans

Pension and other postretirement benefits

The Company and its subsidiaries sponsor multiple defined benefit pension plans and an other postretirement benefit plan. The Company's pension plans are based in subsidiaries located outside of the United States. The Company uses its year-end as the measurement date for these plans. The following table sets forth the funded status of the defined benefit pension plans and the postretirement plan.

	Pension plans		Other postretirement benefits
(in thousands)	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006

Change in Benefit Obligation
Benefit obligation at beginning of year	$(85,706)	$(75,114)	$(1,926)	$(1,989)
Service cost	(2,171)	(2,981)	(67)	(34)
Interest cost	(3,865)	(3,180)	(135)	(111)
Participant contributions	—	—	(38)	(44)
Actuarial gain (loss)	8,176	(1,529)	(359)	106
Benefit payments	2,273	2,291	363	146
Settlements	59	3,299	—	—
Curtailments	635	—	—	—
Plan amendments	1,067	—	—	—
Foreign currency translation and other	(9,211)	(8,492)	—	—

Benefit obligation at end of year	(88,743)	(85,706)	(2,162)	(1,926)
Change in Plan Assets
Fair value of plan assets at beginning of year	21,401	20,256	—	—
Actual return on plan assets	261	16	—	—
Company contributions	2,165	3,917	325	102
Participant contributions	—	—	38	44
Benefit payments	(2,273)	(2,291)	(363)	(146)
Settlements	(59)	(3,299)	—	—
Foreign currency translation and other	2,420	2,802	—	—

Fair value of plan assets at end of year	23,915	21,401	—	—

Funded status at end of year	(64,828)	(64,305)	(2,162)	(1,926)
Unrecognized net actuarial (gain) loss(a)	—	13,219	—	(46)

Net amount recognized	$(64,828)	$(51,086)	$(2,162)	$(1,972)

Amounts recognized in the consolidated balance sheet consist of:
Accrued liabilities	$(1,016)	$—	$(195)	$—
Pension and postretirement benefits liabilities	(63,812)	(59,247)	(1,967)	(1,972)
Accumulated other comprehensive loss (pre-tax)(a)	—	8,161	—	—

Net amount recognized	$(64,828)	$(51,086)	$(2,162)	$(1,972)

Amounts recognized in accumulated other comprehensive loss (pre-tax) consist of:
Net actuarial loss	$6,230	$—	$20	$—
Prior service credit	(1,060)	—	—	—
Minimum pension liability(a)	—	8,161	—	—

Net amount recognized	$5,170	$8,161	$20	$—

(a)
Amounts recognized in accumulated other comprehensive loss in 2007 upon adoption of FAS 158.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

11. Employee benefit plans (continued)

The accumulated benefit obligation for all defined benefit pension plans was $81,942,000 and $79,518,000 at December 29, 2007 and December 30, 2006, respectively. Each of the Company's defined benefit pension plans had accumulated benefit obligations in excess of plan assets at December 29, 2007.

The following table provides the components of net periodic benefit cost:

	Pension Plans
(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Service cost	$2,171	$2,981	$3,039
Interest cost	3,865	3,180	3,221
Expected return on plan assets	(1,033)	(75)	(803)
Amortization of prior service cost	(76)	16	—
Recognized net actuarial loss	404	343	35
Settlement gain, net	(59)	(944)	—
Curtailment gain	(461)	—	—

Net periodic benefit cost	$4,811	$5,501	$5,492

	Other Postretirement Benefits
(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Service cost	$67	$34	$31
Interest cost	135	111	114
Recognized net actuarial loss	18	—	8

Net periodic benefit cost	$220	$145	$153

Weighted average assumptions used to determine the benefit obligation and net periodic benefit costs consist of:

	Pension Plans		Other Postretirement Benefits
Weighted average assumptions as of the end of year	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006

Discount rate used to determine the benefit obligation	5.25%	4.40%	6.00%	5.75%
Discount rate used to determine the net periodic benefit costs	4.40%	4.25%	5.75%	5.75%
Expected return on plan assets	5.00%	5.00%	N/A	N/A
Rate of compensation increase	2.00%	2.00%	N/A	N/A

The Company's pension plan assets are invested to obtain a reasonable long-term rate of return at an acceptable level of investment risk. Risk tolerance is established through

Polypore International, Inc.

Notes to consolidated financial statements (continued)

11. Employee benefit plans (continued)

consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, liability measurements and asset/liability studies. The Company's expected return on plan assets is based on historical market data for each asset class. The assets in the pension plans are diversified across equity and fixed income investments, except for certain pension plans funded by insurance contracts. The investment portfolio has target allocations of approximately 30% equity and 70% fixed income (including insurance contracts). At December 29, 2007, the actual portfolio allocations were 26% equity, 60% bonds and 14% insurance contracts.

On December 31, 2005, the Company terminated its only U.S. pension plan. The liabilities of the U.S. pension plan were settled during 2006, resulting in a settlement charge of $436,000. In addition, the liabilities of the pension plan at the Company's Austrian facility, which was closed in connection with the 2005 restructuring plan, were settled during 2006 and resulted in a settlement gain of $1,380,000.

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit costs during 2008 are as follows:

(in thousands)	Pension Plans

Net actuarial loss	$35
Prior service credit	(82)

$(47)

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate for the medical plan) is 8.50% for 2008, and is assumed to trend down to 5% by 2011 and thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one percentage-point change in the health care trend rates would not have a material effect on the post-retirement benefit obligation.

In 2008, the Company expects to contribute $1,756,000 and $201,000 to its pension and postretirement benefit plans, respectively.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

11. Employee benefit plans (continued)

The estimated future benefit payments expected to be paid for each of the next five years and the sum of payments expected for the next five years thereafter are:

(in thousands)	Pension Plans	Other Postretirement Benefits

2008	$2,864	$201
2009	3,033	177
2010	3,426	159
2011	3,552	151
2012	3,941	124
2013–2017	23,151	675

401(k) Plans

The Company sponsors a 401(k) plan for U.S. salaried employees. Salaried employees are eligible to participate in the plan on January 1, April 1, July 1 or October 1 after their date of employment. Under the plan, employer contributions are defined as 5% of a participant's base salary plus a matching of employee contributions allowing for a maximum matching contribution of 3% of a participant's earnings. The cost of the plan recognized as expense was $2,273,000, $1,550,000 and $1,585,000 in 2007, 2006 and 2005, respectively.

In accordance with collective bargaining agreements, the Company sponsors a 401(k) plan for U.S. hourly employees subject to such agreements. Depending on the applicable collective bargaining agreement, employer basic contributions are defined as 2% or 3.25% of a participant's base earnings plus a matching of employee contributions allowing for a maximum matching contribution of 2.25% or 2.50% of a participant's earnings. The Company also makes a separate contribution for employees hired prior to January 1, 2000 and who are not eligible for the postretirement benefit plan. The cost of the plan recognized as expense was $707,000, $613,000 and $569,000 in 2007, 2006 and 2005, respectively.

Postemployment benefits

The Company provides postemployment benefits at its German subsidiary under the ATZ early retirement program. The ATZ program allows older workers to stop working before they reach retirement age and receive a reduced salary and certain benefits until they reach retirement age. The Company accounts for benefits provided under the ATZ program in accordance with FASB Statement No. 112, Employers' Accounting for Postemployment Benefits. As discussed in Note 2, the Company adopted EITF No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) on January 1, 2006.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

12. Environmental matters

The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Environmental reserves, which are predominately euro-denominated were $29,153,000 and $27,995,000 as of December 29, 2007 and December 30, 2006, respectively. The increase in environmental reserves resulted from changes in foreign exchange rates, offset by payments made during 2007.

In connection with the 2004 Transactions, the Company identified potential environmental contamination at its manufacturing facility in Potenza, Italy. Based on environmental studies and the initial remediation plan presented to local authorities, the Company recorded a liability of $3,261,000 in connection with the application of purchase accounting for the 2004 Transactions. During the fourth quarter of 2006, the Company further refined the remediation plan after consultations with local authorities, resulting in an increase in the estimated environmental liability of $1,078,000 that was recorded through a charge to earnings. The Company anticipates that expenditures will be made over the next seven to ten years.

In 2006, as part of an internal self-audit of its Corydon, Indiana and Owensboro, Kentucky facilities, the Company identified instances of potential non-compliance with its environmental operating permits at these facilities. The Company self-reported these issues to the proper state and federal agencies and is taking steps to resolve these issues. Although the agencies have the authority and discretion to issue substantial fines that could be material, based upon management's analysis of facts and circumstances and consideration of recent cases addressed by the agencies involved, the Company does not believe that the maximum penalty will be assessed and that penalties, if any, resulting from this matter will not have a material adverse effect on the business, financial condition or results of operations of the Company.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will be made over the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel N.V. ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December

Polypore International, Inc.

Notes to consolidated financial statements (continued)

12. Environmental matters (continued)

1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. At December 29, 2007 and December 30, 2006, amounts receivable under the indemnification agreements were $19,952,000 and $18,669,000, respectively. The current portion of the indemnification receivable is included in other current assets.

13. Business restructuring

2006 Restructuring plan

In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, the Company's separations media segment exited the production of cellulosic membranes and realigned its cost structure at its Wuppertal, Germany facility. On August 24, 2006, the Company announced a layoff of approximately 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $33,753,000, consisting of a $17,492,000 non-cash impairment charge for buildings and equipment used in the production of cellulosic hemodialysis membranes, $10,466,000 for the employee layoffs and $5,795,000 for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. During 2007, restructuring charges were reduced by $937,000 as the Company reversed restructuring liabilities, largely as a result of lower actual severance expenses than originally estimated. The Company expects to complete these activities by the end of the 2010. The timing, scope and costs of these restructuring measures are subject to change as the Company proceeds with its restructuring plans and further evaluates its business needs and costs.

2005 Restructuring plan

In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, the Company's energy storage segment transferred certain assets from Europe and the United States to its facilities in Thailand and China. The capacity realignment plan included the closure of the Company's facility in Feistritz, Austria, the downsizing of its Norderstedt, Germany facility and the relocation of certain assets from these two plants to the Company's facilities in Prachinburi, Thailand. During 2006, the Company completed installation and started production with the assets relocated to Thailand.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

13. Business restructuring (continued)

Additionally, finishing equipment from the Company's facility in Charlotte, North Carolina was relocated to its facility in Shanghai, China. The total cost of the realignment plan was $9,117,000, including a non-cash impairment charge of $1,278,000 in 2005 for property, plant and equipment located at the Feistritz, Austria facility that was relocated to Prachinburi, Thailand.

2004 Restructuring plan

In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, the Company implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions. All activities and charges relating to the 2004 Restructuring Plan were completed during 2006. During 2007, restructuring charges were reduced as the Company reversed restructuring liabilities of $479,000, largely as a result of lower actual severance expenses than originally estimated.

Restructuring activity during 2007 consists of:

(in thousands)	Balance at December 30, 2006	Restructuring Charges	Cash Payments	Foreign Currency Translation	Balance at December 29, 2007

2006 Restructuring Plan:
Severance and benefit costs	$11,559	$(937)	$(7,684)	$610	$3,548
Other	5,684	158	(4,771)	217	1,288

	17,243	(779)	(12,455)	827	4,836
2005 Restructuring Plan:
Severance and benefit costs	876	161	(690)	57	404
Other	—	211	(211)	—	—

	876	372	(901)	57	404
2004 Restructuring Plan:
Severance and benefit costs	1,152	(479)	(729)	56	—

Total	$19,271	$(886)	$(14,085)	$940	$5,240

Polypore International, Inc.

Notes to consolidated financial statements (continued)

13. Business restructuring (continued)

Restructuring activity during 2006 consists of:

(in thousands)	Balance at December 31, 2005	Restructuring Charges	Non-cash Charges	Cash Payments	Foreign Currency Translation	Balance at December 30, 2006

2006 Restructuring Plan:
Severance and benefit costs	$—	$11,403	$—	$(286)	$442	$11,559
Asset impairment	—	17,492	(17,492)	—	—	—
Other	—	5,637	—	(102)	149	5,684

	—	34,532	(17,492)	(388)	591	17,243
2005 Restructuring Plan:
Severance and benefit costs	1,506	557	—	(1,338)	151	876
Other	—	1,334	—	(1,334)	—	—

	1,506	1,891	—	(2,672)	151	876
2004 Restructuring Plan:
Severance and benefit costs	4,069	—	—	(3,140)	223	1,152
Raw materials	32	—	—	(33)	1	—
Other	265	604	—	(877)	8	—

	4,366	604	—	(4,050)	232	1,152

Total	$5,872	$37,027	$(17,492)	$(7,110)	$974	$19,271

The Company expects to make payments against the restructuring reserve as follows:

(in thousands)

2008	$2,060
2009	668
2010	821
2011	1,107
2012	117
Thereafter	467

$5,240

In the consolidated balance sheet, the current portion of the reserve for business restructuring costs is recorded in "Accrued liabilities" and the non-current portion is recorded in "Other" non-current liabilities.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

14. Other comprehensive loss

The components of accumulated other comprehensive loss were as follows:

(in thousands)	December 29, 2007	December 30, 2006

Foreign currency translation adjustment	$(301)	$852
Net actuarial loss and prior service credit	(3,624)	—
Minimum pension liability	—	(4,901)

Accumulated other comprehensive loss	$(3,925)	$(4,049)

15. Stock-based compensation plans

The Company offers stock option plans to attract, retain, motivate and reward key officers, non-employee directors and employees. Stock options are issued at a price not less than the fair market value on the grant date.

On June 28, 2007, the Company adopted the 2007 Stock Incentive Plan ("2007 Plan"). The 2007 Plan allows for the grant of stock options, restricted stock and other instruments for up to a total of 1,751,963 shares of common stock. Stock options granted under the 2007 Plan have 10-year terms and will be issued with an exercise price not less than the fair market value of the Company's stock on the grant date. Stock options granted under the 2007 Plan may vest based on satisfaction of certain annual performance criteria or may vest over time.

On June 15, 2006, the Company adopted the Polypore International, Inc. 2006 Stock Option Plan ("2006 Plan") and reserved 2,596,694 shares for issuance under the 2006 Plan. Options granted under the 2006 Plan have 10-year terms and vest based on satisfaction of certain annual and cumulative performance criteria over the four fiscal year period following the adoption of the 2006 Plan. In addition, all or a portion of the options granted under the 2006 Plan will vest upon a change in control if equity investors receive predetermined rates of return on their investment.

In 2004, the Company adopted the Polypore International, Inc. 2004 Stock Option Plan ("2004 Plan"). Under the 2004 Plan, options granted have 10-year terms. As a condition to receiving stock option grants under the 2006 Plan, participants in the 2006 Plan agreed that all unvested stock options granted under the 2004 Plan would be forfeited. Additionally, the participants in the 2006 Plan agreed that all vested stock options granted under the 2004 Plan would be subject to the terms and conditions of the 2006 Plan and that the exercise price and expiration date of the previously vested options would remain unchanged.

Stock option compensation expense was $705,000, $302,000 and $456,000 in 2007, 2006 and 2005, respectively. Stock option compensation expense is recognized as a component of "Selling, general and administrative expenses" in the accompanying consolidated statements of operations. As of December 29, 2007, the Company had $3,055,000 of total unrecognized stock

Polypore International, Inc.

Notes to consolidated financial statements (continued)

15. Stock-based compensation plans (continued)

option compensation expense, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 2.3 years.

A summary of the status of the Company's stock option plans is as follows:

	Options	Weighted- average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)

Outstanding at December 30, 2006	2,260,571	$5.22
Granted	345,500	17.07
Exercised	(23,065)	5.14
Forfeited	(118,967)	4.92

Outstanding at December 29, 2007	2,464,039	$6.89	8.6	$25,244

Vested and exercisable at December 29, 2007	666,667	$5.33	8.2	$7,870
Expected to vest	1,542,428	7.47	8.7	15,124

Exercise prices for options outstanding at December 29, 2007 ranged from $4.92 to $17.76. The total intrinsic value of options exercised during 2007 amounted to $243,000.

The total fair values of options vested during 2007, 2006 and 2005 were $374,000, $309,000 and $329,000, respectively.

Under FAS 123(R), the Company is required to estimate the fair value of stock options on the date of the grant using an option-pricing model. The weighted average grant-date fair value of options granted during 2007, 2006 and 2005 amounted to $6.91, $1.32 and $1.36 per share, respectively. The fair value of each stock option granted was estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions:

	Weighted average assumptions
	2007	2006	2005

Weighted-average expected life (years)	6.25	3.50	4.00
Risk-free interest rate	3.57%–4.51%	5.10%	3.86%
Expected volatility	23.00%–34.90%	23.00%	20.00%
Dividend yield	—	—	—

The potential expected life of the stock options range from the vesting period of the options (three and a half years to five years) to the contractual life of the options of ten years. During 2005, because the Company had no history with the expected life of stock options, the Company used the low end of the range in its fair value calculations, as allowed under

Polypore International, Inc.

Notes to consolidated financial statements (continued)

15. Stock-based compensation plans (continued)

FAS 123. During 2006 and 2007, the Company determined that the expected life of the options was 3.5 and 6.5 years, respectively, based primarily on the structure of the option plans, the vesting periods and the contractual lives of the options.

The Company's risk-free interest rate is based on the interest rate of U.S. Treasury bills with a term approximating the expected life of the option and is measured at the date of the stock option grant. Since the Company's common stock has only been publicly traded since June 28, 2007, the expected volatility was estimated based on the historical volatility of certain publicly-traded peer companies. The Company does not anticipate paying dividends.

Under the 2007 Plan, the Company's three outside directors received annual restricted stock grants totaling approximately $10,000 per director, which vest equally over a period of three years. During 2007, these restricted stock grants totaled 1,848 shares at an average grant price of $16.23 per share. At December 29, 2007, none of the restricted stock shares had vested. During 2007, the Company recognized $2,000 in expense related to the restricted stock grants and expects to recognize $28,000 in expense over the next two years.

16. Acquisition

Effective January 1, 2007, the Company purchased from Nippon Sheet Glass Company, Limited ("NSG") a 60% share in Daramic NSG Tianjin PE Separator Co., LTD ("DNPET") for $5,475,000, including acquisition related costs. DNPET is a lead-acid battery separator manufacturing facility located in Tianjin, China. The acquisition supports the Company's strategy of expanding capacity in the high growth Asia-Pacific region. Beginning January 1, 2007, DNPET's assets, liabilities, results of operations and cash flows are consolidated with those of the Company and NSG's interest in DNPET is included in the Company's consolidated balance sheet as minority interest within other liabilities. The Company is entitled to all of the earnings and cash flow from DNPET for the first two years and after that, earnings and cash flows are allocated based on ownership percentages. The acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations and FASB Statement No. 142, Goodwill and Other Intangible Assets. On January 1, 2009 and January 1, 2012, the Company can exercise a call option and NSG can exercise a put option for the Company to purchase NSG's 40% ownership interest for $3,600,000. After 2012, the exercise price of the call and put options will be equal to the fair market value of the shares, as determined by an independent appraiser. No amounts were assigned to the call or put option in the allocation of purchase price for the acquisition. The excess of the purchase price over the fair value of the net assets purchased was approximately $1,240,000 and was allocated to goodwill. DNPET is included in the Company's energy storage segment.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

17. Related party transactions

The Company's German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company. The investments represent approximately 25% ownership in each of the firms and are accounted for by the equity method of accounting. The Company's equity investment account balance was $278,000 and $177,000 at December 29, 2007 and December 30, 2006, respectively. Charges from the affiliates for work performed were $1,266,000, $961,000 and $1,407,000 in 2007, 2006 and 2005, respectively. The Company has amounts due to the affiliates of approximately $112,000 and $59,000 at December 30, 2007 and December 30, 2006, respectively.

18. Segment information

The Company's operations are principally managed on a products basis and are comprised of three operating segments that have been aggregated into two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various medical and industrial applications.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

18. Segment information (continued)

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization. In addition, it evaluates business segment performance before business restructuring charges and the impact of certain non-recurring costs. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Financial information relating to the reportable operating segments is presented below:

(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Net sales to external customers (by major product group):
Lead-acid battery separators	$291,473	$261,758	$243,082
Lithium battery separators	87,884	79,693	64,919

Energy storage	379,357	341,451	308,001
Healthcare	103,151	94,065	91,468
Filtration and specialty	52,159	42,640	31,635

Separations media	155,310	136,705	123,103

Total net sales to external customers	$534,667	$478,156	$431,104

Operating income:
Energy storage	$81,427	$72,469	$63,653
Separations media	22,205	5,218	13,186
Corporate	(271)	(258)	(1,405)

Segment operating income	103,361	77,429	75,434
Business restructuring	(886)	37,027	8,693
Change in accounting principle related to postemployment benefits	—	(2,593)	—

Total operating income	104,247	42,995	66,741
Reconciling items:
Interest expense	80,998	92,287	81,988
Costs related to purchase of 10.50% senior discount notes	30,057	—	—
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	7,173	—	—
Foreign currency and other	1,621	3,207	(4,418)

Loss from continuing operations before income taxes	$(15,602)	$(52,499)	$(10,829)

Depreciation and amortization:
Energy storage	$32,334	$31,453	$31,694
Separations media	16,519	28,759	22,405

Total depreciation and amortization	$48,853	$60,212	$54,099

Capital expenditures:
Energy storage	$18,230	$15,070	$6,293
Separations media	11,570	8,903	6,724

Total capital expenditures	$29,800	$23,973	$13,017

Polypore International, Inc.

Notes to consolidated financial statements (continued)

18.    Segment information (continued)

(in thousands)	December 29, 2007	December 30, 2006

Assets:
Energy storage	$874,522	$840,523
Separations media	516,828	502,203
Corporate assets	37,693	47,134

Total assets	$1,429,043	$1,389,860

Net sales by geographic location, based on the country from which the product is shipped, were as follows:

(in thousands)	Year ended December 29, 2007	Year ended December 30, 2006	Year ended December 31, 2005

Net sales to unaffiliated customers:
United States	$185,315	$179,965	$158,422
Germany	150,461	131,002	121,360
France	80,259	73,290	64,450
Other	118,632	93,899	86,872

Total	$534,677	$478,156	$431,104

Property, plant and equipment by geographic location were as follows:

(in thousands)	December 29, 2007	December 30, 2006

United States	$111,378	$107,050
Germany	180,557	167,199
Thailand	44,620	34,981
Other	64,729	54,296

Total	$401,284	$363,526

Polypore International, Inc.

Notes to consolidated financial statements (continued)

19.    Quarterly results of operations (unaudited)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal year ended December 29, 2007
Net sales	$129,036	$131,063	$129,930	$144,638
Gross profit	48,146	47,775	45,839	55,225
Income (loss) from continuing operations	2,094	(1,062)	(14,622)	14,037
Income (loss) from discontinued operations, net of income taxes	16	11	42	30
Net income (loss)	2,110	(1,051)	(14,580)	14,067
Net income (loss) per common share—basic and diluted:
Continuing operations	$0.08	$(0.04)	$(0.36)	$0.35
Discontinued operations	—	—	—	—
Net income (loss) per common share	$0.08	$(0.04)	$(0.36)	$0.35

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal year ended December 30, 2006
Net sales	$114,910	$122,768	$115,981	$124,497
Gross profit	40,237	44,620	38,102	41,943
Loss from continuing operations	(1,541)	(1,315)	(24,042)	(2,659)
Loss from discontinued operations, net of income taxes	(19)	(59)	(76)	(89)
Cumulative effect of a change in accounting principle, net of income taxes	231	—	—	—
Net loss	(1,329)	(1,374)	(24,118)	(2,748)
Loss per common share—basic and diluted:
Continuing operations	$(0.06)	$(0.05)	$(0.95)	$(0.11)
Discontinued operations	—	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes	0.01	—	—	—
Net loss per common share	$(0.05)	$(0.05)	$(0.95)	$(0.11)

During the third quarter of 2007, the Company used the proceeds from its initial public offering and cash on hand to purchase and retire its 10.50% senior discount notes. As a result of the purchase of the notes, the Company incurred a $30,038,000 charge to income, which is comprised of redemption and tender premiums of $29,504,000 and the write-off of unamortized loan acquisition costs of $534,000. The Company also refinanced Polypore's senior secured credit facility with a new senior secured credit facility. In connection with the refinancing, the Company wrote-off loan acquisition costs of $7,173,000 associated with the previous senior secured credit facility.

During the third quarter of 2007, the German government enacted the 2008 Tax Reform Act legislation which reduced corporate income tax rates and changed the calculation of taxable

Polypore International, Inc.

Notes to consolidated financial statements (continued)

19.    Quarterly results of operations (unaudited) (continued)

income in Germany. The Company recognized the effect of the new tax legislation during the third quarter of 2007, resulting in an increase in the income tax benefit of $6,140,000.

During the fourth quarter of 2007, the Italian Parliament approved the 2008 Finance Bill which reduced corporate income tax rates affected taxation of corporations doing business in Italy. As a result of the changes in the Italian and German tax laws, the Company recorded an additional tax benefit of approximately $2,389,000 in the fourth quarter of 2007 to reflect the new legislation.

During the third quarter of 2006, the Company recorded a restructuring charge of $36,008,000 related to the 2006 business restructuring plan. This adjustment resulted in a decrease in third quarter net income of $22,325,000. The Company continued to refine its estimate of restructuring costs during the fourth quarter of 2006, including completion of negotiations with the local Works Council in connection with employee layoffs. As a result of these activities, the restructuring reserve was reduced which increased fourth quarter income before income taxes and net income by $1,476,000 and $969,000, respectively.

20.    Discontinued operations

In January 2008, the Company sold a non-core synthetic paper business. The results of operations are presented as discontinued operations for all periods presented in the Company's consolidated statements of operations.

21.    Subsequent events

On February 29, 2008, the Company purchase 100% of the stock of Microporous Holding Corporation, the parent company of Microporous Products L.P. ("Microporous"). The acquisition broadens the Company's participation in the deep-cycle industrial battery market, adds to its membrane technology portfolio and product breadth, enhances service to common customers and adds cost-effective production capacity. The results of Microporous operations are included in the Company's energy storage segment and have been included in the consolidated financial statements since the date of acquisition. The purchase price for Microporous stock, including acquisition-related costs, was approximately $28,093,000 which the Company paid at closing. Also, at the time of closing, the Company repaid certain indebtedness of Microporous in the aggregate amount of approximately $33,643,000 and assumed $14,235,000 of debt. The purchase price is subject to post-closing adjustments. The purchase agreement provides for additional cash payments of up to an aggregate of $3,750,000 over the next three years beginning in 2008, contingent upon the acquired business meeting defined earnout provisions.

22.    Financial statements of guarantors

On July 31, 2007, Polypore merged with and into the Company, and the Company assumed all of Polypore's obligations under the 8.75% senior subordinated notes. The senior subordinated notes are unconditionally guaranteed, jointly and severally, on a senior basis by certain of the Company's wholly owned subsidiaries ("Guarantors"). Management has determined that separate complete financial statements of the Guarantors would not be material to users of the financial statements.

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22.    Financial statements of guarantors (continued)

The following sets forth condensed consolidating financial statements of the Guarantors and non-Guarantor subsidiaries.

Condensed consolidating balance sheet
as of December 29, 2007

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Assets
Cash and cash equivalents	$—	$40,055	$14,879	$—	$54,934
Accounts receivable, net	36,116	79,503	—	—	115,619
Inventories	20,360	43,969	—	—	64,329
Deferred income taxes	—	—	1,808	—	1,808
Prepaid and other	2,578	10,242	(155)	—	12,665

Total current assets	59,054	173,769	16,532	—	249,355
Due from affiliates	237,033	324,314	287,491	(848,838)	—
Investment in subsidiaries	224,443	283,721	270,952	(779,116)	—
Property, plant and equipment, net	111,379	289,905	—	—	401,284
Goodwill	—	1,240	567,544	—	568,784
Intangibles and loan acquisition costs, net	44	—	187,817	—	187,861
Other	1,552	17,659	2,548	—	21,759

Total assets	$633,505	$1,090,608	$1,332,884	$(1,627,954)	$1,429,043

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$30,548	$47,206	$6,800	$—	$84,554
Income taxes payable	—	—	424	—	424
Current portion of debt	—	513	4,036	—	4,549
Current portion of capital lease obligation	1,435	—	—	—	1,435

Total current liabilities	31,983	47,719	11,260	—	90,962
Due to affiliates	315,847	310,017	222,974	(848,838)	—
Debt, less current portion	—	50,661	762,875	—	813,536
Capital lease obligation, less current portion	3,319	—	—	—	3,319
Pension and postretirement benefits, less current portion	2,343	63,436	—	—	65,779
Postemployment benefits	—	3,673	—	—	3,673
Environmental reserve, less current portion	—	22,627	—	—	22,627
Deferred income taxes and other	70,954	22,418	444	—	93,816
Shareholder's equity	209,059	570,057	335,331	(779,116)	335,331

Total liabilities and shareholders' equity	$633,505	$1,090,608	$1,332,884	$(1,627,954)	$1,429,043

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating balance sheet

as of December 30, 2006

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Assets
Cash and cash equivalents	$—	$30,807	$23,905	$—	$54,712
Accounts receivable, net	37,287	64,823	—	—	102,110
Inventories	16,211	51,530	—	—	67,741
Other	3,435	10,062	(111)	—	13,386

Total current assets	56,933	157,222	23,794	—	237,949
Due from affiliates	199,196	256,327	284,658	(740,181)	—
Investment in subsidiaries	252,129	304,592	220,743	(777,464)	—
Property, plant and equipment, net	107,050	256,476	—	—	363,526
Goodwill	—	—	567,587	—	567,587
Intangibles and loan acquisition costs, net	57	—	204,588	—	204,645
Other	645	15,437	71	—	16,153

Total assets	$616,010	$990,054	$1,301,441	$(1,517,645)	$1,389,860

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$13,769	$53,741	$13,867	$—	$81,377
Income taxes payable	13,447	(9,758)	—	—	3,689
Current portion of debt	—	152	3,786	—	3,938
Current portion of capital lease obligation	1,377	—	—	—	1,377

Total current liabilities	28,593	44,135	17,653	—	90,381
Due to affiliates	290,183	258,683	191,315	(740,181)	—
Debt, less current portion	—	63	1,038,774	—	1,038,837
Capital lease obligations, less current portion	4,754	—	—	—	4,754
Pension and postretirement benefits	2,302	58,917	—	—	61,219
Post employment benefits	—	4,451	—	—	4,451
Environmental reserve, less current portion	—	22,935	—	—	22,935
Deferred income taxes and other	63,593	49,991	(15,963)	—	97,621
Shareholder's equity	226,585	550,879	69,662	(777,464)	69,662

Total liabilities and shareholders' equity	$616,010	$990,054	$1,301,441	$(1,517,645)	$1,389,860

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating statement of operations

for the year ended December 29, 2007

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$185,315	$349,352	$—	$—	$534,667
Cost of goods sold	80,013	257,669	—	—	337,682

Gross profit	105,302	91,683	—	—	196,985
Selling, general and administrative expenses	58,955	34,119	550	—	93,624
Business restructuring	—	(886)	—	—	(886)

Operating income (loss)	46,347	58,450	(550)	—	104,247
Costs related to purchase of 10.50% senior discount notes	—	—	30,057	—	30,057
Write-off of loan acquisition costs associated with refinancing of senior secured credit facilities	—	—	7,173	—	7,173
Interest expense and other	(7,276)	10,357	79,538	—	82,619
Equity in earnings of subsidiaries	—	—	(64,151)	64,151	—

Income (loss) from continuing operations before income taxes	53,623	48,093	(53,167)	(64,151)	(15,602)
Income taxes	29,432	8,133	(53,614)	—	(16,049)

Income from continuing operations	$24,191	$39,960	$447	$(64,151)	$447

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating statement of operations
for the year ended December 30, 2006

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$179,621	$298,535	$—	$—	$478,156
Cost of goods sold	80,145	233,109	—	—	313,254

Gross profit	99,476	65,426	—	—	164,902
Selling, general and administrative expenses	54,112	32,630	731	—	87,473
Business restructuring	—	37,027	—	—	37,027
Change in accounting principle related to postemployment benefits	—	(2,593)	—	—	(2,593)

Operating income (loss)	45,364	(1,638)	(731)	—	42,995
Interest expense and other	(4,449)	7,534	92,409	—	95,494
Equity in earnings of subsidiaries	—	—	(21,579)	21,579	—

Income (loss) from continuing operations before income taxes	49,813	(9,172)	(71,561)	(21,579)	(52,499)
Income taxes	27,951	(8,889)	(42,004)	—	(22,942)

Income (loss) from continuing operations	$21,862	$(283)	$(29,557)	$(21,579)	$(29,557)

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating statement of operations
for the year ended December 31, 2005

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$158,615	$272,489	$—	$—	$431,104
Cost of goods sold	73,941	206,617	—	—	280,558

Gross profit	84,674	65,872	—	—	150,546
Selling, general and administrative expenses	44,451	29,256	1,405	—	75,112
Business restructuring	159	8,534	—	—	8,693

Operating income (loss)	40,064	28,082	(1,405)	—	66,741
Interest expense and other	(2,244)	287	79,527	—	77,570
Equity in earnings of subsidiaries	—	—	(39,086)	39,086	—

Income (loss) from continuing operations before income taxes	42,308	27,795	(41,846)	(39,086)	(10,829)
Income taxes	22,931	8,086	(39,364)	—	(8,347)

Income (loss) from continuing operations	$19,377	$19,709	$(2,482)	$(39,086)	$(2,482)

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating statement of cash flows
for the year ended December 29, 2007

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$27,467	$50,013	$48,548	$(56,722)	$69,306
Investing activities:
Purchases of property, plant and equipment	(12,481)	(17,319)	—	—	(29,800)
Proceeds from sale of property, plant and equipment	11	14	—	—	25
Acquisitions, net of cash acquired	—	(5,475)	—	—	(5,475)

Net cash used in investing activities	(12,470)	(22,780)	—	—	(35,250)
Financing activities:
Proceeds from the new senior secured credit facility	—	42,551	327,449	—	370,000
Principal payments on debt	(1,377)	(95)	(371,139)	—	(372,611)
Purchase of the 10.50% senior discount notes	—	—	(293,666)	—	(293,666)
Proceeds from initial public offering, net of underwriting fees and other offering related costs	—	—	264,837	—	264,837
Loan acquisition costs	—	—	(8,672)	—	(8,672)
Repurchase of common stock	—	—	(320)	—	(320)
Issuance of common stock	—	—	30	—	30
Intercompany transactions, net	(13,671)	(66,958)	23,907	56,722	—

Net cash used in financing activities	(15,048)	(24,502)	(57,574)	56,722	(40,402)
Effect of exchange rate changes on cash and cash equivalents	51	6,517	—	—	6,568

Net increase in cash and cash equivalents	—	9,248	(9,026)	—	222
Cash and cash equivalents at beginning of year	—	30,807	23,905	—	54,712

Cash and cash equivalents at end of year	$—	$40,055	$14,879	$—	$54,934

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating statement of cash flows
for the year ended December 30, 2006

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by (used in) operating activities	$43,510	$47,782	$(20,196)	$(21,131)	$49,965
Investing activities:
Purchases of property, plant and equipment	(9,939)	(14,034)	—	—	(23,973)
Proceeds from sale of property, plant and equipment	6	55	—	—	61

Net cash used in investing activities	(9,933)	(13,979)	—	—	(23,912)
Financing activities:
Principal payments on debt	(1,299)	(1,188)	(946)	—	(3,433)
Loan acquisition costs	—	—	(15)	—	(15)
Issuance of common stock	—	—	399	—	399
Intercompany transactions, net	(32,250)	(23,682)	34,801	21,131	—

Net cash provided by (used in) financing activities	(33,549)	(24,870)	34,239	21,131	(3,049)
Effect of exchange rate changes on cash and cash equivalents	(48)	3,701	(5)	—	3,648

Net increase (decrease) in cash and cash equivalents	(20)	12,634	14,038	—	26,652
Cash and cash equivalents at beginning of year	20	18,173	9,867	—	28,060

Cash and cash equivalents at end of year	$—	$30,807	$23,905	$—	$54,712

Polypore International, Inc.

Notes to consolidated financial statements (continued)

22. Financial statements of guarantors (continued)

Condensed consolidating statement of cash flows
for the year ended December 31, 2005

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$52,303	$33,260	$17,252	$(38,626)	$64,189
Investing activities:
Purchases of property, plant and equipment	(4,041)	(8,976)	—	—	(13,017)
Proceeds from sale of property, plant and equipment	24	—	—	—	24

Net cash used in investing activities	(4,017)	(8,976)	—	—	(12,993)
Financing activities:
Principal payments on debt	(1,272)	(4,097)	(45,020)	—	(50,389)
Loan acquisition costs	—	—	(2,400)	—	(2,400)
Intercompany transactions, net	(49,300)	(18,719)	29,393	38,626	—

Net cash used in financing activities	(50,572)	(22,816)	(18,027)	38,626	(52,789)
Effect of exchange rate changes on cash and cash equivalents	43	(3,539)	—	—	(3,496)

Net decrease in cash and cash equivalents	(2,243)	(2,071)	(775)	—	(5,089)
Cash and cash equivalents at beginning of year	2,263	20,244	10,642	—	33,149

Cash and cash equivalents at end of year	$20	$18,173	$9,867	$—	$28,060

Schedule II

Polypore International, Inc.
Financial statement schedule—Valuation and qualifying accounts

For the years ended December 29, 2007, December 30, 2006 and December 31, 2005

		Additions
(in thousands)	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts		Deductions	Balance at end of year

Year ended December 29, 2007:
Allowance for doubtful accounts	$8,610	$134	$775	(1)	$(707) (2)	$8,812
Valuation allowance of deferred tax asset	6,200	—	—		(150)	6,050

	$14,810	$134	$775		$(857)	$14,862

Year ended December 30, 2006:
Allowance for doubtful accounts	$6,815	$1,887	$530	(1)	$(622) (2)	$8,610
Valuation allowance of deferred tax asset	4,037	2,163	—		—	6,200

	$10,852	$4,050	$530		$(622)	$14,810

Year ended December 31, 2005:
Allowance for doubtful accounts	$5,962	$1,873	$(624)	(1)	$(396) (2)	$6,815
Valuation allowance of deferred tax asset	2,245	1,792	—		—	4,037

	$8,207	$3,665	$(624)		$(396)	$10,852

(1)
Foreign currency translation adjustment.

(2)
The amount represents charge-offs net of recoveries.

Polypore International, Inc.

Condensed consolidated balance sheets

(in thousands, except share data)	March 29, 2008 (unaudited)	December 29, 2007*

Assets
Current assets:
Cash and cash equivalents	$23,150	$54,934
Accounts receivable, net	124,763	115,619
Inventories	74,465	64,329
Deferred income taxes	1,482	1,808
Prepaid and other	18,664	12,665

Total current assets	242,524	249,355
Property, plant and equipment, net	462,983	401,284
Goodwill	590,122	568,784
Intangibles and loan acquisition costs, net	203,059	187,861
Environmental indemnification receivable	18,293	15,640
Other	6,174	6,119

Total assets	$1,523,155	$1,429,043

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$33,250	$33,795
Accrued liabilities	64,378	50,759
Income taxes payable	1,377	424
Current portion of debt	26,388	4,549
Current portion of capital lease obligation	1,450	1,435

Total current liabilities	126,843	90,962
Debt, less current portion	833,448	813,536
Capital lease obligation, less current portion	2,951	3,319
Pension and postretirement benefits	71,791	65,779
Postemployment benefits	3,627	3,673
Environmental reserve, less current portion	24,378	22,627
Deferred income taxes	93,161	74,833
Other	28,288	18,983
Commitments and contingencies
Shareholders' equity:
Preferred stock—15,000,000 shares authorized, 0 issued and outstanding	—	—
Common stock, $.01 par value—200,000,000 shares authorized, 40,328,410 and 40,326,537 issued and outstanding at March 29, 2008 and December 29, 2007, respectively	403	403
Paid-in capital	390,578	390,337
Retained deficit	(38,572)	(51,484)
Accumulated other comprehensive loss	(13,741)	(3,925)

	338,668	335,331

Total liabilities and shareholders' equity	$1,523,155	$1,429,043

*
Derived from audited consolidated financial statements

See notes to condensed consolidated financial statements

Polypore International, Inc.
Condensed consolidated statements of income (unaudited)

	Three months ended
(in thousands, except share data)	March 29, 2008	March 31, 2007

Net sales	$145,329	$129,036
Cost of goods sold	90,369	80,890
Business interruption insurance recovery	(500)	—

Gross profit	55,460	48,146
Selling, general and administrative expenses	25,318	23,535
Business restructuring	—	53

Operating income	30,142	24,558
Other (income) expense:
Interest expense, net	15,940	23,643
Foreign currency and other	(97)	(133)

	15,843	23,510

Income from continuing operations before income taxes	14,299	1,048
Income taxes	3,747	(1,046)

Income from continuing operations	10,552	2,094
Income from discontinued operations, net of income taxes	2,360	16

Net income	$12,912	$2,110

Net income per share—basic and diluted:
Continuing operations	$0.26	$0.08
Discontinued operations	0.06	—

Net income per share	$0.32	$0.08

Weighted average shares outstanding—basic	40,325,019	25,342,569
Effect of dilutive stock options	336,426	129,047

Weighted average shares outstanding—diluted	40,661,445	25,471,616

See notes to condensed consolidated financial statements

Polypore International, Inc.
Condensed consolidated statements of cash flows (unaudited)

	Three months ended
(in thousands)	March 29, 2008	March 31, 2007

Operating activities:
Net income	$12,912	$2,110
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	8,577	7,661
Amortization expense	4,553	4,452
Amortization of loan acquisition costs	647	749
Amortization of debt discount	—	6,490
Stock-based compensation	266	148
Loss on disposal of property, plant and equipment	127	567
Foreign currency gain	(605)	(74)
Deferred income taxes	1,101	(4,049)
Business restructuring	—	53
Gain on sale of synthetic paper business	(3,774)	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	2,861	(815)
Inventories	(2,633)	2,391
Prepaid and other current assets	155	2,107
Accounts payable and accrued liabilities	5,548	950
Income taxes payable	1,104	1,291
Other, net	538	(1,092)

Net cash provided by operating activities	31,377	22,939
Investing activities:
Proceeds from sale of synthetic paper business	4,000	—
Purchases of property, plant and equipment	(12,296)	(2,663)
Acquisitions, net of cash acquired	(61,736)	(5,181)

Net cash used in investing activities	(70,032)	(7,844)
Financing activities:
Proceeds from revolving credit facility	17,000	—
Principal payments on debt	(11,102)	(1,286)
Repurchase of common stock	—	(320)
Loan acquisition costs	—	(31)

Net cash provided by (used in) financing activities	5,898	(1,637)
Effect of exchange rate changes on cash and cash equivalents	973	1,048

Net increase (decrease) in cash and cash equivalents	(31,784)	14,506
Cash and cash equivalents at beginning of period	54,934	54,712

Cash and cash equivalents at end of the period	$23,150	$69,218

See notes to condensed consolidated financial statements

Polypore International, Inc.

Notes to condensed consolidated financial statements

(unaudited)

1.    Description of business and basis of presentation

Description of business

Polypore International, Inc. (the "Company") is a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The Company has a global presence in the major geographic markets of North America, South America, Western Europe and Asia.

On June 27, 2007, the Company priced its initial public offering of 15,000,000 shares of its common stock.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, the unaudited condensed consolidated financial statements and notes do not contain certain information included in the Company's annual financial statements. In the opinion of management, all normal and recurring adjustments that are necessary for a fair presentation have been made. Operating results for the three months ended March 29, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending January 3, 2009. The unaudited condensed consolidated financial statements should be read in conjunction with the annual audited financial statements for the fiscal year ended December 29, 2007.

2.    Recent accounting pronouncements

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement No. 133 Accounting for Derivative Instruments and Hedging Activities and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008.

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

3.    Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting and consist of:

(in thousands)	March 29, 2008	December 29, 2007

Raw materials	$27,399	$23,545
Work-in-process	13,875	11,544
Finished goods	33,191	29,240

Total	$74,465	$64,329

4.    Debt

Debt, in order of priority, consists of:

(in thousands)	March 29, 2008	December 29, 2007

Senior credit facilities:
Revolving credit facility	$17,000	$—
Term loan facilities	376,112	373,122
8.75% senior subordinated notes	461,775	444,825
Other	4,949	138

	859,836	818,085
Less current maturities	26,388	4,549

Long-term debt	$833,448	$813,536

In connection with the acquisition of Microporous Holding Corporation on February 29, 2008, the Company assumed $14,235,000 of debt, of which $9,435,000 was repaid in March 2008. In April 2008, the Company repaid the remaining $4,800,000 of assumed debt. At March 29, 2008, the $4,800,000 of debt was classified in "Current portion of debt" in the condensed consolidated balance sheets.

In January 2008, the Company entered into two interest rate swap agreements with notional principal amounts totaling $250,000,000. The swap agreement with a notional amount of $200,000,000 effectively fixes the interest rate on that amount of debt at 5.54% and expires on December 31, 2009. The swap agreement with a notional amount of $50,000,000 effectively fixes the interest rate on that amount of debt at 5.58% and expires on June 30, 2009. The swap agreements are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). In accordance with FAS 133, the Company designated these swap agreements as cash flow hedges with changes in fair value, net of

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

4.    Debt (continued)

income taxes, recorded to "Accumulated other comprehensive loss" in the condensed consolidated balance sheets. The fair value of the interest rate swap agreements, based on current settlement values, was an obligation of $3,784,000 at March 29, 2008 and was included in "Other" non-current liabilities in the condensed consolidated balance sheets.

5.    Employee benefit plans

The Company and its subsidiaries sponsor multiple defined benefit pension plans and an other postretirement benefit plan. The following table provides the components of net periodic benefit cost:

	Pension plans		Other postretirement benefits
	Three months ended		Three months ended
(in thousands)	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007

Service cost	$593	$786	$17	$8
Interest cost	1,057	812	34	28
Expected return on plan assets	(282)	(236)	—	—
Amortization of prior service cost	(21)	—	—	—
Recognized net actuarial loss	110	90	4	—

Net periodic benefit cost	$1,457	$1,452	$55	$36

6.    Environmental matters

The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Environmental reserves, which are predominately euro-denominated, were $31,030,000 and $29,153,000 as of March 29, 2008 and December 29, 2007, respectively.

The environmental reserves are primarily related to the Wuppertal, Germany and Potenza, Italy facilities. In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for costs to remediate known environmental issues and operational upgrades at the Wuppertal, Germany facility. In 2004, the Company identified potential environmental

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

6.    Environmental matters (continued)

contamination at its manufacturing facility in Potenza, Italy. The Company anticipates that expenditures will be made over the next seven to ten years.

In 2006, the Company identified instances of potential non-compliance with environmental operating permits at the Corydon, Indiana and Owensboro, Kentucky facilities. The Company recorded its best estimate of potential penalties at that time. In March 2008, the Company reached agreement with the Indiana Department of Environmental Management and agreed to pay fines consistent with the Company's original estimate. The Company does not believe that additional fines or penalties will be assessed.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel N.V. ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. At March 29, 2008 and December 29, 2007, amounts receivable under the indemnification agreements were $21,490,000 and $19,952,000, respectively. The current portion of the indemnification receivable is included in other current assets.

7.    Business restructuring

2006 restructuring plan

In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, the Company's separations media segment exited the production of cellulosic membranes and realigned its cost structure at its Wuppertal, Germany facility. On August 24, 2006, the Company announced a layoff of approximately 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $33,753,000, consisting of a $17,492,000 non-cash impairment charge for buildings and equipment used in the production of cellulosic hemodialysis membranes, $10,466,000 for the employee layoffs and $5,795,000 for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

7.    Business restructuring (continued)

used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. The Company expects to complete these activities by the end of the 2010. The timing, scope and costs of these restructuring measures are subject to change as the Company proceeds with its restructuring plan and further evaluates its business needs and costs.

2005 restructuring plan

In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, the Company's energy storage segment transferred certain assets from Europe and the United States to its facilities in Thailand and China. The capacity realignment plan included the closure of the Company's facility in Feistritz, Austria, the downsizing of its Norderstedt, Germany facility and the relocation of certain assets from these two plants to the Company's facilities in Prachinburi, Thailand. Additionally, finishing equipment from the Company's facility in Charlotte, North Carolina was relocated to its facility in Shanghai, China. The total cost of the realignment plan was $9,117,000, including a non-cash impairment charge of $1,278,000 in 2005 for property, plant and equipment located at the Feistritz, Austria facility that was relocated to Prachinburi, Thailand.

Restructuring activity during the three months ended March 29, 2008 consisted of:

(in thousands)	Balance at December 29, 2007	Restructuring charges	Cash payments	Foreign currency translation	Balance at March 29, 2008

2006 Restructuring Plan:
Severance and benefit costs	$3,548	$—	$(268)	$259	$3,539
Other	1,288	—	(281)	84	1,091

	4,836	—	(549)	343	4,630
2005 Restructuring Plan:
Severance and benefit costs	404	—	(26)	30	408

Total	$5,240	$—	$(575)	$373	$5,038

8.    Income taxes

The income tax provision for the interim periods presented is computed at the effective rate expected to be applicable in each respective full year using the statutory rates on a country-by-country basis. Income tax expense recorded in the financial statements differs from the Federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates and various changes in estimates of permanent differences and valuation allowances.

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

9.    Acquisitions

The Company accounts for acquisitions in conformity with FASB Statement No. 141, Business Combinations and FASB Statement No. 142, Goodwill and Other Intangible Assets.

On February 29, 2008, the Company purchased 100% of the stock of Microporous Holding Corporation, the parent company of Microporous Products L.P. ("Microporous"). The acquisition broadens the Company's participation in the deep-cycle industrial battery market, adds to its membrane technology portfolio and product breadth, enhances service to common customers and adds cost-effective production capacity. The results of Microporous operations are included in the Company's energy storage segment and have been included in the consolidated financial statements since the date of acquisition.

The purchase price for Microporous stock, including acquisition related costs, was approximately $28,093,000 which the Company paid at closing. Also, at the time of closing, the Company repaid certain indebtedness of Microporous in the aggregate amount of approximately $33,643,000 and assumed $14,235,000 of debt. The purchase price is subject to post-closing adjustments. The purchase agreement provides for additional cash payments of up to an aggregate of $3,750,000 over the next three years beginning in 2008, contingent upon the acquired business meeting defined earnout provisions.

The excess of the purchase price over the fair value of the net assets purchased was approximately $21,180,000 and was allocated to goodwill. The goodwill is not deductible for income tax purposes.

The following table summarizes the preliminary purchase price allocation based upon the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)

Current assets	$16,775
Property, plant and equipment	42,756
Intangible assets	18,600
Goodwill	21,180

Total assets acquired	99,311
Current liabilities	5,593
Debt assumed	14,235
Deferred taxes and other liabilities	17,468

Total liabilities assumed	37,296

Net assets acquired	$62,015

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

9.    Acquisitions (continued)

On March 20, 2008, the Company received a letter from the Federal Trade Commission (the "FTC") regarding the acquisition of Microporous. On April 7, 2008, Polypore and its wholly-owned subsidiary, Daramic LLC, received a subpoena and interrogatories requesting substantially similar documents and information as were requested in the FTC's initial letter, as well as additional documents and information. The Company is in the process of responding to this request. The Company cannot predict the outcome of the investigation at this time and does not believe that the resolution of this matter will have a material adverse impact on the business, financial condition or results of operations of the Company.

Effective January 1, 2007, the Company purchased from Nippon Sheet Glass Company, Limited ("NSG") a 60% share in Daramic NSG Tianjin PE Separator Co., LTD ("DNPET") for an aggregate purchase price of $5,475,000, of which $5,181,000 was paid in the three months ended March 30, 2007. DNPET is a lead-acid battery separator manufacturing facility located in Tianjin, China and is included in the Company's energy storage segment. The acquisition supports the Company's strategy of expanding capacity in the high growth Asia-Pacific region. Beginning January 1, 2007, DNPET's assets, liabilities, results of operations and cash flows are consolidated with those of the Company and NSG's interest in DNPET is included in the Company's consolidated balance sheet as minority interest. The Company is entitled to all of the earnings and cash flow from DNPET for the first two years and after that, earnings and cash flows are allocated based on ownership percentages. On January 1, 2009 and January 1, 2012, the Company can exercise a call option and NSG can exercise a put option for the Company to purchase NSG's 40% ownership interest for $3,600,000. After 2012, the exercise price of the call and put options will be equal to the fair market value of the shares, as determined by an independent appraiser. The excess of the purchase price over the fair value of the net assets purchased was approximately $946,000 and was allocated to goodwill.

10.    Business interruption insurance recovery

On September 30, 2007, a customer in the Company's energy storage segment experienced a fire at one of their facilities. The Company has filed a business interruption insurance claim with its insurance provider and received a payment of $500,000 in the three months ended March 29, 2008. The remaining claim is still being negotiated with the insurance provider.

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

11.    Comprehensive income

Comprehensive income is as follows:

	Three months ended
(in thousands)	March 29, 2008	March 31, 2007

Net income	$12,912	$2,110
Foreign currency translation adjustment	(7,172)	3,883
Net actuarial loss and prior service credit	(266)	(60)
Unrealized loss on interest rate swap agreements	(2,378)	—

Comprehensive income	$3,096	$5,933

12.    Related party transactions

The Company's German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company and other companies that have invested in them. The Company's investments represent 25% ownership in each of the firms and are accounted for by the equity method of accounting. The Company's equity investment account balance was $298,000 and $278,000 at March 29, 2008 and December 29, 2007, respectively. Charges from the affiliates for work performed were $268,000 and $347,000 for the three months ended March 29, 2008 and March 31, 2007, respectively. Amounts due to the affiliates were approximately $114,000 and $112,000 at March 29, 2008 and December 29, 2007, respectively.

13.    Segment information

The Company's operations are principally managed on a products basis and are comprised of three operating segments that have been aggregated into two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various medical and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization. In addition, it evaluates business segment performance before business restructuring charges and

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

13.    Segment information (continued)

the impact of certain non-recurring costs. Financial information relating to the reportable operating segments is presented below:

	Three months ended
(in thousands)	March 29, 2008	March 31, 2007

Net sales to external customers (by major product group):
Lead-acid battery separators	$80,591	$71,846
Lithium battery separators	23,370	21,307

Energy storage	103,961	93,153
Healthcare	27,300	23,193
Filtration and specialty	14,068	12,690

Separations media	41,368	35,883

Total net sales to external customers	$145,329	$129,036

Operating income:
Energy storage	$23,602	$19,850
Separations media	6,806	4,808
Corporate	(266)	(47)

Segment operating income	30,142	24,611
Business restructuring	—	53

Total operating income	30,142	24,558
Reconciling items:
Interest expense, net	15,940	23,643
Foreign currency and other	(97)	(133)

Income from continuing operations before income taxes	$14,299	$1,048

Depreciation and amortization:
Energy storage	$8,608	$8,185
Separations media	4,522	3,928

Total depreciation and amortization	$13,130	$12,113

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

14.    Discontinued operations

In January 2008, the Company sold a non-core synthetic paper business, a component of the energy storage segment, for $4,000,000, resulting in a gain on sale of approximately $2,372,000, net of income taxes of $1,402,000. The results of operations and the gain on sale from the synthetic paper business are presented as discontinued operations for all periods presented in the Company's condensed consolidated statements of income.

15.    Financial statements of guarantors

On July 31, 2007, Polypore, Inc. merged with and into the Company, and the Company assumed all of Polypore, Inc.'s obligations under the 8.75% senior subordinated notes. The senior subordinated notes are unconditionally guaranteed, jointly and severally, on a senior basis by certain of the Company's wholly owned subsidiaries ("Guarantors"). Management has determined that separate complete financial statements of the Guarantors would not be material to users of the financial statements.

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

15.    Financial statements of guarantors (continued)

The following sets forth condensed consolidating financial statements of the Guarantors and non-Guarantor subsidiaries.

Condensed consolidating balance sheet
as of March 29, 2008

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Assets
Cash and cash equivalents	$—	$20,200	$2,950	$—	$23,150
Accounts receivable, net	47,830	76,933	—	—	124,763
Inventories	26,569	47,896	—	—	74,465
Deferred income taxes	—	—	1,482	—	1,482
Prepaid and other	3,150	14,932	582	—	18,664

Total current assets	77,549	159,961	5,014	—	242,524
Due from affiliates	276,486	371,350	293,581	(941,417)	—
Investment in subsidiaries	212,144	295,249	326,692	(834,085)	—
Property, plant and equipment, net	139,123	323,860	—	—	462,983
Goodwill	—	—	590,122	—	590,122
Intangibles and loan acquisition costs, net	41	—	203,018	—	203,059
Other	5,675	18,792	—	—	24,467

Total assets	$711,018	$1,169,212	$1,418,427	$(1,775,502)	$1,523,155

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$40,361	$40,483	$16,784	$—	$97,628
Income taxes payable	(687)	1,968	96	—	1,377
Current portion of debt	4,800	552	21,036	—	26,388
Current portion of capital lease obligation	1,450	—	—	—	1,450

Total current liabilities	45,924	43,003	37,916	—	126,843
Due to affiliates	344,811	336,604	260,002	(941,417)	—
Debt, less current portion	—	54,429	779,019	—	833,448
Capital lease obligation, less current portion	2,951	—	—	—	2,951
Pension and postretirement benefits, less current portion	2,656	69,135	—	—	71,791
Postemployment benefits	—	3,627	—	—	3,627
Environmental reserve, less current portion	—	24,378	—	—	24,378
Deferred income taxes and other	70,892	47,735	2,822	—	121,449
Shareholder's equity	243,784	590,301	338,668	(834,085)	338,668

Total liabilities and shareholders' equity	$711,018	$1,169,212	$1,418,427	$(1,775,502)	$1,523,155

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

15.    Financial statements of guarantors (continued)

Condensed consolidating balance sheet
as of December 29, 2007

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Assets
Cash and cash equivalents	$—	$40,055	$14,879	$—	$54,934
Accounts receivable, net	36,116	79,503	—	—	115,619
Inventories	20,360	43,969	—	—	64,329
Deferred income taxes	—	—	1,808	—	1,808
Prepaid and other	2,578	10,242	(155)	—	12,665

Total current assets	59,054	173,769	16,532	—	249,355
Due from affiliates	237,033	324,314	287,491	(848,838)	—
Investment in subsidiaries	224,443	283,721	270,952	(779,116)	—
Property, plant and equipment, net	111,379	289,905	—	—	401,284
Goodwill	—	1,240	567,544	—	568,784
Intangibles and loan acquisition costs, net	44	—	187,817	—	187,861
Other	1,552	17,659	2,548	—	21,759

Total assets	$633,505	$1,090,608	$1,332,884	$(1,627,954)	$1,429,043

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$30,548	$47,206	$6,800	$—	$84,554
Income taxes payable	—	—	424	—	424
Current portion of debt	—	513	4,036	—	4,549
Current portion of capital lease obligation	1,435	—	—	—	1,435

Total current liabilities	31,983	47,719	11,260	—	90,962
Due to affiliates	315,847	310,017	222,974	(848,838)	—
Debt, less current portion	—	50,661	762,875	—	813,536
Capital lease obligation, less current portion	3,319	—	—	—	3,319
Pension and postretirement benefits, less current portion	2,343	63,436	—	—	65,779
Postemployment benefits	—	3,673	—	—	3,673
Environmental reserve, less current portion	—	22,627	—	—	22,627
Deferred income taxes and other	70,954	22,418	444	—	93,816
Shareholder's equity	209,059	570,057	335,331	(779,116)	335,331

Total liabilities and shareholders' equity	$633,505	$1,090,608	$1,332,884	$(1,627,954)	$1,429,043

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

15.    Financial statements of guarantors (continued)

Condensed consolidating statement of income
for the three months ended March 29, 2008

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$53,884	$91,445	$—	$—	$145,329
Cost of goods sold	24,453	65,916	—	—	90,369
Business interruption insurance recovery	(500)	—	—	—	(500)

Gross profit	29,931	25,529	—	—	55,460
Selling, general and administrative expenses	15,717	9,335	266	—	25,318

Operating income (loss)	14,214	16,194	(266)	—	30,142
Interest expense and other	(575)	1,998	14,420	—	15,843
Equity in earnings of subsidiaries	—	—	(18,766)	18,766	—

Income (loss) from continuing operations before income taxes	14,789	14,196	4,080	(18,766)	14,299
Income taxes	6,011	4,208	(6,472)	—	3,747

Income from continuing operations	$8,778	$9,988	$10,552	$(18,766)	$10,552

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

15.    Financial statements of guarantors (continued)

Condensed consolidating statement of income
for the three months ended March 31, 2007

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$47,811	$81,225	$—	$—	$129,036
Cost of goods sold	20,217	60,673	—	—	80,890

Gross profit	27,594	20,552	—	—	48,146
Selling, general and administrative expenses	15,304	8,042	189	—	23,535
Business restructuring	—	53	—	—	53

Operating income (loss)	12,290	12,457	(189)	—	24,558
Interest expense and other	(1,713)	1,649	23,574	—	23,510
Equity in earnings of subsidiaries	—	—	(14,765)	14,765	—

Income (loss) from continuing operations before income taxes	14,003	10,808	(8,998)	(14,765)	1,048
Income taxes	7,827	2,219	(11,092)	—	(1,046)

Income from continuing operations	$6,176	$8,589	$2,094	$(14,765)	$2,094

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

15.    Financial statements of guarantors (continued)

Condensed consolidating statement of cash flows
for the three months ended March 29, 2008

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$23,008	$24,427	$12,706	$(28,764)	$31,377
Investing activities:
Proceeds from sale of synthetic paper business	4,000	—	—	—	4,000
Purchases of property, plant and equipment	(7,360)	(4,936)	—	—	(12,296)
Acquisitions, net of cash acquired	—	—	(61,736)	—	(61,736)

Net cash used in investing activities	(3,360)	(4,936)	(61,736)	—	(70,032)
Financing activities:
Proceeds from revolving credit facility	—	—	17,000	—	17,000
Principal payments on debt	(353)	(9,804)	(945)	—	(11,102)
Intercompany transactions, net	(19,770)	(30,040)	21,046	28,764	—

Net cash used in financing activities	(20,123)	(39,844)	37,101	28,764	5,898
Effect of exchange rate changes on cash and cash equivalents	475	498	—	—	973

Net increase in cash and cash equivalents	—	(19,855)	(11,929)	—	(31,784)
Cash and cash equivalents at beginning of period	—	40,055	14,879	—	54,934

Cash and cash equivalents at end of period	$—	$20,200	$2,950	$—	$23,150

Polypore International, Inc.

Notes to condensed consolidated financial statements (continued)

(unaudited)

15.    Financial statements of guarantors (continued)

Condensed consolidating statement of cash flows
for the three months ended March 31, 2007

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$13,647	$17,032	$7,083	$(14,823)	$22,939
Investing activities:
Purchases of property, plant and equipment	(948)	(1,715)	—	—	(2,663)
Acquisitions, net of cash acquired	—	(5,181)	—	—	(5,181)

Net cash used in investing activities	(948)	(6,896)	—	—	(7,844)
Financing activities:
Principal payments on debt	(339)	—	(947)	—	(1,286)
Loan acquisition costs	—	—	(31)	—	(31)
Repurchase of common stock	—	—	(320)	—	(320)
Intercompany transactions, net	(12,384)	(3,201)	762	14,823	—

Net cash used in financing activities	(12,723)	(3,201)	(536)	14,823	(1,637)
Effect of exchange rate changes on cash and cash equivalents	24	1,024	—	—	1,048

Net increase in cash and cash equivalents	—	7,959	6,547	—	14,506
Cash and cash equivalents at beginning of period	—	30,807	23,905	—	54,712

Cash and cash equivalents at end of period	$—	$38,766	$30,452	$—	$69,218

POLYPORE

Polypore International global presence

Corydon, IN

Owensboro, KY

Charlotte, NC

CELGARD

Obernberg, Germany
Sélestat, France
Norderstedt, Germany
Wuppertal, Germany
Feistritz, Austria
Potenza, Italy
Owensboro, KY
Piney Flats, TN
Corydon, IN
Charlotte, NC
Tianjin, China
Seoul, South Korea
Tokyo, Japan
Shanghai, China
Shenzhen, China
Prachinburi, Thailand
Sao Paulo, Brazil
Manufacturing facility
Sales office
Operating headquarters

Prachinburi, Thailand

Tianjin, China

Potenza, Italy

Sélestat, France

Obernberg, Germany

Norderstedt, Germany

Wuppertal, Germany

7,500,000 shares

Common stock

Prospectus

JPMorgan

Sole Bookrunner

Robert W. Baird & Co.

William Blair & Company
BB&T Capital Markets

May 22, 2008

QuickLinks

  Filed Pursuant to Rule 424(b)(4) Registration No. 333-150754
Table of contents
Prospectus summary
The offering
Summary consolidated financial information
Risk factors
Forward-looking statements
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Selected historical consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Compensation discussion and analysis
Principal and selling stockholders
Description of capital stock
Shares eligible for future sale
Certain relationships
Certain United States tax considerations for non-U.S. holders
Underwriting
Legal matters
Experts
Where you can find more information
Index to consolidated financial statements
Report of Independent Registered Public Accounting Firm
Polypore International, Inc. Consolidated balance sheets
Polypore International, Inc. Consolidated statements of shareholders' equity
Polypore International, Inc. Consolidated statements of cash flows
Polypore International, Inc. Notes to consolidated financial statements
Condensed consolidating balance sheet as of December 30, 2006
Condensed consolidating statement of operations for the year ended December 29, 2007
Condensed consolidating statement of operations for the year ended December 30, 2006
Condensed consolidating statement of operations for the year ended December 31, 2005
Condensed consolidating statement of cash flows for the year ended December 29, 2007
Condensed consolidating statement of cash flows for the year ended December 30, 2006
Condensed consolidating statement of cash flows for the year ended December 31, 2005
  Schedule II
Polypore International, Inc. Financial statement schedule—Valuation and qualifying accounts
Polypore International, Inc. Condensed consolidated balance sheets
Polypore International, Inc. Condensed consolidated statements of cash flows (unaudited)
Polypore International, Inc. Notes to condensed consolidated financial statements (unaudited)
Condensed consolidating statement of income for the three months ended March 29, 2008
Condensed consolidating statement of income for the three months ended March 31, 2007
Condensed consolidating statement of cash flows for the three months ended March 29, 2008
Condensed consolidating statement of cash flows for the three months ended March 31, 2007